FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Option One Mortgage Acceptance Corporation	**0001025562**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, May 2, 2005, Series 2005-2	**333-14625**
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 2, 2005

OPTION ONE MORTGAGE ACCEPTANCE CORPORATION

By: David S. Wells

Name: David S. Wells

Title: Assistant Secretary

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	**Description**	**Format**
99.3	Computational Materials	P*

---

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

Option One Mortgage Loan Trust 2005-2
NetWAC Schedule

FRM PPC: 115%
ARM PPC: 100%
Enable Call: No
LIBOR Curves: assumes forward LIBOR curves + 100bps

Period	1 Mo LIBOR	6 Mo LIBOR	NetWAC Cap
1	2.98000	3.34400	3.76
2	4.17200	4.46300	6.39
3	4.27300	4.56200	6.19
4	4.40200	4.65500	6.19
5	4.50700	4.73400	6.39
6	4.59200	4.80400	6.19
7	4.68100	4.86800	6.39
8	4.75900	4.92200	6.19
9	4.82000	4.96900	6.19
10	4.87100	5.01200	6.85
11	4.92200	5.05100	6.09
12	4.96700	5.08900	6.29
13	4.99900	5.12500	6.09
14	5.03600	5.16000	6.29
15	5.07200	5.19400	6.09
16	5.10600	5.22900	6.09
17	5.14400	5.26700	6.29
18	5.17900	5.30000	6.09
19	5.20800	5.32200	6.30
20	5.23600	5.33700	6.09
21	5.28000	5.35200	6.09
22	5.32600	5.36500	8.30
23	5.33800	5.37400	7.93
24	5.31100	5.38500	8.20
25	5.29800	5.40500	8.33
26	5.32600	5.43000	8.61
27	5.35300	5.45400	8.32
28	5.37900	5.47600	8.56
29	5.40300	5.49600	8.93
30	5.42600	5.51400	8.63
31	5.44700	5.53100	8.75
32	5.46600	5.54500	8.46
33	5.48300	5.55700	8.49
34	5.49800	5.56700	9.19
35	5.51200	5.57600	8.62

Period	1 Mo LIBOR	6 Mo LIBOR	NetWAC Cap
36	5.52300	5.58400	8.90
37	5.53100	5.59100	8.65
38	5.53700	5.59900	8.93
39	5.54300	5.60700	8.64
40	5.55000	5.61600	8.67
41	5.55800	5.62500	8.97
42	5.56600	5.63600	8.67
43	5.57500	5.64800	8.97
44	5.58400	5.66100	8.67
45	5.59500	5.67200	8.67
46	5.60800	5.68300	9.62
47	5.62100	5.69200	8.69
48	5.63700	5.70000	8.98
49	5.64700	5.70700	8.69
50	5.65200	5.71300	8.97
51	5.65700	5.72000	8.67
52	5.66200	5.72800	8.69
53	5.66900	5.73700	8.97
54	5.67600	5.74700	8.68
55	5.68400	5.75900	8.97
56	5.69400	5.77200	8.67
57	5.70400	5.78600	8.66
58	5.71600	5.80200	9.62
59	5.72900	5.81800	8.69
60	5.74400	5.83400	8.97
61	5.76100	5.85000	8.68
62	5.77700	5.86700	8.97
63	5.79400	5.88200	8.67
64	5.81000	5.89800	8.70
65	5.82600	5.91300	9.00
66	5.84100	5.92700	8.70
67	5.85600	5.94100	8.99
68	5.87000	5.95400	8.69
69	5.88400	5.96700	8.68
70	5.89700	5.97900	9.64
71	5.91000	5.99000	8.71
72	5.92200	6.00100	8.99
73	5.93400	6.01200	8.70
74	5.94500	6.02100	8.98
75	5.95500	6.03000	8.68
76	5.96500	6.03800	8.70
77	5.97400	6.04500	8.99
78	5.98200	6.05100	8.69
79	5.99000	6.05700	8.97
80	5.99600	6.06200	8.67

Period	1 Mo LIBOR	6 Mo LIBOR	NetWAC Cap
81	6.00200	6.06800	8.66
82	6.00700	6.07500	9.27
83	6.01200	6.08200	8.66
84	6.01500	6.09000	8.94
85	6.02100	6.09900	8.65
86	6.03100	6.10900	8.92
87	6.04000	6.11900	8.63
88	6.05000	6.12800	8.64
89	6.05900	6.13800	8.92
90	6.06900	6.14700	8.62
91	6.07800	6.15600	8.91
92	6.08700	6.16600	8.61
93	6.09700	6.17500	8.60
94	6.10600	6.18400	9.53
95	6.11500	6.19300	8.61
96	6.12400	6.20200	8.88
97	6.13300	6.21200	8.59
98	6.14200	6.22100	8.87
99	6.15100	6.22900	8.57
100	6.16000	6.23800	8.58
101	6.16800	6.24700	8.86
102	6.17700	6.25600	8.56
103	6.18600	6.26500	8.84
104	6.19400	6.27400	8.54
105	6.20300	6.28200	8.53
106	6.21200	6.29100	9.46
107	6.22000	6.30000	8.54
108	6.22900	6.30800	8.81
109	6.23700	6.31700	8.52
110	6.24600	6.32500	8.79
111	6.25400	6.33400	8.50
112	6.26200	6.34200	8.50
113	6.27100	6.35100	8.78
114	6.27900	6.35900	8.48
115	6.28700	6.36800	8.76
116	6.29600	6.37600	8.46
117	6.30400	6.38300	8.45
118	6.31200	6.38800	9.36
119	6.32000	6.39200	8.45
120	6.32900	6.39600	8.72
121	6.33400	6.39800	8.43
122	6.33500	6.39900	8.70
123	6.33600	6.40100	8.40
124	6.33800	6.40300	8.40
125	6.33900	6.40400	8.66

Period	1 Mo LIBOR	6 Mo LIBOR	NetWAC Cap
126	6.34100	6.40600	8.37
127	6.34300	6.40800	8.64
128	6.34400	6.41000	8.35
129	6.34600	6.41200	8.34
130	6.34800	6.41400	8.90
131	6.35000	6.41700	8.32
132	6.35200	6.41900	8.58
133	6.35500	6.42200	8.29
134	6.35700	6.42500	8.55
135	6.35900	6.42800	8.27
136	6.36200	6.43100	8.26
137	6.36500	6.43500	8.52
138	6.36800	6.43800	8.24
139	6.37100	6.44200	8.50
140	6.37500	6.44600	8.21
141	6.37800	6.45200	8.20
142	6.38200	6.45900	9.07
143	6.38600	6.46700	8.19
144	6.39000	6.47500	8.45
145	6.39800	6.48500	8.16
146	6.40800	6.49400	8.42
147	6.41800	6.50300	8.14
148	6.42700	6.51200	8.14
149	6.43600	6.52000	8.41
150	6.44500	6.52700	8.12
151	6.45300	6.53500	8.38
152	6.46100	6.54100	8.10
153	6.46800	6.54700	8.09
154	6.47500	6.55300	8.95
155	6.48100	6.55800	8.08
156	6.48700	6.56200	8.33
157	6.49200	6.56600	8.05
158	6.49700	6.57000	8.31
159	6.50100	6.57200	8.03
160	6.50400	6.57400	8.02
161	6.50700	6.57600	8.28
162	6.51000	6.57700	8.00
163	6.51200	6.57700	8.25
164	6.51300	6.57700	7.97
165	6.51300	6.57500	7.96
166	6.51300	6.57400	8.80
167	6.51200	6.57100	7.94
168	6.51100	6.56800	8.19
169	6.50900	6.56400	7.91
170	6.50600	6.55900	8.16

Period	1 Mo LIBOR	6 Mo LIBOR	NetWAC Cap
171	6.50300	6.55400	7.88
172	6.49900	6.54800	7.87
173	6.49400	6.54100	8.11
174	6.48800	6.53300	7.84
175	6.48200	6.52500	8.08
176	6.47500	6.51700	7.81
177	6.46700	6.51100	7.80
178	6.45800	6.50700	8.31
179	6.44900	6.50500	7.76
180	6.43800	6.50600	8.01
181	6.43500	6.50900	7.74
182	6.44000	6.51300	7.98
183	6.44400	6.51700	7.71
184	6.44800	6.52100	7.70
185	6.45200	6.52500	7.95
186	6.45600	6.52800	7.68
187	6.46000	6.53100	7.92
188	6.46300	6.53400	7.66
189	6.46600	6.53700	7.64
190	6.47000	6.54000	8.45
191	6.47200	6.54300	7.63
192	6.47500	6.54500	7.87
193	6.47800	6.54700	7.60
194	6.48000	6.54900	7.84
195	6.48300	6.55100	7.58
196	6.48500	6.55300	7.57
197	6.48600	6.55400	7.81
198	6.48800	6.55500	7.55
199	6.48900	6.55600	7.79
200	6.49100	6.55700	7.52
201	6.49200	6.55700	7.51
202	6.49300	6.55700	8.31
203	6.49300	6.55800	7.49
204	6.49300	6.55700	7.73
205	6.49400	6.55700	7.47
206	6.49400	6.55600	7.71
207	6.49300	6.55500	7.45
208	6.49300	6.55400	7.43
209	6.49200	6.55300	7.67
210	6.49100	6.55100	7.41
211	6.49000	6.54900	7.65
212	6.48800	6.54700	7.39
213	6.48700	6.54500	7.38
214	6.48500	6.54200	8.15
215	6.48300	6.54000	7.35

Period	1 Mo LIBOR	6 Mo LIBOR	NetWAC Cap
216	6.48000	6.53600	7.59
217	6.47800	6.53300	7.33
218	6.47500	6.52900	7.57
219	6.47100	6.52500	7.31
220	6.46800	6.52100	7.30
221	6.46400	6.51700	7.53
222	6.46000	6.51200	7.28
223	6.45600	6.50700	7.51
224	6.45100	6.50100	7.25
225	6.44700	6.49600	7.24
226	6.44100	6.49000	7.73
227	6.43600	6.48300	7.22
228	6.43000	6.47700	7.45
229	6.42400	6.47000	7.20
230	6.41800	6.46300	7.43
231	6.41200	6.45500	7.18
232	6.40500	6.44800	7.16
233	6.39800	6.43900	7.39
234	6.39000	6.43100	7.14
235	6.38200	6.42200	7.37
236	6.37400	6.41400	7.12
237	6.36600	6.40700	7.11
238	6.35700	6.40100	7.86
239	6.34800	6.39700	7.08
240	6.33900	6.39400	7.31
241	6.33400	6.39200	7.07
242	6.33300	6.39100	7.29
243	6.33200	6.39000	7.05
244	6.33100	6.38900	7.04
245	6.33000	6.38800	7.26
246	6.32900	6.38700	7.02
247	6.32800	6.38600	7.25
248	6.32700	6.38500	7.00
249	6.32600	6.38400	7.00
250	6.32500	6.38300	7.74
251	6.32400	6.38200	6.98
252	6.32300	6.38100	7.20
253	6.32200	6.38000	6.96
254	6.32100	6.37900	7.19
255	6.32000	6.37800	6.95
256	6.31900	6.37700	6.94
257	6.31800	6.37600	7.16
258	6.31700	6.37500	6.92
259	6.31600	6.37400	7.14
260	6.31500	6.37200	6.91

Period	1 Mo LIBOR	6 Mo LIBOR	NetWAC Cap
261	6.31400	6.37100	6.90
262	6.31300	6.37000	7.63
263	6.31200	6.36900	6.88
264	6.31100	6.36800	7.11
265	6.31000	6.36700	6.87
266	6.30900	6.36600	7.09
267	6.30800	6.36500	6.85
268	6.30700	6.36400	6.85
269	6.30600	6.36300	7.07
270	6.30400	6.36200	6.83
271	6.30300	6.36000	7.05
272	6.30200	6.35900	6.82
273	6.30100	6.35800	6.81
274	6.30000	6.35700	7.27
275	6.29900	6.35600	6.80
276	6.29800	6.35500	7.02
277	6.29700	6.35400	6.79
278	6.29600	6.35300	7.01
279	6.29500	6.35200	6.77
280	6.29400	6.35100	6.77
281	6.29300	6.35000	6.98
282	6.29200	6.34900	6.75
283	6.29100	6.34800	6.97
284	6.29000	6.34600	6.74
285	6.28900	6.34500	6.74
286	6.28800	6.34400	7.45
287	6.28700	6.34300	6.72
288	6.28600	6.34200	6.94
289	6.28500	6.34100	6.71
290	6.28400	6.34000	6.93
291	6.28300	6.33900	6.70
292	6.28200	6.33800	6.69
293	6.28100	6.33700	6.91
294	6.28000	6.33700	6.68
295	6.27900	6.33600	6.90
296	6.27800	6.33500	6.67
297	6.27700	6.33400	6.67
298	6.27600	6.33300	7.37
299	6.27500	6.33200	6.66
300	6.27400	6.33100	6.87
301	6.27300	6.33000	6.65
302	6.27200	6.32900	6.86
303	6.27200	6.32900	6.64
304	6.27100	6.32800	6.63
305	6.27000	6.32700	6.85

Period	1 Mo LIBOR	6 Mo LIBOR	NetWAC Cap
306	6.26900	6.32600	6.62
307	6.26800	6.32500	6.84
308	6.26800	6.32500	6.61
309	6.26700	6.32400	6.61
310	6.26600	6.32300	7.31
311	6.26500	6.32300	6.60
312	6.26500	6.32200	6.81
313	6.26400	6.32100	6.59
314	6.26300	6.32100	6.80
315	6.26300	6.32000	6.58
316	6.26200	6.31900	6.57
317	6.26100	6.31900	6.79
318	6.26100	6.31800	6.56
319	6.26000	6.31800	6.78
320	6.26000	6.31700	6.56
321	6.25900	6.31700	6.55
322	6.25900	6.31600	7.00
323	6.25800	6.31600	6.54
324	6.25800	6.31500	6.76
325	6.25700	6.31500	6.54
326	6.25700	6.31500	6.75
327	6.25600	6.31400	6.53
328	6.25600	6.31400	6.52
329	6.25600	6.31400	6.74
330	6.25500	6.31400	6.52
331	6.25500	6.31300	6.73
332	6.25500	6.31300	6.51
333	6.25500	6.31300	6.50
334	6.25400	6.31300	7.20
335	6.25400	6.31300	6.50
336	6.25400	6.31300	6.71
337	6.25400	6.31300	6.49
338	6.25400	6.31300	6.70
339	6.25400	6.31300	6.48
340	6.25400	6.31300	6.48
341	6.25400	6.31300	6.69
342	6.25400	6.31300	6.47
343	6.25400	6.31300	6.68
344	6.25400	6.31300	6.46
345	6.25400	6.31300	6.46
346	6.25400	6.31400	7.15
347	6.25400	6.31400	6.45
348	6.25500	6.31400	6.66
349	6.25500	6.31500	6.44
350	6.25500	6.31500	6.65

Period	1 Mo LIBOR	6 Mo LIBOR	NetWAC Cap
351	6.25600	6.31500	6.43
352	6.25600	6.31600	6.42
353	6.25600	6.31600	6.63
354	6.25700	6.31700	6.41
355	6.25700	6.31700	6.61
356	6.25800	6.31800	6.38
357	6.25800	6.31900	6.35
358	6.25900	6.31900	6.97
359	6.25900	6.32000	6.51
360	6.26000	6.32100	6.71
361	6.26000	6.32100	0.00
362	6.26000	6.32100	0.00
363	6.26000	6.32100	0.00

Option One 2005-2 Class M7 Terwin Breakeven Analysis

Balance	$15,000,000.00	Delay	0
Coupon	4.78	Dated	5/5/2005
Settle	5/5/2005	First Payment	6/25/2005

	8.808 CDR	8.208 CDR	7.879 CDR	5.352 CDR	4.94 CDR	4.744 CDR
WAL	18.86	11.86	8.17	21.16	12.80	8.60
Principal Window	188 - 360	115 - 360	79 - 360	213 - 360	124 - 360	83 - 360
Principal Writedown	0.04%	0.05%	0.01%	0.15%	0.04%	0.07%
Total Collat Loss (Collat Maturity)	10.99%	6.63%	4.70%	12.61%	7.08%	4.89%
LIBOR	Fwd	Fwd	Fwd	Fwd	Fwd	Fwd
Prepay	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed
Loss Severity	30%	30%	30%	50%	50%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	6	6	6	6	6	6
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

	6.946 CDR	5.387 CDR	4.085 CDR	4.258 CDR
WAL	2.10	8.19	8.74	1.66
Principal Window	76 - 360	128 - 360	84 - 360	76 - 360
Principal Writedown	0.03%	0.02%	0.03%	0.12%
Total Collat Loss (Collat Maturity)	9.29%	4.60%	2.55%	10.51%
LIBOR	Fwd + 200	Fwd + 200	Fwd + 200	Fwd + 200
Prepay	50 PricingSpeed	100 PricingSpeed	150 PricingSpeed	50 PricingSpeed
Loss Severity	30%	30%	30%	50%
Servicer Advances	100%	100%	60%	100%
Liquidation Lag	6	6	6	6
Triggers	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

	3.288 CDR	2.591 CDR	8.314 CDR	5.004 CDR	5.32 CDR	3.230 CDR
WAL	8.20	8.96	8.92	9.44	8.57	8.72
Principal Window	135 - 360	86 - 360	87 - 360	92 - 360	93 - 360	97 - 360
Principal Writedown	0.16%	0.04%	0.01%	0.06%	0.01%	0.09%
Total Collat Loss (Collat Maturity)	4.88%	2.74%	4.37%	4.58%	2.91%	3.04%
LIBOR	Fwd + 200	Fwd + 200	Fwd	Fwd	Fwd + 200	Fwd + 200
Prepay	100 PricingSpeed	150 PricingSpeed	40 CPR	40 CPR	40 CPR	40 CPR
Loss Severity	50%	50%	30%	50%	30%	50%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	6	6	6	6	6	6
Triggers	FAIL	FAIL	FAIL	FAIL	FAIL	FAIL
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

z_oohe0502_mkt - Price/Yield - A2

Balance	$118,360,000.00	Delay	0
		Dated	5/5/2005
Settle	5/5/2005	First Payment	6/25/2005

LIBOR_1MO	2.98000
LIBOR_6MO	3.34400
Optional Redemption	Call (N)

Prepay	5 CPR	10 CPR	15 CPR	20 CPR	25 CPR	30 CPR
WAL	2.82	1.50	1.03	0.78	0.63	0.53
Mod Durn 30360	2.75	1.48	1.02	0.78	0.63	0.53
Principal Window Begin	1	1	1	1	1	1
Principal Window End	69	36	24	18	14	11

z_oohe0502_mkt - Price/Yield - M6

Fortis First Loss Analysis

Balance	$7,200,000.00	Delay	0
		Dated	5/5/2005
Settle	5/5/2005	First Payment	6/25/2005

WAL	14.34	9.48	19.79	19.67	9.40
Mod Durn 30360	8.41	6.56	9.82	10.07	6.74
Principal Writedown	0.66%	0.06%	1.35%	1.17%	0.76%
Total Collat Loss	4.10%	3.13%	5.48%	2.74%	3.60%
LIBOR	Forward + 200bps	Forward + 200bps	Forward + 200bps	Forward + 300bps	Forward + 100
Prepay FRM	23 HEP	35 HEP	15 HEP	15 HEP	35 HEP
Prepay ARM	40 CPR	55 CPR	30 CPR	55 CPR	55 CPR
Default	3.17 CDR	3.64 CDR	3.04 CDR	2.42 CDR	4.22 CDR
Loss Severity	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

z_oohe0502_mkt - Price/Yield - M7

Fortis First Loss Analysis

Balance	$15,000,000.00	Delay	0
		Dated	5/5/2005
Settle	5/5/2005	First Payment	6/25/2005

WAL	12.78	8.44	17.62	17.55	8.34
Mod Durn 30360	7.65	5.93	8.99	9.47	6.04
Principal Writedown	0.76%	0.48%	0.04%	0.45%	0.25%
Total Collat Loss	2.82%	1.86%	4.26%	1.50%	2.31%
LIBOR	Forward + 200bps	Forward + 200bps	Forward + 200bps	Forward + 300bps	Forward + 100
Prepay FRM	23 HEP	35 HEP	15 HEP	15 HEP	35 HEP
Prepay ARM	40 CPR	55 CPR	30 CPR	55 CPR	55 CPR
Default	2.14 CDR	2.13 CDR	2.32 CDR	1.29 CDR	2.66 CDR
Loss Severity	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

z_oohe0502_mkt - Price/Yield - M8

Fortis First Loss Analysis

Balance	$6,000,000.00	Delay	0
		Dated	5/5/2005
Settle	5/5/2005	First Payment	6/25/2005

WAL	15.52	10.28	18.68	21.61	10.18
Mod Durn 30360	8.26	6.68	8.93	10.50	6.74
Principal Writedown	1.82%	0.70%	0.00%	1.19%	1.02%
Total Collat Loss	2.33%	1.35%	3.86%	1.04%	1.81%
LIBOR	Forward + 200bps	Forward + 200bps	Forward + 200bps	Forward + 300bps	Forward + 100
Prepay FRM	23 HEP	35 HEP	15 HEP	15 HEP	35 HEP
Prepay ARM	40 CPR	55 CPR	30 CPR	55 CPR	55 CPR
Default	1.76 CDR	1.54 CDR	2.09 CDR	0.88 CDR	2.07 CDR
Loss Severity	60%	60%	60%	60%	60%
Servicer Advances	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12
Triggers	Fail	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

z_oohe0502_mkt - Price/Yield - M2

Balance	$20,400,000.00	Delay	0
		Dated	5/5/2005
Settle	5/5/2005	First Payment	6/25/2005

WAL	10.04	10.84	10.91	11.57	11.44	12.01
Principal Writedown	0.01%	0.01%	0.01%	0.01%	0.01%	0.01%
Collat Loss	11.06%	9.36%	11.34%	9.56%	11.51%	9.68%
LIBOR	Forward	Forward + 200bps	Forward	Forward + 200bps	Forward	Forward + 200bps
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	3422.06 SDA	2744.12 SDA	2545.36 SDA	2059.98 SDA	2027.62 SDA	1649.8 SDA
Loss Severity	35%	35%	45%	45%	55%	55%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Delinq	100%	100%	100%	100%	100%	100%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

z_oohe0502_mkt - Price/Yield - M2

Balance	$20,400,000.00	Delay	0
		Dated	5/5/2005
Settle	5/5/2005	First Payment	6/25/2005

WAL	10.04	10.84	10.91	11.57	11.44	12.01
Principal Writedown	0.01%	0.01%	0.01%	0.01%	0.01%	0.01%
Collat Loss	11.06%	9.36%	11.34%	9.56%	11.51%	9.68%
LIBOR	Forward	Forward + 200bps	Forward	Forward + 200bps	Forward	Forward + 200bps
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	3422.06 SDA	2744.12 SDA	2545.36 SDA	2059.98 SDA	2027.62 SDA	1649.8 SDA
Loss Severity	35%	35%	45%	45%	55%	55%
Servicer Advances	100%	100%	100%	100%	100%	100%
Liquidation Lag	12	12	12	12	12	12
Delinq	0%	0%	0%	0%	0%	0%
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

z_oohe0502_mkt - CF - A3

100 PricingSpeed 20% LIBOR

	Period	Date	Balance of A-3	Effective Net WAC
Total				
	1	25-Jun-05	80,410,000.00	3.76
	2	25-Jul-05	80,410,000.00	10.50
	3	25-Aug-05	80,410,000.00	10.50
	4	25-Sep-05	80,410,000.00	10.50
	5	25-Oct-05	80,410,000.00	10.50
	6	25-Nov-05	80,410,000.00	10.50
	7	25-Dec-05	80,410,000.00	10.50
	8	25-Jan-06	80,410,000.00	10.50
	9	25-Feb-06	80,410,000.00	10.50
	10	25-Mar-06	80,410,000.00	10.50
	11	25-Apr-06	80,410,000.00	10.50
	12	25-May-06	80,410,000.00	10.50
	13	25-Jun-06	80,410,000.00	10.50
	14	25-Jul-06	80,410,000.00	10.50
	15	25-Aug-06	80,410,000.00	10.50
	16	25-Sep-06	80,410,000.00	10.50
	17	25-Oct-06	80,410,000.00	10.50
	18	25-Nov-06	80,410,000.00	10.50
	19	25-Dec-06	80,410,000.00	10.50
	20	25-Jan-07	75,052,054.20	10.50
	21	25-Feb-07	65,733,928.87	10.50
	22	25-Mar-07	56,299,443.51	10.50
	23	25-Apr-07	46,982,687.48	10.50
	24	25-May-07	37,915,180.60	10.50
	25	25-Jun-07	29,089,169.06	10.50
	26	25-Jul-07	20,573,846.61	10.50
	27	25-Aug-07	12,353,322.49	10.50
	28	25-Sep-07	4,417,308.85	10.50

z_oohe0502_mkt - CF - A3

100 PricingSpeed 20% LIBOR

	Period	Date	Balance of A-3	Net WAC
Total				
	1	25-Jun-05	80,410,000.00	3.76
	2	25-Jul-05	80,410,000.00	6.39
	3	25-Aug-05	80,410,000.00	6.19
	4	25-Sep-05	80,410,000.00	6.19
	5	25-Oct-05	80,410,000.00	6.39
	6	25-Nov-05	80,410,000.00	6.19
	7	25-Dec-05	80,410,000.00	6.39
	8	25-Jan-06	80,410,000.00	6.19
	9	25-Feb-06	80,410,000.00	6.19
	10	25-Mar-06	80,410,000.00	6.85
	11	25-Apr-06	80,410,000.00	6.09
	12	25-May-06	80,410,000.00	6.29
	13	25-Jun-06	80,410,000.00	6.09
	14	25-Jul-06	80,410,000.00	6.29
	15	25-Aug-06	80,410,000.00	6.09
	16	25-Sep-06	80,410,000.00	6.09
	17	25-Oct-06	80,410,000.00	6.29
	18	25-Nov-06	80,410,000.00	6.09
	19	25-Dec-06	80,410,000.00	6.30
	20	25-Jan-07	75,052,054.20	6.09
	21	25-Feb-07	65,733,928.87	6.09
	22	25-Mar-07	56,299,443.51	8.30
	23	25-Apr-07	46,982,687.48	7.93
	24	25-May-07	37,915,180.60	8.20
	25	25-Jun-07	29,089,169.06	8.34
	26	25-Jul-07	20,573,846.61	8.61
	27	25-Aug-07	12,353,322.49	8.33
	28	25-Sep-07	4,417,308.85	8.79

z_oohe0502_mkt - Price/Yield - M2

Balance	$20,400,000.00	Delay	0
		Dated	5/5/2005
Settle	5/5/2005	First Payment	6/25/2005

WAL	10.91	11.57	11.44	12.01
Principal Writedown	0.01%	0.01%	0.01%	0.01%
Total Collat Loss	11.34%	9.56%	11.51%	9.68%
LIBOR	Forward	Forward + 200bps	Forward	Forward + 200bps
Prepay	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed	100 PricingSpeed
Default	2545.36 SDA	2059.98 SDA	2027.62 SDA	1649.8 SDA
Loss Severity	45%	45%	55%	55%
Servicer Advances	100%	100%	100%	100%
Liquidation Lag	12	12	12	12
Delinq Trigger	Fail	Fail	Fail	Fail
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)

Option One Mortgage Loan Trust 2005-2
NetWAC Schedule

FRM PPC: 115%
ARM PPC: 100%
Enable Call: Yes

(1) Assumes the 1-month LIBOR remains constant at 2.98%.
(2) Assumes the 6-month LIBOR remains constant at 20.0%.
(3) Assumes the 1-month LIBOR remains constant at 20.0%.

- The Effective Net WAC Rate is calculated as the Net WAC Rate plus the percentage calculated as cashflow from the Yield Maintenance Agreement expressed on a Actual/360 annual rate assuming the bond balances as the denominator.

Period	(1)(2) NetWac Cap	(2)(3) Effective NetWac Rate
1	3.76	3.76
2	6.39	10.50
3	6.19	10.50
4	6.19	10.50
5	6.39	10.50
6	6.19	10.50
7	6.39	10.50
8	6.19	10.50
9	6.19	10.50
10	6.85	10.50
11	6.09	10.50
12	6.29	10.50
13	6.09	10.50
14	6.29	10.50
15	6.09	10.50
16	6.09	10.50
17	6.29	10.50
18	6.09	10.50
19	6.30	10.50
20	6.09	10.50
21	6.09	10.50
22	8.30	10.50
23	7.93	10.50
24	8.20	10.50
25	8.34	10.50
26	8.61	10.50
27	8.33	10.50
28	8.79	10.50
29	9.23	10.50
30	8.93	10.50
31	9.11	10.50
32	8.81	10.50
33	8.84	10.50
34	10.00	10.50
35	9.52	10.50
36	9.83	10.50
37	9.66	10.50
38	9.98	10.50
39	9.66	10.50
40	10.12	10.50
41	10.60	10.60
42	10.25	10.50
43	10.72	10.72
44	10.37	10.50
45	10.37	10.50
46	11.49	11.49
47	10.37	10.50
48	10.71	10.71
49	10.36	10.50
50	10.69	10.69
51	10.35	10.50
52	10.36	10.50
53	10.69	10.69
54	10.34	10.50
55	10.68	10.68
56	10.32	10.50
57	10.31	10.50
58	11.40	11.40
59	10.28	10.50

Period	Cap Balance	Cap Strike	Cap Ceiling
1	0	0.000000	0.000000
2	1,183,976,998	6.394660	10.500000
3	1,174,308,498	6.188600	10.500000
4	1,163,207,889	6.188350	10.500000
5	1,150,693,660	6.394900	10.500000
6	1,136,789,847	6.188210	10.500000
7	1,121,525,638	6.394230	10.500000
8	1,104,935,825	6.187510	10.500000
9	1,087,060,176	6.187590	10.500000
10	1,067,949,415	6.850120	10.500000
11	1,047,689,799	6.090600	10.500000
12	1,026,539,732	6.293180	10.500000
13	1,004,546,843	6.091250	10.500000
14	981,809,320	6.293950	10.500000
15	958,377,812	6.091220	10.500000
16	934,306,246	6.091150	10.500000
17	909,651,125	6.294770	10.500000
18	884,471,510	6.091700	10.500000
19	858,828,510	6.295420	10.500000
20	832,785,213	6.092500	10.500000
21	806,406,519	6.093270	10.500000
22	779,776,402	8.304550	10.500000
23	753,768,979	7.934100	10.500000
24	728,452,510	8.200010	10.500000
25	703,810,178	8.335030	10.500000
26	680,035,366	8.608270	10.500000
27	657,069,426	8.326630	10.500000
28	634,884,510	8.790460	10.500000
29	613,480,165	9.229230	10.500000
30	592,803,092	8.927230	10.500000
31	572,827,319	9.108410	10.500000
32	553,534,251	8.808940	10.500000
33	534,894,761	8.838610	10.500000
34	516,888,985	10.004850	10.500000
35	499,514,717	9.517750	10.500000
36	482,728,325	9.827960	10.500000
37	466,508,582	9.663230	10.500000
38	452,641,239	9.976210	10.500000
39	437,502,046	9.657110	10.500000
40	422,873,440	10.121090	10.500000
41	0	0.000000	0.000000
42	395,104,103	10.250730	10.500000
43	0	0.000000	0.000000
44	369,173,154	10.367520	10.500000
45	356,858,227	10.367510	10.500000
46	0	0.000000	0.000000
47	333,454,622	10.374660	10.500000
48	0	0.000000	0.000000
49	311,593,289	10.360140	10.500000
50	0	0.000000	0.000000
51	291,170,648	10.347240	10.500000
52	281,468,611	10.355300	10.500000
53	0	0.000000	0.000000
54	263,026,214	10.336840	10.500000
55	0	0.000000	0.000000
56	245,793,591	10.319960	10.500000
57	237,605,484	10.306960	10.500000
58	0	0.000000	0.000000
59	222,035,195	10.280840	10.500000

60	10.61	10.61
61	10.25	10.50
62	10.58	10.58
63	10.23	10.50
64	10.21	10.50
65	10.54	10.54
66	10.19	10.50
67	10.51	10.51
68	10.16	10.50
69	10.14	10.50
70	11.22	11.22
71	10.12	10.50
72	10.44	10.50
73	10.09	10.50
74	10.41	10.50
75	10.06	10.50
76	10.04	10.50
77	10.36	10.50
78	10.02	10.50
79	0.00	0.00

60	0	0.000000	0.000000
61	207,449,324	10.254270	10.500000
62	0	0.000000	0.000000
63	193,810,748	10.227360	10.500000
64	187,329,515	10.213790	10.500000
65	0	0.000000	0.000000
66	175,005,422	10.186380	10.500000
67	0	0.000000	0.000000
68	163,485,161	10.158660	10.500000
69	158,009,624	10.144680	10.500000
70	0	0.000000	0.000000
71	147,596,048	10.116470	10.500000
72	142,645,980	10.439000	10.500000
73	137,859,384	10.087960	10.500000
74	133,230,746	10.409380	10.500000
75	128,754,746	10.059140	10.500000
76	124,426,242	10.044620	10.500000
77	120,240,270	10.364360	10.500000
78	116,192,035	10.015350	10.500000
79	0	0.000100	10.500000

Option One Mortgage Loan Trust 2005-2
NetWAC Schedule

FRM PPC: 58%
ARM PPC: 150%
Enable Call: Yes

(1) Assumes the 1-month LIBOR remains constant at 2.98%.
(2) Assumes the 1-month LIBOR remains constant at 3.344%.

- The Effective Net WAC Rate is calculated as the Net WAC Rate plus the percentage calculated as cashflow from the Yield Maintenance Agreementexpressed on a Actual/360 annual rate assuming the bond balances as the denominator.

Period	(1)(2) NetWac Cap	Period	(1)(2) NetWac Cap
1	3.76	40	6.71
2	6.39	41	6.92
3	6.19	42	6.69
4	6.19	43	6.90
5	6.40	44	6.66
6	6.19	45	6.65
7	6.40	46	7.35
8	6.19	47	6.63
9	6.19	48	6.84
10	6.86	49	6.60
11	6.10	50	6.81
12	6.30	51	6.58
13	6.10	52	6.57
14	6.30	53	6.78
15	6.10	54	6.55
16	6.10	55	6.75
17	6.31	56	6.52
18	6.11	57	6.51
19	6.31	58	7.20
20	6.11	59	6.49
21	6.11	60	6.70
22	7.40	61	0.00
23	6.87		
24	7.09		
25	7.05		
26	7.27		
27	7.03		
28	7.02		
29	7.25		
30	7.00		
31	6.98		
32	6.74		
33	6.74		
34	7.23		
35	6.76		
36	6.97		
37	6.75		
38	6.96		
39	6.72		

Option One Mortgage Loan Trust 2005-2

Marketing Materials

OPTION ONE
MORTGAGE CORPORATION

$1,192,200,000 (Approximate)
Offered Certificates

Option One Mortgage Acceptance Corporation
Depositor

Option One Mortgage Corporation
Originator and Servicer

RBS Greenwich Capital **Banc of America Securities LLC**
Co-Lead Underwriters

Citigroup
Barclays Capital Group
JP Morgan Securities Inc.
Credit Suisse First Boston
H&R Block Financial Advisors, Inc.
Co-Underwriters

FOR ADDITIONAL INFORMATION PLEASE CALL

RBS Greenwich Capital

Asset Backed Finance	
Brian Bernard	(203) 622-5693
Vinu Phillips	(203) 622-5626
Patrick Leo	(203) 618-2952
Greg McSweeney	(203) 618-2429
Trading	
Ron Weibye	(203) 625-6160
Peter McMullin	(203) 625-6160

Rating Agency Contacts

Standard & Poor's	
Todd Niemy	(212) 438-2494
Moody's	
Joseph Grohotolski	(212) 553-4619
Fitch	
Wen Hsu	(212) 908-0633

Preliminary Term Sheet ***Date Prepared: April 19, 2005***

$1,192,200,000 (Approximate)
Offered Certificates
Option One Mortgage Loan Trust 2005-2

Class[1,3,4]	Principal Amount ($)	WAL Call/Mat[2]	Pymt Window (Mths)	Expected Rating (Moody's/S&P/Fitch)	Assumed Final Distribution Date	Certificate Type
A-1A	$595,350,000	2.68/ 2.88	1-78/ 1-175	Aaa/AAA/AAA	May 2035	Fltg Rate Group I Senior
A-1B	$66,150,000	2.68/ 2.88	1-78/ 1-175	Aaa/AAA/AAA	May 2035	Fltg Rate Group I Senior Mezz
A-2	$118,360,000	1.00/1.00	1-19/1-19	Aaa/AAA/AAA	May 2035	Fltg Rate Group II Senior
A-3	$80,410,000	2.00/2.00	19-28/19-28	Aaa/AAA/AAA	May 2035	Fltg Rate Group II Senior
A-4	$111,610,000	3.50/3.50	28-64/28-64	Aaa/AAA/AAA	May 2035	Fltg Rate Group II Senior
A-5	$43,920,000	6.32/7.72	64-78/64-167	Aaa/AAA/AAA	May 2035	Fltg Rate Group II Senior
A-6	$22,800,000	4.64/5.07	40-78/40-136	NR/AAA/AAA	May 2035	Fltg Rate Subordinate
M-1	$61,200,000	4.62/5.00	38-78/38-130	NR/AA+/AA+	May 2035	Fltg Rate Subordinate
M-2	$20,400,000	4.60/4.93	38-78/38-115	NR/AA/AA	May 2035	Fltg Rate Subordinate
M-3	$15,000,000	4.60/4.89	37-78/37-108	NR/AA-/AA-	May 2035	Fltg Rate Subordinate
M-4	$15,000,000	4.58/4.81	37-78/37-101	NR/A+/A+	May 2035	Fltg Rate Subordinate
M-5	$10,800,000	4.58/4.74	37-78/37-93	NR/A/A	May 2035	Fltg Rate Subordinate
M-6	$7,200,000	4.58/4.65	37-78/37-86	NR/A-/A-	May 2035	Fltg Rate Subordinate
M-7	$15,000,000	4.43/4.43	37-78/37-79	NR/BBB+/BBB+	May 2035	Fltg Rate Subordinate
M-8	$6,000,000	3.97/3.97	37-60/37-60	NR/BBB/BBB	May 2035	Fltg Rate Subordinate
M-9	$3,000,000	3.45/3.45	37-47/37-47	NR/BBB-/BBB-	May 2035	Fltg Rate Subordinate
Total:	**$1,192,200,000**					

(1) The Class A-1A and Class A-1B Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class A-2, Class A-3, Class A-4 and Class A-5 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class A-6, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each Class of Offered Certificates (as defined herein) is subject to a 10% variance.

(2) See "Pricing Prepayment Speed" herein.

(3) The Class A-1A, Class A-1B, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates are priced to call. The margin on the Class A-1A, Class A-1B, Class A-2, Class A-3, Class A-4 and Class A-5 Certificates doubles and the margin on the Class A-6, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates is equal to 1.5x the original margin after the clean-up call date.

(4) See "Net WAC Rate" herein.

The representations and covenants, cashflows and structure with respect to the transaction will comply in all respects with Freddie Mac's Investment Requirements, January 2005 Version. The transaction is anticipated to be structured as a QSPE

Depositor:	Option One Mortgage Acceptance Corporation.
Originator and Servicer:	Option One Mortgage Corporation (“***Option One***”).
Co-Lead Underwriter:	Greenwich Capital Markets, Inc. (“***RBS Greenwich Capital***”) and Banc of America Securities LLC.
Co-Underwriters	Citigroup, JP Morgan Securities Inc., Barclays Capital Group, Credit Suisse First Boston, H&R Block Financial Advisors Inc.
Trustee:	Wells Fargo Bank, N.A.
PMI Insurer:	Mortgage Guaranty Insurance Corporation (“MGIC”).
Offered Certificates:	The Class A-1A and Class A-1B Certificates (collectively, the “***Group I Certificates***”) and the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates (collectively, the “***Group II Certificates***”) are referred to herein as the “***Senior Certificates***.” The Class A-6, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates are collectively referred to herein as the “***Subordinate Certificates***.” The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the “***Offered Certificates,***” or the “***Certificates***.”
Federal Tax Status:	It is anticipated that the Offered Certificates generally will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and only upon request through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	For each Mortgage Loan in the mortgage pool on the Closing Date, the later of (i) the origination date of the Mortgage Loan or (ii) May 1, 2005. For each Mortgage Loan subsequently acquired by the trust with funds from the Pre-Funding Accounts, the later of the (i) origination date of the Mortgage Loan or (ii) the first day of the month in which such Mortgage Loan is acquired.
Expected Pricing Date:	On or about April [20], 2005.
Expected Closing Date:	On or about May 5, 2005.
Expected Settlement Date:	On or about May 5, 2005.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in June 2005.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (settling flat).

Interest Accrual Period: The interest accrual period for each Distribution Date with respect to the Offered Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible.

SMMEA Eligibility: The Offered Certificates are not expected to constitute "mortgage related securities" for purposes of SMMEA.

Servicing Fee: Approximately 0.30% of the aggregate principal balance of the Mortgage Loans for the first 10 due periods, approximately 0.40% of the aggregate principal balance of the Mortgage Loans for due periods 11 through 30, and approximately 0.65% of the aggregate principal balance of the Mortgage Loans for due periods 31 and thereafter.

Trustee Fee: Approximately 0.003% per annum on the aggregate principal balance of the Mortgage Loans and any funds on deposit in the Pre-Funding Accounts.

Optional Termination: The terms of the transaction allow for a clean-up call of the Mortgage Loans and the retirement of the Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Accounts on the Closing Date.

Pricing Prepayment Speed: The Offered Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4.00% - 20.00% CPR over 12 months)
ARM Loans: 100% PPC (100% PPC: 4.00% - 35.00% CPR over 24 months)

Initial Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $1,000,028,598, of which: (i) approximately $652,362,799 consisted of a pool of conforming balance fixed-rate and adjustable-rate Mortgage Loans (the "***Group I Initial Mortgage Loans***") and (ii) approximately $347,665,798 consisted of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group II Initial Mortgage Loans***" and together with the Group I Initial Mortgage Loans, the "***Initial Mortgage Loans***").

Pre-Funding Accounts: Two accounts (the "***Pre-Funding Accounts***") will be established on the Closing Date into which approximately $199,971,402 will be deposited, of which approximately (i) $129,060,879 will be used to purchase subsequent conforming balance fixed-rate and adjustable-rate Mortgage Loans (the "***Group I Subsequent Mortgage Loans***") and (ii) $70,910,523 will be used to purchase subsequent conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group II Subsequent Mortgage Loans***" and together with the Group I Subsequent Mortgage Loans, the "***Subsequent Mortgage Loans***"). On or prior to May [31], 2005 (the "***Pre-Funding Period***"), the amounts on deposit in the Pre-Funding Accounts will be used to purchase Subsequent Mortgage Loans having similar characteristics to the Initial Mortgage Loans (with any unused portion of such deposit amount to be distributed as a distribution of principal of the related Certificates on the Distribution Date immediately following such date).

Pass-Through Rate: The "***Pass-Through Rate***" on each Class of Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate: The "***Formula Rate***" on each Class of Certificates will be equal to the lesser of (i) One Month LIBOR plus the margin for such Class and (ii) the Maximum Cap.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for each Mortgage Loan is equal to the loan rate less the sum of (i) the Servicing Fee Rate, (ii) the Trustee Fee Rate and (iii) the PMI Insurer fee rate, if applicable.

Adjusted Net Maximum Mortgage Rate: The "***Adjusted Net Maximum Mortgage Rate***" for each Mortgage Loan is equal to the maximum loan rate (or the loan rate in the case of any fixed-rate Mortgage Loan) less the sum of (i) the Servicing Fee Rate, (ii) the Trustee Fee Rate and (iii) the PMI Insurer fee rate, if applicable

Net WAC Rate: The "***Net WAC Rate***" for the Certificates is equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Maximum Cap: The "***Maximum Cap***" for the Certificates is equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net WAC Rate Carryover Amount: If on any Distribution Date the Pass-Through Rate for any Class of Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the related Formula Rate over (b) the amount of interest actually accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest at the related Formula Rate. Any Net WAC Rate Carryover Amount will be distributed on such Distribution Date or future Distribution Dates to the extent of funds available.

Credit Enhancement: Consists of the following:

1) PMI Policy;
2) Excess Cashflow;
3) The Overcollateralization Amount; and,
4) Subordination;

The PMI Policy: As of the related Cut-off Date, it is expected that approximately [67.58]% of the Mortgage Loans will be covered by a primary mortgage insurance policy (the ***"PMI Policy"***) issued by the PMI Insurer. For each of these Mortgage Loans, the PMI Insurer would provide insurance coverage, subject to certain carveouts, down to 60% of the value of the related mortgaged property.

Excess Cashflow: The "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount: The "***Overcollateralization Amount***" (or "***O/C***") is equal to the excess of the aggregate principal balance of the Mortgage Loans and any remaining amounts in the Pre-Funding Accounts over the aggregate principal balance of the Offered Certificates and the Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately [0.65]% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Accounts on the Closing Date. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to build O/C until the Overcollateralization Target Amount is reached.

Overcollateralization Target Amount: Prior to the Stepdown Date, the "***Overcollateralization Target Amount***" is approximately [0.65]% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) amounts on deposit in the Pre-Funding Accounts on the Closing Date.

On or after the Stepdown Date, the Overcollateralization Target Amount is approximately [1.30]% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.50% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) amounts on deposit in the Pre-Funding Accounts on the Closing Date.

If a Trigger Event is in effect on the related Distribution Date, the Overcollateralization Target Amount shall be equal to the Overcollateralization Target Amount for the previous Distribution Date.

Stepdown Date:

The earlier to occur of

(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates and the Class A-6 Certificates has been reduced to zero; and

(ii) the later to occur of
   (x) the Distribution Date occurring in June 2008 and
   (y) the first Distribution Date on which the Senior Credit Enhancement Percentage is greater than or equal to 30.70%.

Senior Enhancement Percentage:

The "***Senior Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate certificate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the sum of (a) the aggregate principal balance of the Mortgage Loans and (b) any remaining amounts in the Pre-Funding Accounts.

Class A-6 Credit Enhancement Percentage:

The "***Class A-6 Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate certificate principal balance of the Subordinate Certificates (excluding the Class A-6 Certificates) and (b) the Overcollateralization Amount divided by (ii) the sum of (a) the aggregate principal balance of the Mortgage Loans and (b) any remaining amounts in the Pre-Funding Accounts.

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds [60]% of the current Class A-6 Credit Enhancement Percentage or (ii) cumulative realized losses as a percentage of the sum of (a) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (b) the amounts on deposit in the Pre-Funding Accounts on the Closing Date, for the related Distribution Date are greater than:

Distribution Date	**Percentage**
June 2008 – May 2009	[2.15]% for June 2008, plus 1/12 of [0.75]% thereafter
June 2009 – May 2010	[2.90]% for June 2009, plus 1/12 of [0.50]% thereafter
June 2010 – May 2011	[3.40]% for June 2010, plus 1/12 of [0.25]% thereafter
June 2011 and thereafter	[3.65]%

Expected Credit Support Percentages:

	Initial Credit Support	**After Stepdown Date Expected Support**
Senior Certificates	15.35%	30.70%
Class A-6	13.45%	26.90%
Class M-1	8.35%	16.70%
Class M-2	6.65%	13.30%
Class M-3	5.40%	10.80%
Class M-4	4.15%	8.30%
Class M-5	3.25%	6.50%
Class M-6	2.65%	5.30%
Class M-7	1.40%	2.80%
Class M-8	0.90%	1.80%
Class M-9	0.65%	1.30%

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class M-9 Certificates, then to the Class M-8 Certificates, then to the Class M-7 Certificates, then to the Class M-6 Certificates, then to the Class M-5 Certificates, then to the Class M-4 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates, then to the Class M-1 Certificates, then to the Class A-6 Certificates and then any losses allocable to the Group I Certificates will be allocated to the Class A-1B Certificates.

Realized Losses will not be allocated to any of the Senior Certificates (except for the Class A-1B Certificates to the limited extent described above).

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first, servicing fees, trustee fees and PMI Insurer fees, second, monthly interest plus any previously unpaid interest to the Senior Certificates, generally pro rata from the related loan group, third, monthly interest to the Class A-6 Certificates, fourth, monthly interest to the Class M-1 Certificates, fifth, monthly interest to the Class M-2 Certificates, sixth, monthly interest to the Class M-3 Certificates, seventh, monthly interest to the Class M-4 Certificates, eighth, monthly interest to the Class M-5 Certificates, ninth, monthly interest to the Class M-6 Certificates, tenth, monthly interest to the Class M-7 Certificates, eleventh, monthly interest to the Class M-8 Certificates, and twelfth, monthly interest to the Class M-9 Certificates.
2) Principal funds, as follows: monthly principal to the Senior Certificates, generally based on the principal collected in the related loan group, as described under "Principal Paydown", then monthly principal to the Class A-6 Certificates as described under "Principal Paydown", then monthly principal to the Class M-1 Certificates as described under "Principal Paydown", then monthly principal to the Class M-2 Certificates as described under "Principal Paydown", then monthly principal to the Class M-3 Certificates as described under "Principal Paydown", then monthly principal to the Class M-4 Certificates as described under "Principal Paydown", then monthly principal to the Class M-5 Certificates as described under "Principal Paydown", then monthly principal to the Class M-6 Certificates as described under "Principal Paydown", then monthly principal to the Class M-7 Certificates as described under "Principal Paydown", then monthly principal to the Class M-8 Certificates as described under "Principal Paydown", and lastly, monthly principal to the Class M-9 Certificates as described under "Principal Paydown."
3) Excess Cashflow as follows: as principal to the Offered Certificates to replenish or maintain O/C as described under "Principal Paydown", then any unpaid applied Realized Loss amount to the Class A-1B Certificates, then any previously unpaid interest to the Class A-6 Certificates, then any unpaid applied Realized Loss amount to the Class A-6 Certificates, then any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, and then any unpaid applied Realized Loss amount to the Class M-9 Certificates.
4) Any remaining Excess Cashflow to the Net WAC Rate Carryover Reserve Account, to the extent of any unpaid Net WAC Rate Carryover Amount payable to the Offered Certificates, after taking into account payments received by the trust from the Yield Maintenance Agreement.
5) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as further described in the pooling agreement.

Principal Paydown:

Principal allocated to the Group I Certificates will be distributed as follows:

x) If for any Distribution Date prior to the Stepdown Date the cumulative realized losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date and the amounts on deposit in the Pre-Funding Accounts as of the Closing Date are less than or equal to [2.15]%, or if a Trigger Event is not in effect:

To the Class A-1A and Class A-1B Certificates, *pro-rata*, based off current certificate principal balances until their certificate principal balances are paid to zero.

y) If for any Distribution Date prior to Stepdown Date the cumulative realized losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date and the amounts on deposit in the Pre-Funding Accounts as of the Closing Date are greater than [2.15]%, or if a Trigger Event is in effect:

1) First, to the Class A-1A Certificates until its certificate principal balance is reduced to zero, and

2) Second, to the Class A-1B Certificates until its certificate principal balance is reduced to zero.

Principal distributed to the Group II Certificates will be distributed sequentially to the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, in that order, to each such class of certificates until the certificate principal balance of each such class has been reduced to zero. In certain limited circumstances described in the prospectus supplement, principal will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates generally *pro rata*, based on principal collected in the related loan group, provided, however if the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority: i) the Class A-6 Certificates, ii) the Class M-1 Certificates, iii) the Class M-2 Certificates, iv) the Class M-3 Certificates, v) the Class M-4 Certificates, vi) the Class M-5 Certificates, vii) the Class M-6 Certificates, viii) the Class M-7 Certificates, xi) the Class M-8 Certificates and then x) the Class M-9 Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, all the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first to the Senior Certificates, generally *pro rata*, based on the principal collected in the related loan group, such that the Senior Certificates will have at least 30.70% credit enhancement, second to the Class A-6 Certificates such that the Class A-6 Certificates will have at least 26.90% credit enhancement, third to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 16.70% credit enhancement, fourth to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 13.30% credit enhancement, fifth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 10.80% credit enhancement, sixth to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 8.30% credit enhancement, seventh to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 6.50% credit enhancement, eighth to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 5.30% credit enhancement, ninth to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 2.80% credit enhancement, tenth to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 1.80% credit enhancement, eleventh to the Class M-9 Certificates such that the Class

M-9 Certificates will have at least 1.30% credit enhancement (subject, in each case, to any overcollateralization floors).

Yield Maintenance Agreement:

On the Closing Date, the Trustee will enter into a Yield Maintenance Agreement with a counterparty ("the ***Counterparty***") for the benefit of the Offered Certificates. The Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the related strike rate. Such payments to the Offered Certificates will be capped at their maximum amount when one-month LIBOR equals or exceeds 10.50%. The Yield Maintenance Agreement will terminate after the Distribution Date in November 2011. Any payments received from the Yield Maintenance Agreement will be deposited in the Net WAC Rate Carryover Reserve Account.

Net WAC Rate Carryover Reserve Account:

Amounts deposited in the Net WAC Rate Carryover Reserve Account will be distributed as follows:

A) First to the Offered Certificates, any related unpaid Net WAC Rate Carryover Amount (in each case only up to a maximum amount equal to the Cap Amount for the related class) distributed in the following order of priority:
   i) to the Senior Certificates, on a *pro rata* basis based on their respective Cap Amounts.
   ii) to the Class A-6 Certificates.
   iii) to the Class M-1 Certificates.
   iv) to the Class M-2 Certificates.
   v) to the Class M-3 Certificates.
   vi) to the Class M-4 Certificates.
   vii) to the Class M-5 Certificates.
   viii) to the Class M-6 Certificates.
   ix) to the Class M-7 Certificates.
   x) to the Class M-8 Certificates.
   xi) to the Class M-9 Certificates.

B) Second to the Offered Certificates, any related unpaid Net WAC Rate Carryover Amount (after taking into account distributions pursuant to A) above) distributed in the following order of priority:
   i) to the Senior Certificates, on a *pro rata* basis based on their respective entitlements.
   ii) to the Class A-6 Certificates.
   iii) to the Class M-1 Certificates.
   iv) to the Class M-2 Certificates.
   v) to the Class M-3 Certificates.
   vi) to the Class M-4 Certificates.
   vii) to the Class M-5 Certificates.
   viii) to the Class M-6 Certificates.
   ix) to the Class M-7 Certificates.
   x) to the Class M-8 Certificates.
   xi) to the Class M-9 Certificates.

Cap Amount:	The "***Cap Amount***" for each class of Offered Certificates is equal to (i) the aggregate amount received by the trust from the Yield Maintenance Agreement multiplied by (ii) a fraction equal to (a) the aggregate principal balance of such class divided by (b) the aggregate principal balance of all classes of Offered Certificates.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Net WAC Rate for the Offered Certificates

Period	Dist Date	Net WAC Rate(1,2)	Effective Net WAC Rate(2) (3)	Period	Dist Date	Net WAC Rate(1,2)	Effective Net WAC Rate(2) (3)
1	6/25/2005	3.76	3.76	42	11/25/2008	10.25	10.50
2	7/25/2005	6.39	10.50	43	12/25/2008	10.72	10.72
3	8/25/2005	6.19	10.50	44	1/25/2009	10.37	10.50
4	9/25/2005	6.19	10.50	45	2/25/2009	10.37	10.50
5	10/25/2005	6.39	10.50	46	3/25/2009	11.49	11.49
6	11/25/2005	6.19	10.50	47	4/25/2009	10.37	10.50
7	12/25/2005	6.39	10.50	48	5/25/2009	10.71	10.71
8	1/25/2006	6.19	10.50	49	6/25/2009	10.36	10.50
9	2/25/2006	6.19	10.50	50	7/25/2009	10.69	10.69
10	3/25/2006	6.85	10.50	51	8/25/2009	10.35	10.50
11	4/25/2006	6.09	10.50	52	9/25/2009	10.36	10.50
12	5/25/2006	6.29	10.50	53	10/25/2009	10.69	10.69
13	6/25/2006	6.09	10.50	54	11/25/2009	10.34	10.50
14	7/25/2006	6.29	10.50	55	12/25/2009	10.68	10.68
15	8/25/2006	6.09	10.50	56	1/25/2010	10.32	10.50
16	9/25/2006	6.09	10.50	57	2/25/2010	10.31	10.50
17	10/25/2006	6.29	10.50	58	3/25/2010	11.40	11.40
18	11/25/2006	6.09	10.50	59	4/25/2010	10.28	10.50
19	12/25/2006	6.30	10.50	60	5/25/2010	10.61	10.61
20	1/25/2007	6.09	10.50	61	6/25/2010	10.25	10.50
21	2/25/2007	6.09	10.50	62	7/25/2010	10.58	10.58
22	3/25/2007	8.30	10.50	63	8/25/2010	10.23	10.50
23	4/25/2007	7.93	10.50	64	9/25/2010	10.21	10.50
24	5/25/2007	8.20	10.50	65	10/25/2010	10.54	10.54
25	6/25/2007	8.34	10.50	66	11/25/2010	10.19	10.50
26	7/25/2007	8.61	10.50	67	12/25/2010	10.51	10.51
27	8/25/2007	8.33	10.50	68	1/25/2011	10.16	10.50
28	9/25/2007	8.79	10.50	69	2/25/2011	10.14	10.50
29	10/25/2007	9.23	10.50	70	3/25/2011	11.22	11.22
30	11/25/2007	8.93	10.50	71	4/25/2011	10.12	10.50
31	12/25/2007	9.11	10.50	72	5/25/2011	10.44	10.50
32	1/25/2008	8.81	10.50	73	6/25/2011	10.09	10.50
33	2/25/2008	8.84	10.50	74	7/25/2011	10.41	10.50
34	3/25/2008	10.00	10.50	75	8/25/2011	10.06	10.50
35	4/25/2008	9.52	10.50	76	9/25/2011	10.04	10.50
36	5/25/2008	9.83	10.50	77	10/25/2011	10.36	10.50
37	6/25/2008	9.66	10.50	78	11/25/2011	10.02	10.50
38	7/25/2008	9.98	10.50				
39	8/25/2008	9.66	10.50				
40	9/25/2008	10.12	10.50				
41	10/25/2008	10.60	10.60				

(1) Assumes 1-month LIBOR remains constant at 2.98% and is run at the pricing prepayment speed to call.
(2) Assumes 6-month LIBOR remains constant at 20.00% and is run at the pricing prepayment speed to call.
(3) Assumes 1-month LIBOR remains constant at 20.00% and payments are received from the Yield Maintenance Agreement.

Weighted Average Life Tables

Class A-1A To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.65	3.09	2.68	2.30	1.96
MDUR (yr)	3.29	2.83	2.48	2.15	1.85
First Prin Pay	1	1	1	1	1
Last Prin Pay	110	91	78	66	56

Class A-1A To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.92	3.33	2.88	2.48	2.11
MDUR (yr)	3.48	3.00	2.64	2.29	1.97
First Prin Pay	1	1	1	1	1
Last Prin Pay	240	204	175	154	131

Class A-1B To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.65	3.09	2.68	2.30	1.96
MDUR (yr)	3.29	2.83	2.48	2.15	1.85
First Prin Pay	1	1	1	1	1
Last Prin Pay	110	91	78	66	56

Class A-1B To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.92	3.33	2.88	2.48	2.11
MDUR (yr)	3.47	3.00	2.63	2.28	1.97
First Prin Pay	1	1	1	1	1
Last Prin Pay	240	204	175	154	131

Weighted Average Life Tables

Class A-2 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.23	1.10	1.00	0.90	0.82
MDUR (yr)	1.19	1.06	0.97	0.87	0.80
First Prin Pay	1	1	1	1	1
Last Prin Pay	24	21	19	17	15

Class A-2 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.23	1.10	1.00	0.90	0.82
MDUR (yr)	1.19	1.06	0.97	0.87	0.80
First Prin Pay	1	1	1	1	1
Last Prin Pay	24	21	19	17	15

Class A-3 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	2.56	2.23	2.00	1.79	1.62
MDUR (yr)	2.42	2.12	1.91	1.71	1.56
First Prin Pay	24	21	19	17	15
Last Prin Pay	37	32	28	25	22

Class A-3 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	2.56	2.23	2.00	1.79	1.62
MDUR (yr)	2.42	2.12	1.91	1.71	1.56
First Prin Pay	24	21	19	17	15
Last Prin Pay	37	32	28	25	22

Weighted Average Life Tables

Class A-4 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.89	4.10	3.50	2.89	2.40
MDUR (yr)	4.43	3.77	3.25	2.71	2.27
First Prin Pay	37	32	28	25	22
Last Prin Pay	91	75	64	54	36

Class A-4 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.89	4.10	3.50	2.89	2.40
MDUR (yr)	4.43	3.77	3.25	2.71	2.27
First Prin Pay	37	32	28	25	22
Last Prin Pay	91	75	64	54	36

Class A-5 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	8.91	7.38	6.32	5.34	4.44
MDUR (yr)	7.58	6.44	5.61	4.81	4.06
First Prin Pay	91	75	64	54	36
Last Prin Pay	110	91	78	66	56

Class A-5 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	10.93	9.08	7.72	6.49	5.39
MDUR (yr)	8.93	7.64	6.65	5.71	4.82
First Prin Pay	91	75	64	54	36
Last Prin Pay	232	195	167	143	120

Weighted Average Life Tables

Class A-6 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.26	5.26	4.64	4.24	4.14
MDUR (yr)	5.50	4.70	4.21	3.88	3.80
First Prin Pay	39	38	40	42	45
Last Prin Pay	110	91	78	66	56

Class A-6 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.86	5.76	5.07	4.60	4.44
MDUR (yr)	5.90	5.07	4.53	4.16	4.05
First Prin Pay	39	38	40	42	45
Last Prin Pay	190	159	136	118	99

Class M-1 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.26	5.25	4.62	4.16	3.93
MDUR (yr)	5.48	4.68	4.17	3.80	3.61
First Prin Pay	39	37	38	39	41
Last Prin Pay	110	91	78	66	56

Class M-1 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.81	5.72	5.00	4.49	4.21
MDUR (yr)	5.85	5.02	4.46	4.06	3.84
First Prin Pay	39	37	38	39	41
Last Prin Pay	183	153	130	111	94

Weighted Average Life Tables

Class M-2 To Call

FRM Prepay Speed **ARM Prepay Speed**	**85% PPC** **70% PPC**	**100% PPC** **85% PPC**	**115% PPC** **100% PPC**	**125% PPC** **120% PPC**	**145% PPC** **140% PPC**
WAL (yr)	6.26	5.25	4.60	4.10	3.80
MDUR (yr)	5.47	4.67	4.15	3.74	3.49
First Prin Pay	39	37	38	39	40
Last Prin Pay	110	91	78	66	56

Class M-2 To Maturity

FRM Prepay Speed **ARM Prepay Speed**	**85% PPC** **70% PPC**	**100% PPC** **85% PPC**	**115% PPC** **100% PPC**	**125% PPC** **120% PPC**	**145% PPC** **140% PPC**
WAL (yr)	6.74	5.65	4.93	4.38	4.03
MDUR (yr)	5.79	4.97	4.40	3.96	3.68
First Prin Pay	39	37	38	39	40
Last Prin Pay	162	135	115	98	82

Class M-3 To Call

FRM Prepay Speed **ARM Prepay Speed**	**85% PPC** **70% PPC**	**100% PPC** **85% PPC**	**115% PPC** **100% PPC**	**125% PPC** **120% PPC**	**145% PPC** **140% PPC**
WAL (yr)	6.26	5.25	4.60	4.08	3.75
MDUR (yr)	5.46	4.67	4.14	3.72	3.45
First Prin Pay	39	37	37	38	39
Last Prin Pay	110	91	78	66	56

Class M-3 To Maturity

FRM Prepay Speed **ARM Prepay Speed**	**85% PPC** **70% PPC**	**100% PPC** **85% PPC**	**115% PPC** **100% PPC**	**125% PPC** **120% PPC**	**145% PPC** **140% PPC**
WAL (yr)	6.68	5.60	4.89	4.32	3.95
MDUR (yr)	5.75	4.92	4.37	3.91	3.61
First Prin Pay	39	37	37	38	39
Last Prin Pay	152	127	108	91	77

Weighted Average Life Tables

Class M-4 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.26	5.25	4.58	4.06	3.72
MDUR (yr)	5.43	4.64	4.11	3.69	3.41
First Prin Pay	39	37	37	38	38
Last Prin Pay	110	91	78	66	56

Class M-4 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.60	5.54	4.81	4.26	3.89
MDUR (yr)	5.66	4.85	4.29	3.85	3.55
First Prin Pay	39	37	37	38	38
Last Prin Pay	143	119	101	86	72

Class M-5 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.26	5.25	4.58	4.06	3.69
MDUR (yr)	5.38	4.61	4.08	3.67	3.36
First Prin Pay	39	37	37	37	38
Last Prin Pay	110	91	78	66	56

Class M-5 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.49	5.44	4.74	4.19	3.80
MDUR (yr)	5.53	4.75	4.20	3.77	3.45
First Prin Pay	39	37	37	37	38
Last Prin Pay	132	110	93	79	66

Weighted Average Life Tables

Class M-6 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.26	5.25	4.58	4.03	3.69
MDUR (yr)	5.35	4.58	4.06	3.63	3.35
First Prin Pay	39	37	37	37	38
Last Prin Pay	110	91	78	66	56

Class M-6 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.37	5.34	4.65	4.09	3.74
MDUR (yr)	5.42	4.65	4.12	3.67	3.39
First Prin Pay	39	37	37	37	38
Last Prin Pay	121	101	86	72	61

Class M-7 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.06	5.08	4.43	3.91	3.55
MDUR (yr)	5.08	4.37	3.88	3.47	3.19
First Prin Pay	39	37	37	37	37
Last Prin Pay	110	91	78	66	56

Class M-7 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.06	5.08	4.43	3.91	3.55
MDUR (yr)	5.08	4.37	3.88	3.47	3.19
First Prin Pay	39	37	37	37	37
Last Prin Pay	112	93	79	67	57

Weighted Average Life Tables

Class M-8 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.38	4.53	3.97	3.52	3.24
MDUR (yr)	4.40	3.81	3.40	3.06	2.84
First Prin Pay	39	37	37	37	37
Last Prin Pay	85	70	60	51	44

Class M-8 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.38	4.53	3.97	3.52	3.24
MDUR (yr)	4.40	3.81	3.40	3.06	2.84
First Prin Pay	39	37	37	37	37
Last Prin Pay	85	70	60	51	44

Class M-9 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.61	3.90	3.45	3.17	3.14
MDUR (yr)	3.88	3.36	3.01	2.79	2.77
First Prin Pay	39	37	37	37	37
Last Prin Pay	65	55	47	40	37

Class M-9 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.61	3.90	3.45	3.17	3.14
MDUR (yr)	3.88	3.36	3.01	2.79	2.77
First Prin Pay	39	37	37	37	37
Last Prin Pay	65	55	47	40	37

EXCESS SPREAD [1,2]

Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWARD LIBOR (%)	Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWARD LIBOR (%)
1	2.980	3.344	0.92	0.92	42	4.566	4.636	3.72	3.12
2	3.172	3.463	3.14	2.95	43	4.575	4.648	3.84	3.28
3	3.273	3.562	3.03	2.73	44	4.584	4.661	3.73	3.11
4	3.402	3.655	3.03	2.60	45	4.595	4.672	3.73	3.10
5	3.507	3.734	3.14	2.62	46	4.608	4.683	4.06	3.60
6	3.592	3.804	3.03	2.40	47	4.621	4.692	3.73	3.11
7	3.681	3.868	3.13	2.44	48	4.637	4.700	3.84	3.26
8	3.759	3.922	3.02	2.23	49	4.647	4.707	3.73	3.09
9	3.820	3.969	3.02	2.17	50	4.652	4.713	3.84	3.25
10	3.871	4.012	3.34	2.52	51	4.657	4.720	3.73	3.08
11	3.922	4.051	2.92	1.96	52	4.662	4.728	3.74	3.09
12	3.967	4.089	3.02	2.05	53	4.669	4.737	3.85	3.26
13	3.999	4.125	2.91	1.88	54	4.676	4.747	3.74	3.09
14	4.036	4.160	3.02	1.98	55	4.684	4.759	3.85	3.25
15	4.072	4.194	2.91	1.80	56	4.694	4.772	3.74	3.08
16	4.106	4.229	2.90	1.76	57	4.704	4.786	3.75	3.07
17	4.144	4.267	3.01	1.87	58	4.716	4.802	4.08	3.59
18	4.179	4.300	2.90	1.68	59	4.729	4.818	3.75	3.09
19	4.208	4.322	3.00	1.80	60	4.744	4.834	3.86	3.24
20	4.236	4.337	2.89	1.62	61	4.761	4.850	3.76	3.07
21	4.280	4.352	2.89	1.57	62	4.777	4.867	3.87	3.22
22	4.326	4.365	3.88	3.13	63	4.794	4.882	3.76	3.04
23	4.338	4.374	3.76	3.02	64	4.810	4.898	3.76	3.07
24	4.311	4.385	3.86	3.20	65	4.826	4.913	3.87	3.23
25	4.298	4.405	3.94	3.39	66	4.841	4.927	3.77	3.05
26	4.326	4.430	4.05	3.51	67	4.856	4.941	3.88	3.22
27	4.353	4.454	3.93	3.32	68	4.870	4.954	3.77	3.04
28	4.379	4.476	3.92	3.34	69	4.884	4.967	3.78	3.02
29	4.403	4.496	4.03	3.48	70	4.897	4.979	4.10	3.55
30	4.426	4.514	3.91	3.30	71	4.910	4.990	3.78	3.05
31	4.447	4.531	3.76	3.19	72	4.922	5.001	3.90	3.21
32	4.466	4.545	3.65	3.01	73	4.934	5.012	3.79	3.04
33	4.483	4.557	3.66	3.01	74	4.945	5.021	3.90	3.20
34	4.498	4.567	3.91	3.42	75	4.955	5.030	3.80	3.02
35	4.512	4.576	3.69	3.11	76	4.965	5.038	3.81	3.04
36	4.523	4.584	3.80	3.25	77	4.974	5.045	3.92	3.21
37	4.531	4.591	3.69	3.10	78	4.982	5.051	3.82	3.04
38	4.537	4.599	3.82	3.27					
39	4.543	4.607	3.72	3.11					
40	4.550	4.616	3.72	3.13					
41	4.558	4.625	3.84	3.29					

(1) Assumes the pricing prepayment speed to call.

(2) Calculated as (a) interest collections on the Mortgage Loans (net of the Servicing Fee, Trustee Fee and PMI Insurer Fee), less aggregate interest on the Certificates divided by (b) aggregate principal balance of the Mortgage Loans and any prefunded amounts as of the beginning period.

BREAKEVEN LOSSES

LOSS COVERAGE

Class	**A-6**	**M-1**	**M-2**	**M-3**	**M-4**	**M-5**
Rating (M/S/F)	NR/AAA/AAA	NR/AA+/AA+	NR/AA/AA	NR/AA-/AA-	NR/A+/A+	NR/A/A
Loss Severity	20%	20%	20%	20%	20%	20%
Default	54.08 CDR	30.40 CDR	24.82 CDR	21.18 CDR	17.85 CDR	15.59 CDR
Collateral Loss	15.47%	11.52%	10.17%	9.16%	8.13%	7.37%
Loss Severity	30%	30%	30%	30%	30%	30%
Default	28.88 CDR	18.25 CDR	15.34 CDR	13.34 CDR	11.44 CDR	10.10 CDR
Collateral Loss	16.75%	12.40%	10.92%	9.82%	8.71%	7.88%
Loss Severity	40%	40%	40%	40%	40%	40%
Default	19.69 CDR	13.03 CDR	11.09 CDR	9.73 CDR	8.41 CDR	7.47 CDR
Collateral Loss	17.42%	12.86%	11.33%	10.19%	9.02%	8.16%

Class	**M-6**	**M-7**	**M-8**	**M-9**
Rating (M/S/F)	NR/A-/A-	NR/BBB+/BBB+	NR/BBB/BBB	NR/BBB-/BBB-
Loss Severity	20%	20%	20%	20%
Default	14.12 CDR	11.14 CDR	10.15 CDR	9.81 CDR
Collateral Loss	6.84%	5.68%	5.27%	5.13%
Loss Severity	30%	30%	30%	30%
Default	9.22 CDR	7.37 CDR	6.78 CDR	6.58 CDR
Collateral Loss	7.31%	6.05%	5.63%	5.48%
Loss Severity	40%	40%	40%	40%
Default	6.84 CDR	5.51 CDR	5.09 CDR	4.94 CDR
Collateral Loss	7.56%	6.25%	5.82%	5.67%

Assumptions
12 Month Delay
Forward LIBOR
Delinquency Trigger Failing
Run to maturity
Defaults are in addition to prepayments
Run at pricing speed
"Break" is CDR which results in approximate first dollar of principal loss

Total Initial Mortgage Loan Statistics

As of the Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$1,000,028,598	$49,721	$1,349,216
Average Scheduled Principal Balance	$186,156		
Number of Mortgage Loans	5,372		
Weighted Average Gross Coupon	7.374%	4.300%	13.340%
Weighted Average FICO Score	613	500	804
Weighted Average Combined Original LTV	78.52%	13.18%	100.00%
Weighted Average Original Term	358 months	120 months	360 months
Weighted Average Stated Remaining Term	355 months	117 months	359 months
Weighted Average Seasoning	3 months	1 month	23 months
Weighted Average Gross Margin	5.360%	2.550%	10.490%
Weighted Average Minimum Interest Rate	7.304%	4.300%	12.600%
Weighted Average Maximum Interest Rate	13.333%	10.300%	18.600%
Weighted Average Initial Rate Cap	2.988%	1.000%	4.000%
Weighted Average Subsequent Rate Cap	1.013%	1.000%	2.000%
Weighted Average Months to Roll	22 months	1 month	177 months
Maturity Date		February 1, 2015	April 1, 2035
Maximum Zip Code Concentration	0.26%	10466	
ARM	83.79%		
Fixed Rate	16.21%		
15/15 6 Mo LIBOR ARM	0.01%		
2/13 6 Mo LIBOR ARM	0.09%		
2/28 6 Mo LIBOR ARM	59.70%		
3/12 6 Mo LIBOR ARM	0.01%		
3/27 6 Mo LIBOR ARM	4.00%		
5YR IO 2/28 6 Mo LIBOR ARM	18.36%		
5YR IO 3/27 6 Mo LIBOR ARM	1.46%		
6 Mo LIBOR ARM 30 Yr	0.16%		
Fixed Rate 10 Yr	0.04%		
Fixed Rate 15 Yr	0.73%		
Fixed Rate 15 Yr Rate Reduction	0.01%		
Fixed Rate 20 Yr	0.36%		
Fixed Rate 20 Yr Rate Reduction	0.02%		
Fixed Rate 30 Yr	14.20%		
Fixed Rate 30 Yr 5YR IO	0.61%		
Fixed Rate 30 Yr Rate Reduction	0.24%		

Interest Only	20.44%
Not Interest Only	79.56%
Prepay Penalty: 0 months	29.28%
Prepay Penalty: 12 months	9.58%
Prepay Penalty: 24 months	50.58%
Prepay Penalty: 30 months	0.10%
Prepay Penalty: 36 months	10.47%
First Lien	99.00%
Second Lien	1.00%
Business Bank Statements	0.02%
Full Documentation	57.07%
Lite Documentation	0.69%
No Documentation	1.22%
Stated Income Documentation	40.99%
Cash Out Refinance	66.75%
Purchase	26.36%
Rate/Term Refinance	6.89%
2-4 Units Attached	1.39%
2-4 Units Detached	8.63%
Condo High-Rise Attached	0.45%
Condo Low-Rise Attached	4.48%
Condo Low-Rise Detached	0.03%
Manufactured Housing	1.00%
PUD Attached	0.53%
PUD Detached	9.79%
Single Family Attached	1.06%
Single Family Detached	72.65%
Non-owner	6.07%
Primary	92.13%
Second Home	1.79%
Top 5 States:	
California	21.86%
New York	10.60%
Massachusetts	9.59%
Florida	6.71%
Texas	5.34%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	35	1,748,104.91	0.17%	9.364	334	68.29	581
50,000.01 - 100,000.00	1,373	102,847,966.32	10.28%	8.596	349	78.61	602
100,000.01 - 150,000.00	1,290	160,922,123.68	16.09%	7.747	355	78.27	608
150,000.01 - 200,000.00	917	159,887,683.88	15.99%	7.361	355	76.57	606
200,000.01 - 250,000.00	588	131,690,520.80	13.17%	7.203	357	78.54	606
250,000.01 - 300,000.00	383	105,226,070.23	10.52%	7.199	357	78.96	611
300,000.01 - 350,000.00	277	89,856,197.68	8.99%	7.048	356	79.14	616
350,000.01 - 400,000.00	165	61,986,507.57	6.20%	6.957	357	78.89	619
400,000.01 - 450,000.00	110	46,738,553.45	4.67%	6.973	357	80.38	629
450,000.01 - 500,000.00	72	34,217,236.24	3.42%	6.900	357	81.75	634
500,000.01 - 550,000.00	49	25,717,385.34	2.57%	6.835	357	82.93	640
550,000.01 - 600,000.00	41	23,824,644.99	2.38%	7.301	357	82.84	616
600,000.01 - 650,000.00	19	11,914,362.82	1.19%	6.679	358	78.28	614
650,000.01 - 700,000.00	13	8,667,371.86	0.87%	6.796	358	81.91	663
700,000.01 - 750,000.00	16	11,737,701.19	1.17%	6.741	346	69.86	634
750,000.01 - 800,000.00	6	4,710,400.92	0.47%	6.509	357	75.54	601
800,000.01 - 850,000.00	2	1,668,000.00	0.17%	5.800	357	65.97	627
850,000.01 - 900,000.00	1	897,545.92	0.09%	6.500	357	83.72	676
900,000.01 - 950,000.00	4	3,684,563.31	0.37%	6.754	358	72.14	626
950,000.01 - 1,000,000.00	3	2,969,156.45	0.30%	7.190	357	72.34	594
1,000,000.01+	8	9,116,500.18	0.91%	6.295	357	74.22	649
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	1	194,032.00	0.02%	4.300	357	77.72	772
4.500 - 4.999	17	5,455,540.60	0.55%	4.917	358	75.36	688
5.000 - 5.499	83	23,390,115.03	2.34%	5.259	357	76.00	668
5.500 - 5.999	335	91,982,342.10	9.20%	5.808	357	75.11	657
6.000 - 6.499	483	115,877,064.79	11.59%	6.279	355	76.72	638
6.500 - 6.999	940	208,008,703.09	20.80%	6.768	356	78.20	629
7.000 - 7.499	696	141,986,942.93	14.20%	7.250	356	79.46	613
7.500 - 7.999	908	163,462,189.85	16.35%	7.749	356	80.16	601
8.000 - 8.499	497	73,478,057.86	7.35%	8.229	355	80.55	590
8.500 - 8.999	579	83,129,937.94	8.31%	8.727	353	80.00	571
9.000 - 9.499	250	31,881,476.32	3.19%	9.238	354	79.17	558
9.500 - 9.999	232	25,309,999.47	2.53%	9.721	351	79.92	557
10.000 -10.499	128	14,057,346.47	1.41%	10.211	355	78.42	554
10.500 -10.999	106	10,525,757.74	1.05%	10.759	348	76.60	554
11.000 -11.499	60	5,918,850.62	0.59%	11.218	354	76.26	544
11.500 -11.999	44	3,954,031.39	0.40%	11.738	355	74.40	538
12.000 -12.499	9	1,061,479.32	0.11%	12.164	358	68.86	523
12.500 -12.999	3	294,231.99	0.03%	12.636	354	52.12	529
13.000 -13.499	1	60,498.23	0.01%	13.340	358	90.00	557
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	476	80,533,643.81	8.05%	8.748	356	72.87	512
525-549	509	90,465,272.57	9.05%	8.301	355	74.09	538
550-574	581	103,809,831.91	10.38%	7.862	356	75.66	562
575-599	816	140,000,740.87	14.00%	7.504	355	78.22	588
600-624	911	164,444,096.31	16.44%	7.186	355	79.83	612
625-649	803	154,475,644.19	15.45%	6.932	355	79.66	637
650-674	508	100,364,287.42	10.04%	6.802	355	80.48	662
675-699	344	77,193,072.84	7.72%	6.680	356	82.37	685
700+	368	80,679,180.86	8.07%	6.612	354	82.74	730
None	56	8,062,826.96	0.81%	8.337	355	74.03	0
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	199	28,351,567.79	2.84%	7.189	349	40.04	596
50.00- 54.99	97	17,436,036.61	1.74%	7.111	354	52.52	590
55.00- 59.99	127	25,665,134.32	2.57%	7.366	353	57.54	584
60.00- 64.99	230	45,229,480.35	4.52%	7.258	356	62.46	585
65.00- 69.99	335	71,194,006.53	7.12%	7.389	353	67.05	590
70.00- 74.99	359	75,885,864.61	7.59%	7.343	355	71.86	589
75.00- 79.99	468	93,567,579.79	9.36%	7.451	355	76.45	595
80.00	1,772	297,140,797.13	29.71%	7.211	356	80.00	621
80.01- 84.99	169	35,264,148.07	3.53%	7.317	357	83.38	621
85.00- 89.99	467	92,813,760.12	9.28%	7.478	356	85.96	617
90.00- 94.99	627	133,649,621.35	13.36%	7.413	355	90.43	636
95.00- 99.99	448	75,742,420.36	7.57%	7.805	356	95.06	629
100.00	74	8,088,180.71	0.81%	8.850	352	100.00	652
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
120	6	430,620.62	0.04%	8.922	118	70.06	571
180	79	8,318,022.33	0.83%	7.743	178	70.51	635
240	40	3,829,043.62	0.38%	8.206	237	75.69	626
360	5,247	987,450,911.17	98.74%	7.367	357	78.60	612
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
61-120	6	430,620.62	0.04%	8.922	118	70.06	571
121-180	79	8,318,022.33	0.83%	7.743	178	70.51	635
181-240	40	3,829,043.62	0.38%	8.206	237	75.69	626
301-360	5,247	987,450,911.17	98.74%	7.367	357	78.60	612
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	218	30,476,146.10	3.05%	7.638	351	77.06	610
20.01 -25.00	260	37,763,596.04	3.78%	7.506	355	75.89	608
25.01 -30.00	406	62,509,362.77	6.25%	7.472	353	76.65	610
30.01 -35.00	614	105,043,940.23	10.50%	7.343	355	77.23	615
35.01 -40.00	744	137,190,241.48	13.72%	7.321	354	78.49	614
40.01 -45.00	1,043	197,458,581.17	19.75%	7.364	356	79.22	615
45.01 -50.00	1,184	241,943,943.44	24.19%	7.307	356	78.89	613
50.01 -55.00	610	125,800,987.97	12.58%	7.414	356	79.48	602
55.01 -60.00	126	26,407,119.33	2.64%	7.416	354	79.79	604
60.01+	45	11,055,304.99	1.11%	7.666	355	79.67	608
None	122	24,379,374.22	2.44%	7.368	357	78.57	659
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	4,267	837,916,868.90	83.79%	7.309	357	79.07	610
Fixed Rate	1,105	162,111,728.84	16.21%	7.706	346	75.66	627
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
15/15 6 Mo LIBOR ARM	1	128,938.20	0.01%	8.000	357	95.00	684
2/13 6 Mo LIBOR ARM	10	868,419.56	0.09%	7.990	177	75.30	583
2/28 6 Mo LIBOR ARM	3,333	597,003,399.50	59.70%	7.581	357	78.43	597
3/12 6 Mo LIBOR ARM	1	50,913.50	0.01%	9.650	177	90.00	562
3/27 6 Mo LIBOR ARM	207	39,962,183.79	4.00%	7.079	357	78.63	623
5YR IO 2/28 6 Mo LIBOR ARM	653	183,640,293.63	18.36%	6.554	358	81.18	644
5YR IO 3/27 6 Mo LIBOR ARM	53	14,629,843.62	1.46%	6.312	358	79.24	651
6 Mo LIBOR ARM 30 Yr	9	1,632,877.10	0.16%	7.067	357	82.67	625
Fixed Rate 10 Yr	6	430,620.62	0.04%	8.922	118	70.06	571
Fixed Rate 15 Yr	67	7,346,926.62	0.73%	7.680	178	69.76	641
Fixed Rate 15 Yr Rate Reduction	1	51,762.65	0.01%	10.650	178	77.61	641
Fixed Rate 20 Yr	38	3,636,470.98	0.36%	8.168	237	75.34	626
Fixed Rate 20 Yr Rate Reduction	2	192,572.64	0.02%	8.928	237	82.41	624
Fixed Rate 30 Yr	952	141,970,196.21	14.20%	7.717	358	76.26	625
Fixed Rate 30 Yr 5YR IO	20	6,104,636.00	0.61%	6.599	358	71.50	679
Fixed Rate 30 Yr Rate Reduction	19	2,378,543.12	0.24%	8.907	358	69.55	559
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	726	204,374,773.25	20.44%	6.538	358	80.76	646
Not Interest Only	4,646	795,653,824.49	79.56%	7.588	355	77.94	604
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	1,628	292,765,028.00	29.28%	7.600	354	76.94	604
Prepay Penalty: 12 months	355	95,786,065.64	9.58%	7.090	356	77.09	630
Prepay Penalty: 24 months	2,683	505,848,350.05	50.58%	7.276	357	79.84	611
Prepay Penalty: 30 months	5	968,886.86	0.10%	8.036	358	86.40	584
Prepay Penalty: 36 months	701	104,660,267.19	10.47%	7.463	349	77.76	628
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	5,244	990,001,563.05	99.00%	7.344	355	78.42	613
Second Lien	128	10,027,034.69	1.00%	10.325	346	88.19	618
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Business Bank Statements	1	233,537.19	0.02%	6.450	356	80.00	655
Full Documentation	3,445	570,723,531.13	57.07%	7.413	355	79.48	603
Lite Documentation	26	6,941,151.77	0.69%	7.475	355	81.60	627
No Documentation	65	12,222,928.05	1.22%	7.150	356	79.24	703
Stated Income Documentation	1,835	409,907,449.60	40.99%	7.325	355	77.10	623
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	3,386	667,498,317.21	66.75%	7.360	355	76.65	604
Purchase	1,619	263,626,969.86	26.36%	7.287	357	83.12	640
Rate/Term Refinance	367	68,903,310.67	6.89%	7.835	354	78.96	589
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2-4 Units Attached	57	13,881,894.77	1.39%	7.264	353	77.67	645
2-4 Units Detached	365	86,277,905.22	8.63%	7.392	355	78.45	635
Condo High-Rise Attached	17	4,475,587.82	0.45%	7.049	358	81.14	623
Condo Low-Rise Attached	255	44,810,668.43	4.48%	7.246	357	79.15	626
Condo Low-Rise Detached	2	331,966.73	0.03%	6.864	356	90.40	550
Manufactured Housing	89	9,978,881.46	1.00%	7.415	350	80.19	650
PUD Attached	39	5,260,980.06	0.53%	7.485	357	80.39	614
PUD Detached	439	97,866,876.70	9.79%	7.274	356	81.03	620
Single Family Attached	71	10,573,998.81	1.06%	7.619	357	77.21	599
Single Family Detached	4,038	726,569,837.74	72.65%	7.392	355	78.12	607
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	387	60,722,137.53	6.07%	7.955	354	81.38	650
Primary	4,903	921,371,703.42	92.13%	7.337	355	78.29	610
Second Home	82	17,934,756.79	1.79%	7.272	354	80.14	643
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

Credit Grade	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
A	352	63,925,495.96	6.39%	7.898	355	74.45	554
AA	633	119,959,934.76	12.00%	7.703	355	78.92	581
AA+	3,834	720,465,008.93	72.04%	7.080	355	79.75	631
B	297	51,914,232.33	5.19%	8.395	355	73.46	545
C	127	22,625,792.35	2.26%	9.016	355	71.72	548
CC	113	18,388,906.59	1.84%	9.982	356	63.88	541
NG	16	2,749,226.82	0.27%	7.462	353	81.95	630
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

PMI Insurer	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
MGIC	3,721	675,796,385.91	67.58%	7.297	356	80.52	610
No MI	1,651	324,232,211.83	32.42%	7.533	354	74.34	619
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	43	4,375,134.00	0.44%	8.371	347	83.66	605
Arizona	111	18,391,802.22	1.84%	7.348	358	81.60	615
Arkansas	16	2,282,082.30	0.23%	8.440	357	85.90	577
California	764	218,582,420.07	21.86%	6.891	356	76.84	616
Colorado	122	20,966,147.33	2.10%	6.940	356	84.03	618
Connecticut	117	22,368,092.94	2.24%	7.343	356	79.77	612
Delaware	10	1,376,098.84	0.14%	7.709	351	80.23	594
District of Columbia	1	113,053.08	0.01%	10.300	359	65.00	540
Florida	437	67,132,834.97	6.71%	7.642	356	79.07	617
Georgia	155	20,635,700.25	2.06%	8.331	355	81.72	608
Hawaii	32	12,183,125.16	1.22%	6.903	356	79.06	631
Idaho	24	2,984,202.07	0.30%	7.585	348	84.26	622
Illinois	194	31,300,219.38	3.13%	7.954	356	80.68	588
Indiana	48	4,971,541.90	0.50%	8.113	357	83.61	616
Iowa	18	1,833,559.11	0.18%	8.727	357	82.99	580
Kansas	9	776,269.96	0.08%	8.223	345	91.43	616
Kentucky	39	4,309,077.95	0.43%	7.524	357	81.09	611
Louisiana	32	3,966,253.84	0.40%	7.752	348	81.01	617
Maine	53	8,082,469.19	0.81%	7.288	357	78.99	616
Maryland	102	18,772,820.78	1.88%	7.766	355	77.45	596
Massachusetts	390	95,894,294.08	9.59%	7.024	356	74.88	607
Michigan	225	27,254,059.85	2.73%	7.803	355	81.47	602
Minnesota	54	10,127,990.78	1.01%	7.568	357	82.09	603
Mississippi	9	1,162,944.76	0.12%	8.574	349	84.84	592
Missouri	65	7,177,321.98	0.72%	8.164	358	80.93	606
Montana	7	1,105,503.20	0.11%	7.712	357	79.39	623
Nebraska	9	950,072.22	0.10%	8.502	358	86.64	579
Nevada	99	21,995,591.17	2.20%	7.303	357	78.64	610
New Hampshire	55	9,126,549.79	0.91%	7.072	354	77.75	612
New Jersey	201	44,657,570.66	4.47%	7.498	356	76.55	604
New York	419	105,974,849.59	10.60%	7.229	356	76.90	630
North Carolina	131	15,322,939.05	1.53%	8.148	355	81.20	599
North Dakota	2	218,723.15	0.02%	8.643	316	71.05	561
Ohio	166	19,706,154.84	1.97%	7.651	356	84.28	621
Oklahoma	20	1,738,035.15	0.17%	8.443	352	84.12	611
Oregon	43	7,114,583.97	0.71%	7.497	357	80.91	623
Pennsylvania	160	20,958,465.79	2.10%	7.467	354	81.23	618
Rhode Island	77	15,443,319.95	1.54%	7.116	355	73.95	610
South Carolina	47	6,066,163.69	0.61%	7.541	352	79.43	619
Tennessee	77	7,897,619.73	0.79%	8.359	351	82.08	603
Texas	422	53,436,755.53	5.34%	7.958	346	79.96	603
Utah	31	4,370,353.04	0.44%	6.656	357	81.88	637
Vermont	20	3,135,296.40	0.31%	7.256	342	78.61	628
Virginia	168	32,085,280.60	3.21%	7.718	355	79.12	606
Washington	87	13,554,008.81	1.36%	7.190	357	78.77	622
West Virginia	2	166,779.83	0.02%	8.582	358	78.07	552
Wisconsin	39	5,273,735.55	0.53%	7.913	357	82.59	624
Wyoming	20	2,710,729.24	0.27%	7.640	357	81.50	608
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.500 - 2.999	2	1,176,250.00	0.14%	5.036	357	66.43	658
3.000 - 3.499	60	17,752,868.17	2.12%	5.501	357	73.75	684
3.500 - 3.999	187	49,688,235.00	5.93%	5.793	358	75.43	665
4.000 - 4.499	502	117,047,918.51	13.97%	6.309	357	75.68	644
4.500 - 4.999	718	155,916,990.23	18.61%	6.697	357	78.78	632
5.000 - 5.499	756	149,736,863.02	17.87%	7.172	357	81.09	616
5.500 - 5.999	698	128,904,058.40	15.38%	7.654	357	81.97	597
6.000 - 6.499	505	84,700,708.35	10.11%	8.061	357	81.36	579
6.500 - 6.999	381	65,157,868.74	7.78%	8.579	356	79.06	558
7.000 - 7.499	194	30,838,425.50	3.68%	8.991	356	77.95	545
7.500 - 7.999	116	17,102,574.14	2.04%	9.470	356	78.55	539
8.000 - 8.499	100	13,713,709.25	1.64%	10.494	356	75.83	533
8.500 - 8.999	29	3,486,633.91	0.42%	10.266	357	75.55	531
9.000 - 9.499	13	1,901,616.33	0.23%	10.918	356	63.03	537
9.500 - 9.999	5	629,825.16	0.08%	10.768	356	66.85	528
10.000 -10.499	1	162,324.19	0.02%	10.990	357	65.00	513
Total	**4,267**	**837,916,868.90**	**100.00%**	**7.309**	**357**	**79.07**	**610**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	2	252,532.00	0.03%	4.607	356	74.77	758
4.500 - 4.999	17	5,455,540.60	0.65%	4.917	358	75.36	688
5.000 - 5.499	83	23,134,115.03	2.76%	5.269	357	77.04	666
5.500 - 5.999	281	79,332,745.31	9.47%	5.817	358	76.36	655
6.000 - 6.499	427	104,008,274.30	12.41%	6.290	357	77.67	635
6.500 - 6.999	763	172,138,133.29	20.54%	6.765	357	79.24	626
7.000 - 7.499	581	121,618,242.19	14.51%	7.245	357	80.05	609
7.500 - 7.999	740	136,439,184.57	16.28%	7.745	357	80.74	597
8.000 - 8.499	387	59,092,584.58	7.05%	8.225	357	81.45	584
8.500 - 8.999	447	68,124,426.93	8.13%	8.730	357	80.13	565
9.000 - 9.499	178	24,920,696.75	2.97%	9.235	357	77.46	548
9.500 - 9.999	171	20,361,183.47	2.43%	9.720	355	79.67	552
10.000 -10.499	76	9,731,903.55	1.16%	10.200	357	76.77	540
10.500 -10.999	51	6,266,187.09	0.75%	10.765	357	72.00	532
11.000 -11.499	35	4,049,729.94	0.48%	11.219	354	71.55	526
11.500 -11.999	20	1,918,476.05	0.23%	11.707	357	68.31	524
12.000 -12.499	7	938,546.68	0.11%	12.157	358	68.20	526
12.500 -12.999	1	134,366.57	0.02%	12.600	351	41.54	533
Total	**4,267**	**837,916,868.90**	**100.00%**	**7.309**	**357**	**79.07**	**610**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.000 -10.499	1	194,032.00	0.02%	4.300	357	77.72	772
10.500 -10.999	17	5,455,540.60	0.65%	4.917	358	75.36	688
11.000 -11.499	79	21,597,110.24	2.58%	5.263	357	76.83	668
11.500 -11.999	271	76,874,766.87	9.17%	5.799	358	76.08	655
12.000 -12.499	415	101,308,997.35	12.09%	6.267	357	77.64	636
12.500 -12.999	757	170,387,905.02	20.33%	6.761	357	79.30	627
13.000 -13.499	579	121,752,426.63	14.53%	7.219	357	80.03	610
13.500 -13.999	740	136,355,760.09	16.27%	7.712	357	80.73	597
14.000 -14.499	398	62,071,725.18	7.41%	8.159	357	81.23	584
14.500 -14.999	463	72,525,242.29	8.66%	8.668	357	80.29	568
15.000 -15.499	178	24,941,259.26	2.98%	9.217	357	77.44	548
15.500 -15.999	173	20,558,540.61	2.45%	9.694	355	79.81	553
16.000 -16.499	76	9,695,838.11	1.16%	10.159	357	77.06	539
16.500 -16.999	53	6,505,824.57	0.78%	10.673	357	72.60	531
17.000 -17.499	36	4,250,347.95	0.51%	11.157	355	71.40	527
17.500 -17.999	22	2,256,792.25	0.27%	11.584	357	67.40	524
18.000 -18.499	8	1,050,393.31	0.13%	12.061	358	67.79	525
18.500 -18.999	1	134,366.57	0.02%	12.600	351	41.54	533
Total	**4,267**	**837,916,868.90**	**100.00%**	**7.309**	**357**	**79.07**	**610**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	22	5,056,682.86	0.60%	6.815	356	78.85	625
2.000	2	564,633.04	0.07%	6.696	353	65.64	559
3.000	4,242	832,071,553.00	99.30%	7.313	357	79.08	610
4.000	1	224,000.00	0.03%	6.625	355	80.00	0
Total	**4,267**	**837,916,868.90**	**100.00%**	**7.309**	**357**	**79.07**	**610**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	4,190	817,734,119.94	97.59%	7.314	357	79.07	610
1.500	73	19,189,103.38	2.29%	7.101	356	79.22	598
2.000	4	993,645.58	0.12%	7.584	355	74.12	579
Total	**4,267**	**837,916,868.90**	**100.00%**	**7.309**	**357**	**79.07**	**610**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
06/01/05	1	96,667.05	0.01%	8.550	337	85.00	646
07/01/05	2	691,926.91	0.08%	5.880	356	85.89	654
08/01/05	2	134,234.37	0.02%	8.143	357	78.46	629
09/01/05	5	806,715.82	0.10%	7.906	358	80.61	599
03/01/06	5	1,136,800.23	0.14%	7.462	349	75.19	602
04/01/06	6	1,050,586.82	0.13%	7.949	347	70.38	535
05/01/06	2	623,604.24	0.07%	6.110	348	80.00	573
06/01/06	13	1,990,374.16	0.24%	7.328	349	82.87	585
07/01/06	8	1,493,373.54	0.18%	7.940	350	75.69	565
08/01/06	18	3,818,543.54	0.46%	7.566	351	82.61	616
09/01/06	21	3,661,988.06	0.44%	8.153	352	77.63	590
10/01/06	22	4,697,087.22	0.56%	8.119	353	73.57	545
11/01/06	89	20,954,147.05	2.50%	8.046	354	76.62	564
12/01/06	185	38,644,164.12	4.61%	7.351	355	79.75	597
12/20/06	2	245,303.58	0.03%	9.065	356	79.36	0
01/01/07	422	85,075,687.50	10.15%	7.409	355	81.57	600
01/18/07	1	94,889.48	0.01%	8.375	357	80.00	669
02/01/07	969	196,680,982.83	23.47%	7.276	357	78.61	605
02/08/07	1	118,641.07	0.01%	9.850	358	95.00	0
02/24/07	1	149,791.40	0.02%	7.840	358	52.63	551
02/28/07	1	593,299.71	0.07%	8.650	358	90.00	636
03/01/07	1,847	349,677,170.44	41.73%	7.309	358	78.91	615
03/04/07	2	809,869.86	0.10%	6.965	359	54.41	574
03/11/07	1	100,851.60	0.01%	7.950	359	80.00	604
03/15/07	1	128,298.84	0.02%	7.200	359	80.00	560
04/01/07	379	69,787,030.24	8.33%	7.236	359	79.20	624
06/01/07	3	636,705.88	0.08%	7.191	349	84.00	549
08/01/07	1	58,744.08	0.01%	9.750	351	35.76	510
09/01/07	5	1,184,645.60	0.14%	6.320	352	79.13	630
10/01/07	2	174,045.43	0.02%	7.859	353	74.96	712
11/01/07	8	2,094,713.86	0.25%	8.345	354	81.17	577
12/01/07	22	5,053,424.52	0.60%	7.593	355	82.39	592
01/01/08	34	6,737,649.05	0.80%	6.734	356	80.75	630
02/01/08	59	12,109,056.62	1.45%	6.744	356	78.95	627
03/01/08	107	21,607,256.88	2.58%	6.777	358	76.80	642
04/01/08	19	4,869,659.10	0.58%	6.444	359	79.84	664
02/01/20	1	128,938.20	0.02%	8.000	357	95.00	684
Total	**4,267**	**837,916,868.90**	**100.00%**	**7.309**	**357**	**79.07**	**610**

Group I Initial Mortgage Loan Statistics

As of the Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$652,362,799	$49,721	$619,549
Average Scheduled Principal Balance	$154,588		
Number of Mortgage Loans	4,220		
Weighted Average Gross Coupon	7.512%	4.850%	12.880%
Weighted Average FICO Score	605	500	804
Weighted Average Combined Original LTV	77.54%	13.18%	100.00%
Weighted Average Original Term	357 months	120 months	360 months
Weighted Average Stated Remaining Term	354 months	117 months	359 months
Weighted Average Seasoning	3 months	1 month	14 months
Weighted Average Gross Margin	5.490%	2.950%	8.000%
Weighted Average Minimum Interest Rate	7.471%	4.375%	12.600%
Weighted Average Maximum Interest Rate	13.498%	10.850%	18.600%
Weighted Average Initial Rate Cap	2.988%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.010%	1.000%	2.000%
Weighted Average Months to Roll	22 months	3 months	177 months
Maturity Date		February 1, 2015	April 1, 2035
Maximum Zip Code Concentration	0.25%	92553	
ARM	80.93%		
Fixed Rate	19.07%		
15/15 6 Mo LIBOR ARM	0.02%		
2/13 6 Mo LIBOR ARM	0.13%		
2/28 6 Mo LIBOR ARM	64.25%		
3/12 6 Mo LIBOR ARM	0.01%		
3/27 6 Mo LIBOR ARM	4.35%		
5YR IO 2/28 6 Mo LIBOR ARM	10.80%		
5YR IO 3/27 6 Mo LIBOR ARM	1.23%		
6 Mo LIBOR ARM 30 Yr	0.14%		
Fixed Rate 10 Yr	0.07%		
Fixed Rate 15 Yr	0.99%		
Fixed Rate 20 Yr	0.47%		
Fixed Rate 20 Yr Rate Reduction	0.03%		
Fixed Rate 30 Yr	16.71%		
Fixed Rate 30 Yr 5YR IO	0.48%		
Fixed Rate 30 Yr Rate Reduction	0.32%		

Interest Only	12.51%
Not Interest Only	87.49%
Prepay Penalty: 0 months	32.95%
Prepay Penalty: 12 months	8.40%
Prepay Penalty: 24 months	46.21%
Prepay Penalty: 30 months	0.12%
Prepay Penalty: 36 months	12.32%
First Lien	99.69%
Second Lien	0.31%
Business Bank Statements	0.04%
Full Documentation	61.69%
Lite Documentation	0.32%
No Documentation	1.09%
Stated Income Documentation	36.86%
Cash Out Refinance	75.35%
Purchase	16.56%
Rate/Term Refinance	8.09%
2-4 Units Attached	1.64%
2-4 Units Detached	9.49%
Condo High-Rise Attached	0.30%
Condo Low-Rise Attached	4.56%
Condo Low-Rise Detached	0.02%
Manufactured Housing	1.31%
PUD Attached	0.68%
PUD Detached	7.41%
Single Family Attached	1.08%
Single Family Detached	73.50%
Non-owner	7.31%
Primary	91.05%
Second Home	1.64%
Top 5 States:	
California	15.01%
Massachusetts	10.65%
New York	9.38%
Florida	7.29%
Texas	5.82%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	27	1,348,322.37	0.21%	8.986	332	66.43	582
50,000.01 - 100,000.00	1,226	92,092,050.19	14.12%	8.459	349	78.05	603
100,000.01 - 150,000.00	1,226	153,216,479.70	23.49%	7.673	355	78.22	609
150,000.01 - 200,000.00	701	122,180,255.15	18.73%	7.372	355	75.34	599
200,000.01 - 250,000.00	441	99,003,733.09	15.18%	7.210	356	77.21	599
250,000.01 - 300,000.00	311	85,548,160.97	13.11%	7.248	356	77.99	603
300,000.01 - 350,000.00	218	70,715,240.23	10.84%	7.101	355	78.43	609
350,000.01 - 400,000.00	40	14,672,899.53	2.25%	6.935	357	77.64	627
400,000.01 - 450,000.00	18	7,591,865.31	1.16%	6.918	357	80.35	655
450,000.01 - 500,000.00	8	3,803,013.11	0.58%	7.384	357	86.67	627
500,000.01 - 550,000.00	2	1,012,000.00	0.16%	5.803	358	81.99	690
550,000.01 - 600,000.00	1	559,230.59	0.09%	7.900	358	80.00	672
600,000.01 - 650,000.00	1	619,549.01	0.09%	7.600	359	80.00	598
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	9	2,177,613.75	0.33%	4.942	358	73.13	678
5.000 - 5.499	49	10,979,142.07	1.68%	5.281	357	73.45	648
5.500 - 5.999	215	44,714,091.26	6.85%	5.821	356	72.26	654
6.000 - 6.499	329	63,530,582.95	9.74%	6.273	355	75.28	634
6.500 - 6.999	702	126,641,168.50	19.41%	6.761	355	76.44	621
7.000 - 7.499	573	98,767,105.08	15.14%	7.248	355	78.10	609
7.500 - 7.999	762	115,082,455.21	17.64%	7.749	355	79.32	600
8.000 - 8.499	440	58,108,182.72	8.91%	8.228	355	80.01	590
8.500 - 8.999	512	65,844,845.65	10.09%	8.734	352	79.69	570
9.000 - 9.499	219	25,644,708.60	3.93%	9.243	354	79.37	561
9.500 - 9.999	191	19,162,968.00	2.94%	9.708	350	79.37	558
10.000 -10.499	102	10,393,894.46	1.59%	10.229	355	78.50	554
10.500 -10.999	54	4,933,362.64	0.76%	10.755	344	73.28	545
11.000 -11.499	31	3,008,422.08	0.46%	11.195	354	74.49	535
11.500 -11.999	23	2,237,423.02	0.34%	11.694	357	69.87	525
12.000 -12.499	6	842,601.27	0.13%	12.170	358	66.86	528
12.500 -12.999	3	294,231.99	0.05%	12.636	354	52.12	529
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	393	60,675,245.43	9.30%	8.656	356	72.61	512
525-549	424	68,141,960.84	10.45%	8.280	354	73.23	538
550-574	488	75,796,061.10	11.62%	7.899	356	75.12	563
575-599	664	97,144,853.78	14.89%	7.583	354	77.76	587
600-624	720	109,755,256.36	16.82%	7.227	355	78.95	612
625-649	633	97,697,570.68	14.98%	7.070	354	79.04	637
650-674	369	56,087,009.62	8.60%	6.935	353	79.47	661
675-699	235	41,112,157.49	6.30%	6.786	354	81.59	685
700+	246	39,451,615.38	6.05%	6.850	353	82.68	730
None	48	6,501,068.57	1.00%	8.297	355	73.71	0
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	186	25,213,673.00	3.86%	7.240	347	40.10	590
50.00- 54.99	88	13,496,382.35	2.07%	7.251	353	52.31	585
55.00- 59.99	110	19,447,319.77	2.98%	7.374	351	57.34	579
60.00- 64.99	199	35,317,996.29	5.41%	7.188	356	62.34	590
65.00- 69.99	268	45,884,067.06	7.03%	7.531	354	67.00	586
70.00- 74.99	296	52,222,504.06	8.01%	7.378	354	71.65	587
75.00- 79.99	378	65,237,633.47	10.00%	7.437	354	76.52	594
80.00	1,325	176,116,802.91	27.00%	7.535	355	80.00	608
80.01- 84.99	133	24,950,026.02	3.82%	7.333	357	83.42	613
85.00- 89.99	377	60,402,118.96	9.26%	7.637	356	85.95	609
90.00- 94.99	473	80,683,812.50	12.37%	7.586	354	90.36	631
95.00- 99.99	355	50,700,278.09	7.77%	7.911	356	95.07	625
100.00	32	2,690,184.77	0.41%	8.416	352	100.00	664
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
120	6	430,620.62	0.07%	8.922	118	70.06	571
180	74	7,363,464.52	1.13%	7.822	178	70.08	625
240	32	3,253,452.17	0.50%	7.935	237	75.39	631
360	4,108	641,315,261.94	98.31%	7.506	357	77.64	605
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
61-120	6	430,620.62	0.07%	8.922	118	70.06	571
121-180	74	7,363,464.52	1.13%	7.822	178	70.08	625
181-240	32	3,253,452.17	0.50%	7.935	237	75.39	631
301-360	4,108	641,315,261.94	98.31%	7.506	357	77.64	605
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	193	23,462,742.34	3.60%	7.699	349	76.61	613
20.01 -25.00	231	28,637,256.84	4.39%	7.625	354	76.63	609
25.01 -30.00	359	48,456,232.76	7.43%	7.548	352	75.90	603
30.01 -35.00	503	73,276,288.93	11.23%	7.508	354	76.10	606
35.01 -40.00	595	88,235,115.44	13.53%	7.498	354	77.38	604
40.01 -45.00	804	127,219,648.48	19.50%	7.473	355	78.50	606
45.01 -50.00	887	152,651,625.79	23.40%	7.437	355	77.52	605
50.01 -55.00	468	79,553,578.91	12.19%	7.616	355	79.22	597
55.01 -60.00	95	17,323,271.51	2.66%	7.611	352	78.33	588
None	85	13,547,038.25	2.08%	7.424	356	76.07	656
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	3,314	527,953,574.24	80.93%	7.478	357	78.29	601
Fixed Rate	906	124,409,225.01	19.07%	7.660	344	74.34	623
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
15/15 6 Mo LIBOR ARM	1	128,938.20	0.02%	8.000	357	95.00	684
2/13 6 Mo LIBOR ARM	10	868,419.56	0.13%	7.990	177	75.30	583
2/28 6 Mo LIBOR ARM	2,739	419,159,495.17	64.25%	7.640	357	77.87	594
3/12 6 Mo LIBOR ARM	1	50,913.50	0.01%	9.650	177	90.00	562
3/27 6 Mo LIBOR ARM	171	28,354,104.63	4.35%	7.244	357	77.92	613
5YR IO 2/28 6 Mo LIBOR ARM	347	70,448,309.35	10.80%	6.702	358	80.98	635
5YR IO 3/27 6 Mo LIBOR ARM	38	8,002,443.64	1.23%	6.518	357	78.02	642
6 Mo LIBOR ARM 30 Yr	7	940,950.19	0.14%	7.940	358	80.30	604
Fixed Rate 10 Yr	6	430,620.62	0.07%	8.922	118	70.06	571
Fixed Rate 15 Yr	63	6,444,131.46	0.99%	7.785	178	69.21	631
Fixed Rate 20 Yr	30	3,060,879.53	0.47%	7.872	238	74.95	631
Fixed Rate 20 Yr Rate Reduction	2	192,572.64	0.03%	8.928	237	82.41	624
Fixed Rate 30 Yr	776	109,039,596.99	16.71%	7.643	358	74.55	622
Fixed Rate 30 Yr 5YR IO	13	3,142,525.00	0.48%	6.709	358	79.54	683
Fixed Rate 30 Yr Rate Reduction	16	2,098,898.77	0.32%	8.894	358	70.58	558
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	398	81,593,277.99	12.51%	6.684	358	80.63	638
Not Interest Only	3,822	570,769,521.26	87.49%	7.631	354	77.10	600
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	1,354	214,973,830.63	32.95%	7.624	353	76.48	599
Prepay Penalty: 12 months	251	54,782,972.58	8.40%	7.088	355	73.87	621
Prepay Penalty: 24 months	2,018	301,439,922.10	46.21%	7.490	357	79.02	602
Prepay Penalty: 30 months	4	801,118.16	0.12%	8.066	358	87.74	586
Prepay Penalty: 36 months	593	80,364,955.78	12.32%	7.583	348	77.22	625
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	4,188	650,371,105.17	99.69%	7.506	354	77.49	605
Second Lien	32	1,991,694.08	0.31%	9.695	342	92.30	652
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Business Bank Statements	1	233,537.19	0.04%	6.450	356	80.00	655
Full Documentation	2,830	402,459,283.39	61.69%	7.564	355	78.75	596
Lite Documentation	14	2,104,226.05	0.32%	7.819	358	77.88	619
No Documentation	47	7,126,557.83	1.09%	7.188	356	76.82	704
Stated Income Documentation	1,328	240,439,194.79	36.86%	7.433	354	75.54	617
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	2,895	491,541,934.10	75.35%	7.425	354	76.06	600
Purchase	1,007	108,014,046.34	16.56%	7.759	356	83.19	632
Rate/Term Refinance	318	52,806,818.81	8.09%	7.819	353	79.73	596
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2-4 Units Attached	47	10,717,365.75	1.64%	7.249	351	74.67	630
2-4 Units Detached	295	61,895,573.02	9.49%	7.369	354	76.12	626
Condo High-Rise Attached	11	1,957,750.07	0.30%	7.218	357	76.07	605
Condo Low-Rise Attached	195	29,761,253.55	4.56%	7.409	357	77.90	611
Condo Low-Rise Detached	1	101,796.01	0.02%	5.990	358	80.00	560
Manufactured Housing	81	8,543,706.64	1.31%	7.548	351	80.31	650
PUD Attached	35	4,455,706.47	0.68%	7.499	357	80.61	610
PUD Detached	283	48,346,853.33	7.41%	7.426	355	80.36	609
Single Family Attached	59	7,076,571.34	1.08%	7.795	357	80.88	595
Single Family Detached	3,213	479,506,223.07	73.50%	7.549	354	77.36	600
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	337	47,678,164.47	7.31%	7.999	353	80.59	646
Primary	3,814	593,970,589.23	91.05%	7.472	355	77.21	601
Second Home	69	10,714,045.55	1.64%	7.589	352	82.09	649
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

Credit Grade	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
A	305	49,248,084.38	7.55%	7.894	354	73.89	553
AA	517	84,974,996.54	13.03%	7.746	355	77.79	575
AA+	2,957	449,870,967.13	68.96%	7.226	354	78.91	625
B	247	37,309,857.34	5.72%	8.422	355	73.21	544
C	98	16,407,688.40	2.52%	8.954	355	71.64	549
CC	85	13,244,602.86	2.03%	9.972	356	62.17	543
NG	11	1,306,602.60	0.20%	7.511	354	80.32	630
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

Pmi Insurer	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
MGIC	3,102	491,045,884.39	75.27%	7.412	355	80.35	607
No MI	1,118	161,316,914.86	24.73%	7.819	353	69.00	600
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	39	3,771,219.02	0.58%	8.532	345	84.10	599
Arizona	92	13,028,596.79	2.00%	7.414	358	82.09	618
Arkansas	13	1,564,206.50	0.24%	8.668	357	86.93	562
California	442	97,895,338.34	15.01%	7.073	355	72.45	600
Colorado	88	13,945,624.48	2.14%	6.900	356	84.30	617
Connecticut	96	15,088,072.46	2.31%	7.527	356	79.15	608
Delaware	8	986,539.84	0.15%	7.929	348	80.32	578
District of Columbia	1	113,053.08	0.02%	10.300	359	65.00	540
Florida	349	47,585,653.20	7.29%	7.691	355	78.79	613
Georgia	131	15,835,091.11	2.43%	8.327	354	82.14	611
Hawaii	20	5,378,887.90	0.82%	7.297	355	77.83	619
Idaho	22	2,394,687.83	0.37%	7.436	346	82.41	624
Illinois	175	26,453,777.45	4.06%	8.023	356	80.51	583
Indiana	42	4,123,341.80	0.63%	8.075	358	83.01	620
Iowa	17	1,656,243.97	0.25%	8.751	357	81.70	578
Kansas	9	776,269.96	0.12%	8.223	345	91.43	616
Kentucky	31	3,137,565.14	0.48%	7.533	357	80.17	614
Louisiana	28	3,262,431.56	0.50%	8.010	346	81.23	606
Maine	42	5,984,937.67	0.92%	7.254	357	78.66	616
Maryland	82	13,715,422.71	2.10%	7.750	354	75.86	593
Massachusetts	316	69,499,316.61	10.65%	7.065	356	74.25	600
Michigan	213	24,871,108.12	3.81%	7.851	354	81.22	600
Minnesota	40	6,444,558.46	0.99%	7.537	357	82.78	599
Mississippi	6	443,922.51	0.07%	9.827	336	87.98	574
Missouri	60	6,163,671.25	0.94%	8.235	357	80.76	607
Montana	5	848,421.35	0.13%	7.934	357	80.60	621
Nebraska	9	950,072.22	0.15%	8.502	358	86.64	579
Nevada	73	14,227,967.75	2.18%	7.269	357	77.89	607
New Hampshire	46	7,708,041.68	1.18%	7.058	353	78.10	612
New Jersey	162	31,305,138.90	4.80%	7.563	356	74.75	597
New York	291	61,220,597.61	9.38%	7.186	355	73.38	618
North Carolina	115	12,257,829.58	1.88%	8.117	355	81.72	602
North Dakota	2	218,723.15	0.03%	8.643	316	71.05	561
Ohio	146	16,171,260.37	2.48%	7.879	355	84.89	617
Oklahoma	17	1,454,661.29	0.22%	8.279	351	84.39	628
Oregon	29	3,713,492.60	0.57%	7.509	357	80.27	626
Pennsylvania	134	14,701,391.01	2.25%	7.682	352	81.57	608
Rhode Island	67	12,973,240.08	1.99%	7.157	354	72.57	611
South Carolina	44	5,174,185.78	0.79%	7.525	351	80.40	622
Tennessee	68	6,479,137.17	0.99%	8.517	350	82.61	598
Texas	358	37,961,192.00	5.82%	8.078	345	79.30	600
Utah	25	3,168,158.27	0.49%	6.779	357	82.63	626
Vermont	18	2,873,134.05	0.44%	7.284	340	78.50	627
Virginia	123	18,417,124.04	2.82%	7.930	354	79.33	593
Washington	73	9,852,087.52	1.51%	7.377	357	80.99	610
West Virginia	2	166,779.83	0.03%	8.582	358	78.07	552
Wisconsin	34	4,521,666.67	0.69%	8.035	357	82.27	614
Wyoming	17	1,878,958.57	0.29%	6.930	358	80.44	640
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.500 - 2.999	1	168,750.00	0.03%	4.950	359	75.00	746
3.000 - 3.499	36	7,927,131.28	1.50%	5.569	357	69.67	656
3.500 - 3.999	103	19,275,789.71	3.65%	5.882	358	71.73	652
4.000 - 4.499	337	61,401,009.97	11.63%	6.310	357	73.83	639
4.500 - 4.999	539	92,243,220.82	17.47%	6.717	357	77.00	624
5.000 - 5.499	599	96,423,256.08	18.26%	7.221	357	80.34	612
5.500 - 5.999	588	91,287,682.13	17.29%	7.720	357	81.17	595
6.000 - 6.499	438	64,259,590.02	12.17%	8.116	357	80.50	575
6.500 - 6.999	334	49,687,219.84	9.41%	8.646	356	78.89	558
7.000 - 7.499	171	23,323,111.55	4.42%	9.078	356	78.63	551
7.500 - 7.999	107	14,616,190.06	2.77%	9.486	356	77.26	537
8.000 - 8.499	61	7,340,622.78	1.39%	10.885	356	73.42	528
Total	**3,314**	**527,953,574.24**	**100.00%**	**7.478**	**357**	**78.29**	**601**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	1	58,500.00	0.01%	5.625	353	65.00	712
4.500 - 4.999	9	2,177,613.75	0.41%	4.942	358	73.13	678
5.000 - 5.499	49	10,979,142.07	2.08%	5.281	357	73.45	648
5.500 - 5.999	173	35,816,935.34	6.78%	5.847	358	74.29	649
6.000 - 6.499	283	54,756,273.34	10.37%	6.294	356	76.45	631
6.500 - 6.999	551	100,277,945.90	18.99%	6.760	357	77.43	615
7.000 - 7.499	470	81,825,309.02	15.50%	7.241	357	79.05	604
7.500 - 7.999	607	92,580,107.09	17.54%	7.746	357	80.25	596
8.000 - 8.499	343	46,495,284.05	8.81%	8.227	357	81.16	585
8.500 - 8.999	393	52,717,755.56	9.99%	8.735	357	79.99	564
9.000 - 9.499	160	20,154,069.52	3.82%	9.241	357	78.13	553
9.500 - 9.999	142	15,091,165.91	2.86%	9.705	355	79.06	554
10.000 -10.499	60	7,078,526.72	1.34%	10.216	357	76.74	542
10.500 -10.999	31	3,152,874.43	0.60%	10.750	357	71.44	537
11.000 -11.499	22	2,442,123.20	0.46%	11.192	353	72.16	527
11.500 -11.999	13	1,372,980.50	0.26%	11.697	357	67.06	521
12.000 -12.499	6	842,601.27	0.16%	12.170	358	66.86	528
12.500 -12.999	1	134,366.57	0.03%	12.600	351	41.54	533
Total	**3,314**	**527,953,574.24**	**100.00%**	**7.478**	**357**	**78.29**	**601**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.500 -10.999	9	2,177,613.75	0.41%	4.942	358	73.13	678
11.000 -11.499	49	10,979,142.07	2.08%	5.281	357	73.45	648
11.500 -11.999	166	34,593,260.92	6.55%	5.807	358	73.89	650
12.000 -12.499	271	52,059,047.03	9.86%	6.270	356	76.35	631
12.500 -12.999	546	99,076,916.03	18.77%	6.762	357	77.69	616
13.000 -13.499	466	80,752,762.55	15.30%	7.218	357	79.07	606
13.500 -13.999	608	92,778,642.25	17.57%	7.717	357	80.10	596
14.000 -14.499	353	49,245,753.96	9.33%	8.167	357	80.78	584
14.500 -14.999	407	55,478,207.36	10.51%	8.690	356	79.98	566
15.000 -15.499	160	20,174,632.03	3.82%	9.219	357	78.10	553
15.500 -15.999	144	15,303,828.59	2.90%	9.698	355	79.14	555
16.000 -16.499	61	7,268,967.59	1.38%	10.167	357	76.79	541
16.500 -16.999	31	3,094,180.50	0.59%	10.736	357	72.14	537
17.000 -17.499	22	2,442,123.20	0.46%	11.192	353	72.16	527
17.500 -17.999	14	1,551,528.57	0.29%	11.592	357	66.82	521
18.000 -18.499	6	842,601.27	0.16%	12.170	358	66.86	528
18.500 -18.999	1	134,366.57	0.03%	12.600	351	41.54	533
Total	**3,314**	**527,953,574.24**	**100.00%**	**7.478**	**357**	**78.29**	**601**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	17	3,015,324.73	0.57%	7.087	357	74.97	601
2.000	2	564,633.04	0.11%	6.696	353	65.64	559
3.000	3,295	524,373,616.47	99.32%	7.481	357	78.33	601
Total	**3,314**	**527,953,574.24**	**100.00%**	**7.478**	**357**	**78.29**	**601**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	3,269	518,031,138.77	98.12%	7.484	357	78.33	601
1.500	43	9,296,273.03	1.76%	7.163	356	76.74	587
2.000	2	626,162.44	0.12%	7.023	355	70.66	570
Total	**3,314**	**527,953,574.24**	**100.00%**	**7.478**	**357**	**78.29**	**601**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
08/01/05	2	134,234.37	0.03%	8.143	357	78.46	629
09/01/05	5	806,715.82	0.15%	7.906	358	80.61	599
03/01/06	2	267,549.96	0.05%	8.406	346	75.00	601
04/01/06	6	1,050,586.82	0.20%	7.949	347	70.38	535
05/01/06	1	228,642.95	0.04%	6.300	348	80.00	604
06/01/06	11	1,330,919.41	0.25%	6.724	349	82.69	600
07/01/06	7	1,367,076.57	0.26%	7.833	350	76.84	568
08/01/06	13	2,106,019.91	0.40%	7.890	351	76.69	618
09/01/06	16	2,352,508.53	0.45%	8.190	352	73.96	561
10/01/06	17	3,325,949.76	0.63%	7.736	353	71.41	554
11/01/06	61	12,186,088.16	2.31%	8.044	354	77.23	568
12/01/06	151	26,112,973.62	4.95%	7.554	355	78.22	584
12/20/06	2	245,303.58	0.05%	9.065	356	79.36	0
01/01/07	338	55,732,889.41	10.56%	7.513	355	81.43	598
01/18/07	1	94,889.48	0.02%	8.375	357	80.00	669
02/01/07	747	124,563,209.92	23.59%	7.418	357	77.94	597
02/08/07	1	118,641.07	0.02%	9.850	358	95.00	0
02/24/07	1	149,791.40	0.03%	7.840	358	52.63	551
03/01/07	1,433	219,102,642.19	41.50%	7.510	358	78.15	604
03/04/07	1	160,463.20	0.03%	9.050	359	65.00	539
03/11/07	1	100,851.60	0.02%	7.950	359	80.00	604
03/15/07	1	128,298.84	0.02%	7.200	359	80.00	560
04/01/07	286	39,867,967.59	7.55%	7.450	359	77.52	610
06/01/07	3	636,705.88	0.12%	7.191	349	84.00	549
08/01/07	1	58,744.08	0.01%	9.750	351	35.76	510
09/01/07	4	870,974.77	0.16%	6.255	352	78.81	650
10/01/07	1	58,500.00	0.01%	5.625	353	65.00	712
11/01/07	7	1,604,050.12	0.30%	7.842	354	81.53	587
12/01/07	20	4,031,294.56	0.76%	7.598	355	80.46	595
01/01/08	29	4,525,508.81	0.86%	7.302	356	82.10	616
02/01/08	44	7,792,748.89	1.48%	6.801	356	77.80	624
03/01/08	85	13,432,700.28	2.54%	7.059	358	75.58	626
04/01/08	15	3,279,194.49	0.62%	6.725	359	77.09	641
02/01/20	1	128,938.20	0.02%	8.000	357	95.00	684
Total	**3,314**	**527,953,574.24**	**100.00%**	**7.478**	**357**	**78.29**	**601**

Group II Initial Mortgage Loan Statistics

As of the Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$347,665,798	$49,932	$1,349,216
Average Scheduled Principal Balance	$301,793		
Number of Mortgage Loans	1,152		
Weighted Average Gross Coupon	7.113%	4.300%	13.340%
Weighted Average FICO Score	627	500	797
Weighted Average Combined Original LTV	80.35%	27.43%	100.00%
Weighted Average Original Term	359 months	180 months	360 months
Weighted Average Stated Remaining Term	357 months	175 months	359 months
Weighted Average Seasoning	3 months	1 month	23 months
Weighted Average Gross Margin	5.137%	2.550%	10.490%
Weighted Average Minimum Interest Rate	7.020%	4.300%	12.050%
Weighted Average Maximum Interest Rate	13.053%	10.300%	18.250%
Weighted Average Initial Rate Cap	2.988%	1.000%	4.000%
Weighted Average Subsequent Rate Cap	1.017%	1.000%	2.000%
Weighted Average Months to Roll	22 months	1 month	35 months
Maturity Date		December 1, 2019	April 1, 2035
Maximum Zip Code Concentration	0.52%	93065	
ARM	89.16%		
Fixed Rate	10.84%		
2/28 6 Mo LIBOR ARM	51.15%		
3/27 6 Mo LIBOR ARM	3.34%		
5YR IO 2/28 6 Mo LIBOR ARM	32.56%		
5YR IO 3/27 6 Mo LIBOR ARM	1.91%		
6 Mo LIBOR ARM 30 Yr	0.20%		
Fixed Rate 15 Yr	0.26%		
Fixed Rate 15 Yr Rate Reduction	0.01%		
Fixed Rate 20 Yr	0.17%		
Fixed Rate 30 Yr	9.47%		
Fixed Rate 30 Yr 5YR IO	0.85%		
Fixed Rate 30 Yr Rate Reduction	0.08%		

Interest Only	35.32%
Not Interest Only	64.68%
Prepay Penalty: 0 months	22.38%
Prepay Penalty: 12 months	11.79%
Prepay Penalty: 24 months	58.79%
Prepay Penalty: 30 months	0.05%
Prepay Penalty: 36 months	6.99%
First Lien	97.69%
Second Lien	2.31%
Full Documentation	48.40%
Lite Documentation	1.39%
No Documentation	1.47%
Stated Income Documentation	48.74%
Cash Out Refinance	50.61%
Purchase	44.76%
Rate/Term Refinance	4.63%
2-4 Units Attached	0.91%
2-4 Units Detached	7.01%
Condo High-Rise Attached	0.72%
Condo Low-Rise Attached	4.33%
Condo Low-Rise Detached	0.07%
Manufactured Housing	0.41%
PUD Attached	0.23%
PUD Detached	14.24%
Single Family Attached	1.01%
Single Family Detached	71.06%
Non-owner	3.75%
Primary	94.17%
Second Home	2.08%
Top 5 States:	
California	34.71%
New York	12.87%
Massachusetts	7.59%
Florida	5.62%
Texas	4.45%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	8	399,782.54	0.11%	10.636	344	74.56	576
50,000.01 - 100,000.00	147	10,755,916.13	3.09%	9.771	348	83.42	593
100,000.01 - 150,000.00	64	7,705,643.98	2.22%	9.216	355	79.45	586
150,000.01 - 200,000.00	216	37,707,428.73	10.85%	7.325	358	80.55	629
200,000.01 - 250,000.00	147	32,686,787.71	9.40%	7.181	357	82.57	628
250,000.01 - 300,000.00	72	19,677,909.26	5.66%	6.985	357	83.18	645
300,000.01 - 350,000.00	59	19,140,957.45	5.51%	6.856	357	81.79	643
350,000.01 - 400,000.00	125	47,313,608.04	13.61%	6.964	357	79.28	616
400,000.01 - 450,000.00	92	39,146,688.14	11.26%	6.984	357	80.38	624
450,000.01 - 500,000.00	64	30,414,223.13	8.75%	6.840	357	81.14	635
500,000.01 - 550,000.00	47	24,705,385.34	7.11%	6.877	357	82.97	638
550,000.01 - 600,000.00	40	23,265,414.40	6.69%	7.286	357	82.91	614
600,000.01 - 650,000.00	18	11,294,813.81	3.25%	6.629	357	78.18	615
650,000.01 - 700,000.00	13	8,667,371.86	2.49%	6.796	358	81.91	663
700,000.01 - 750,000.00	16	11,737,701.19	3.38%	6.741	346	69.86	634
750,000.01 - 800,000.00	6	4,710,400.92	1.35%	6.509	357	75.54	601
800,000.01 - 850,000.00	2	1,668,000.00	0.48%	5.800	357	65.97	627
850,000.01 - 900,000.00	1	897,545.92	0.26%	6.500	357	83.72	676
900,000.01 - 950,000.00	4	3,684,563.31	1.06%	6.754	358	72.14	626
950,000.01 - 1,000,000.00	3	2,969,156.45	0.85%	7.190	357	72.34	594
1,000,000.01+	8	9,116,500.18	2.62%	6.295	357	74.22	649
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	1	194,032.00	0.06%	4.300	357	77.72	772
4.500 - 4.999	8	3,277,926.85	0.94%	4.900	358	76.84	695
5.000 - 5.499	34	12,410,972.96	3.57%	5.239	357	78.25	685
5.500 - 5.999	120	47,268,250.84	13.60%	5.795	358	77.80	661
6.000 - 6.499	154	52,346,481.84	15.06%	6.285	355	78.47	642
6.500 - 6.999	238	81,367,534.59	23.40%	6.779	357	80.95	642
7.000 - 7.499	123	43,219,837.85	12.43%	7.255	357	82.56	622
7.500 - 7.999	146	48,379,734.64	13.92%	7.747	357	82.15	603
8.000 - 8.499	57	15,369,875.14	4.42%	8.232	357	82.60	591
8.500 - 8.999	67	17,285,092.29	4.97%	8.701	355	81.15	575
9.000 - 9.499	31	6,236,767.72	1.79%	9.215	354	78.36	547
9.500 - 9.999	41	6,147,031.47	1.77%	9.762	354	81.62	556
10.000 -10.499	26	3,663,452.01	1.05%	10.161	355	78.17	555
10.500 -10.999	52	5,592,395.10	1.61%	10.762	352	79.53	561
11.000 -11.499	29	2,910,428.54	0.84%	11.243	355	78.08	553
11.500 -11.999	21	1,716,608.37	0.49%	11.796	353	80.31	555
12.000 -12.499	3	218,878.05	0.06%	12.141	358	76.56	504
13.000 -13.499	1	60,498.23	0.02%	13.340	358	90.00	557
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	83	19,858,398.38	5.71%	9.026	356	73.64	512
525-549	85	22,323,311.73	6.42%	8.367	356	76.71	537
550-574	93	28,013,770.81	8.06%	7.763	356	77.14	561
575-599	152	42,855,887.09	12.33%	7.326	357	79.27	588
600-624	191	54,688,839.95	15.73%	7.104	356	81.59	612
625-649	170	56,778,073.51	16.33%	6.695	357	80.73	637
650-674	139	44,277,277.80	12.74%	6.634	357	81.76	663
675-699	109	36,080,915.35	10.38%	6.560	357	83.26	686
700+	122	41,227,565.48	11.86%	6.385	354	82.79	730
None	8	1,561,758.39	0.45%	8.504	357	75.39	0
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	13	3,137,894.79	0.90%	6.778	357	39.51	642
50.00- 54.99	9	3,939,654.26	1.13%	6.632	358	53.22	609
55.00- 59.99	17	6,217,814.55	1.79%	7.344	357	58.18	602
60.00- 64.99	31	9,911,484.06	2.85%	7.505	357	62.88	565
65.00- 69.99	67	25,309,939.47	7.28%	7.132	351	67.14	598
70.00- 74.99	63	23,663,360.55	6.81%	7.266	357	72.34	593
75.00- 79.99	90	28,329,946.32	8.15%	7.484	357	76.29	595
80.00	447	121,023,994.22	34.81%	6.739	357	80.00	641
80.01- 84.99	36	10,314,122.05	2.97%	7.278	356	83.27	642
85.00- 89.99	90	32,411,641.16	9.32%	7.182	357	85.98	631
90.00- 94.99	154	52,965,808.85	15.23%	7.150	357	90.55	643
95.00- 99.99	93	25,042,142.27	7.20%	7.590	357	95.02	636
100.00	42	5,397,995.94	1.55%	9.066	351	100.00	646
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	5	954,557.81	0.27%	7.131	176	73.87	713
240	8	575,591.45	0.17%	9.741	237	77.39	602
360	1,139	346,135,649.23	99.56%	7.109	357	80.37	627
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	5	954,557.81	0.27%	7.131	176	73.87	713
181-240	8	575,591.45	0.17%	9.741	237	77.39	602
301-360	1,139	346,135,649.23	99.56%	7.109	357	80.37	627
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	25	7,013,403.76	2.02%	7.432	357	78.54	600
20.01 -25.00	29	9,126,339.20	2.63%	7.129	356	73.58	604
25.01 -30.00	47	14,053,130.01	4.04%	7.211	357	79.25	634
30.01 -35.00	111	31,767,651.30	9.14%	6.961	357	79.84	636
35.01 -40.00	149	48,955,126.04	14.08%	7.002	354	80.50	631
40.01 -45.00	239	70,238,932.69	20.20%	7.168	357	80.52	630
45.01 -50.00	297	89,292,317.65	25.68%	7.084	357	81.23	628
50.01 -55.00	142	46,247,409.06	13.30%	7.066	357	79.91	609
55.01 -60.00	31	9,083,847.82	2.61%	7.046	357	82.58	632
60.01+	45	11,055,304.99	3.18%	7.666	355	79.67	608
None	37	10,832,335.97	3.12%	7.297	357	81.69	662
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	953	309,963,294.66	89.16%	7.022	357	80.39	625
Fixed Rate	199	37,702,503.83	10.84%	7.860	351	80.01	641
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 Mo LIBOR ARM	594	177,843,904.33	51.15%	7.442	357	79.77	606
3/27 6 Mo LIBOR ARM	36	11,608,079.16	3.34%	6.674	357	80.37	647
5YR IO 2/28 6 Mo LIBOR ARM	306	113,191,984.28	32.56%	6.461	358	81.31	650
5YR IO 3/27 6 Mo LIBOR ARM	15	6,627,399.98	1.91%	6.063	358	80.72	661
6 Mo LIBOR ARM 30 Yr	2	691,926.91	0.20%	5.880	356	85.89	654
Fixed Rate 15 Yr	4	902,795.16	0.26%	6.929	176	73.65	717
Fixed Rate 15 Yr Rate Reduction	1	51,762.65	0.01%	10.650	178	77.61	641
Fixed Rate 20 Yr	8	575,591.45	0.17%	9.741	237	77.39	602
Fixed Rate 30 Yr	176	32,930,599.22	9.47%	7.962	357	81.92	636
Fixed Rate 30 Yr 5YR IO	7	2,962,111.00	0.85%	6.483	358	62.97	675
Fixed Rate 30 Yr Rate Reduction	3	279,644.35	0.08%	9.007	359	61.87	587
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	328	122,781,495.26	35.32%	6.440	358	80.84	651
Not Interest Only	824	224,884,303.23	64.68%	7.481	356	80.08	613
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	274	77,791,197.37	22.38%	7.533	355	78.22	620
Prepay Penalty: 12 months	104	41,003,093.06	11.79%	7.094	357	81.39	641
Prepay Penalty: 24 months	665	204,408,427.95	58.79%	6.962	357	81.04	625
Prepay Penalty: 30 months	1	167,768.70	0.05%	7.890	358	80.00	576
Prepay Penalty: 36 months	108	24,295,311.41	6.99%	7.068	355	79.57	637
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	1,056	339,630,457.88	97.69%	7.034	357	80.18	627
Second Lien	96	8,035,340.61	2.31%	10.481	347	87.17	609
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	615	168,264,247.74	48.40%	7.050	357	81.22	618
Lite Documentation	12	4,836,925.72	1.39%	7.326	354	83.22	630
No Documentation	18	5,096,370.22	1.47%	7.096	357	82.61	703
Stated Income Documentation	507	169,468,254.81	48.74%	7.170	356	79.32	633
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	491	175,956,383.11	50.61%	7.178	356	78.30	615
Purchase	612	155,612,923.52	44.76%	6.960	357	83.07	646
Rate/Term Refinance	49	16,096,491.86	4.63%	7.887	355	76.45	569
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2-4 Units Attached	10	3,164,529.02	0.91%	7.315	357	87.84	695
2-4 Units Detached	70	24,382,332.20	7.01%	7.449	357	84.37	657
Condo High-Rise Attached	6	2,517,837.75	0.72%	6.917	358	85.08	638
Condo Low-Rise Attached	60	15,049,414.88	4.33%	6.925	357	81.60	655
Condo Low-Rise Detached	1	230,170.72	0.07%	7.250	355	95.00	545
Manufactured Housing	8	1,435,174.82	0.41%	6.620	348	79.48	651
PUD Attached	4	805,273.59	0.23%	7.409	357	79.19	633
PUD Detached	156	49,520,023.37	14.24%	7.125	358	81.68	630
Single Family Attached	12	3,497,427.47	1.01%	7.262	357	69.77	606
Single Family Detached	825	247,063,614.67	71.06%	7.088	356	79.61	620
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	50	13,043,973.06	3.75%	7.795	357	84.29	666
Primary	1,089	327,401,114.19	94.17%	7.093	357	80.26	625
Second Home	13	7,220,711.24	2.08%	6.801	357	77.25	634
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Credit Grade	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
A	47	14,677,411.58	4.22%	7.909	356	76.34	554
AA	116	34,984,938.22	10.06%	7.600	356	81.66	594
AA+	877	270,594,041.80	77.83%	6.838	357	81.14	642
B	50	14,604,374.99	4.20%	8.327	356	74.09	548
C	29	6,218,103.95	1.79%	9.179	356	71.93	546
CC	28	5,144,303.73	1.48%	10.006	356	68.30	534
NG	5	1,442,624.22	0.41%	7.418	352	83.43	631
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Pmi Insurer	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
MGIC	619	184,750,501.52	53.14%	6.994	357	80.98	618
No MI	533	162,915,296.97	46.86%	7.249	356	79.63	637
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	4	603,914.98	0.17%	7.366	356	80.95	645
Arizona	19	5,363,205.43	1.54%	7.187	358	80.41	609
Arkansas	3	717,875.80	0.21%	7.942	358	83.64	609
California	322	120,687,081.73	34.71%	6.744	357	80.40	629
Colorado	34	7,020,522.85	2.02%	7.020	358	83.49	619
Connecticut	21	7,280,020.48	2.09%	6.961	356	81.06	621
Delaware	2	389,559.00	0.11%	7.154	357	80.00	633
Florida	88	19,547,181.77	5.62%	7.522	357	79.75	627
Georgia	24	4,800,609.14	1.38%	8.342	357	80.34	597
Hawaii	12	6,804,237.26	1.96%	6.591	357	80.04	640
Idaho	2	589,514.24	0.17%	8.189	357	91.79	615
Illinois	19	4,846,441.93	1.39%	7.574	357	81.58	613
Indiana	6	848,200.10	0.24%	8.300	356	86.54	599
Iowa	1	177,315.14	0.05%	8.500	358	95.00	597
Kentucky	8	1,171,512.81	0.34%	7.497	357	83.55	604
Louisiana	4	703,822.28	0.20%	6.555	357	80.00	668
Maine	11	2,097,531.52	0.60%	7.385	356	79.94	616
Maryland	20	5,057,398.07	1.45%	7.810	358	81.76	604
Massachusetts	74	26,394,977.47	7.59%	6.916	357	76.52	626
Michigan	12	2,382,951.73	0.69%	7.300	357	84.12	621
Minnesota	14	3,683,432.32	1.06%	7.623	358	80.87	610
Mississippi	3	719,022.25	0.21%	7.800	357	82.90	604
Missouri	5	1,013,650.73	0.29%	7.731	358	81.94	605
Montana	2	257,081.85	0.07%	6.981	357	75.39	626
Nevada	26	7,767,623.42	2.23%	7.365	356	80.02	617
New Hampshire	9	1,418,508.11	0.41%	7.152	358	75.83	616
New Jersey	39	13,352,431.76	3.84%	7.344	357	80.77	621
New York	128	44,754,251.98	12.87%	7.287	357	81.70	645
North Carolina	16	3,065,109.47	0.88%	8.275	358	79.15	585
Ohio	20	3,534,894.47	1.02%	6.610	358	81.48	640
Oklahoma	3	283,373.86	0.08%	9.284	357	82.73	521
Oregon	14	3,401,091.37	0.98%	7.485	357	81.62	619
Pennsylvania	26	6,257,074.78	1.80%	6.962	357	80.43	639
Rhode Island	10	2,470,079.87	0.71%	6.901	358	81.20	605
South Carolina	3	891,977.91	0.26%	7.634	358	73.75	598
Tennessee	9	1,418,482.56	0.41%	7.640	357	79.66	625
Texas	64	15,475,563.53	4.45%	7.664	348	81.57	609
Utah	6	1,202,194.77	0.35%	6.332	357	79.88	666
Vermont	2	262,162.35	0.08%	6.952	358	79.80	632
Virginia	45	13,668,156.56	3.93%	7.432	356	78.84	624
Washington	14	3,701,921.29	1.06%	6.691	358	72.87	652
Wisconsin	5	752,068.88	0.22%	7.175	357	84.47	686
Wyoming	3	831,770.67	0.24%	9.245	356	83.89	536
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

RBS Greenwich Capital

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.500 - 2.999	1	1,007,500.00	0.33%	5.050	357	65.00	643
3.000 - 3.499	24	9,825,736.89	3.17%	5.445	357	77.05	707
3.500 - 3.999	84	30,412,445.29	9.81%	5.736	358	77.78	672
4.000 - 4.499	165	55,646,908.54	17.95%	6.308	358	77.73	648
4.500 - 4.999	179	63,673,769.41	20.54%	6.669	357	81.37	643
5.000 - 5.499	157	53,313,606.94	17.20%	7.081	357	82.44	622
5.500 - 5.999	110	37,616,376.27	12.14%	7.494	357	83.91	602
6.000 - 6.499	67	20,441,118.33	6.59%	7.887	357	84.08	593
6.500 - 6.999	47	15,470,648.90	4.99%	8.363	356	79.62	560
7.000 - 7.499	23	7,515,313.95	2.42%	8.720	356	75.84	526
7.500 - 7.999	9	2,486,384.08	0.80%	9.376	357	86.12	555
8.000 - 8.499	39	6,373,086.47	2.06%	10.044	357	78.61	538
8.500 - 8.999	29	3,486,633.91	1.12%	10.266	357	75.55	531
9.000 - 9.499	13	1,901,616.33	0.61%	10.918	356	63.03	537
9.500 - 9.999	5	629,825.16	0.20%	10.768	356	66.85	528
10.000 -10.499	1	162,324.19	0.05%	10.990	357	65.00	513
Total	**953**	**309,963,294.66**	**100.00%**	**7.022**	**357**	**80.39**	**625**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	1	194,032.00	0.06%	4.300	357	77.72	772
4.500 - 4.999	8	3,277,926.85	1.06%	4.900	358	76.84	695
5.000 - 5.499	34	12,154,972.96	3.92%	5.258	357	80.28	682
5.500 - 5.999	108	43,515,809.97	14.04%	5.793	358	78.05	659
6.000 - 6.499	144	49,252,000.96	15.89%	6.287	357	79.03	640
6.500 - 6.999	212	71,860,187.39	23.18%	6.772	357	81.77	642
7.000 - 7.499	111	39,792,933.17	12.84%	7.253	357	82.10	618
7.500 - 7.999	133	43,859,077.48	14.15%	7.743	357	81.76	601
8.000 - 8.499	44	12,597,300.53	4.06%	8.219	357	82.53	581
8.500 - 8.999	54	15,406,671.37	4.97%	8.714	357	80.61	570
9.000 - 9.499	18	4,766,627.23	1.54%	9.210	356	74.62	525
9.500 - 9.999	29	5,270,017.56	1.70%	9.762	356	81.41	547
10.000 -10.499	16	2,653,376.83	0.86%	10.157	357	76.86	534
10.500 -10.999	20	3,113,312.66	1.00%	10.779	357	72.57	528
11.000 -11.499	13	1,607,606.74	0.52%	11.260	357	70.63	523
11.500 -11.999	7	545,495.55	0.18%	11.734	357	71.45	530
12.000 -12.499	1	95,945.41	0.03%	12.050	358	80.00	504
Total	**953**	**309,963,294.66**	**100.00%**	**7.022**	**357**	**80.39**	**625**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.000 -10.499	1	194,032.00	0.06%	4.300	357	77.72	772
10.500 -10.999	8	3,277,926.85	1.06%	4.900	358	76.84	695
11.000 -11.499	30	10,617,968.17	3.43%	5.245	358	80.33	688
11.500 -11.999	105	42,281,505.95	13.64%	5.793	358	77.87	659
12.000 -12.499	144	49,249,950.32	15.89%	6.263	357	79.00	640
12.500 -12.999	211	71,310,988.99	23.01%	6.760	357	81.54	642
13.000 -13.499	113	40,999,664.08	13.23%	7.220	357	81.93	618
13.500 -13.999	132	43,577,117.84	14.06%	7.701	357	82.06	600
14.000 -14.499	45	12,825,971.22	4.14%	8.129	357	82.94	584
14.500 -14.999	56	17,047,034.93	5.50%	8.599	357	81.30	578
15.000 -15.499	18	4,766,627.23	1.54%	9.210	356	74.62	525
15.500 -15.999	29	5,254,712.02	1.70%	9.680	356	81.78	550
16.000 -16.499	15	2,426,870.52	0.78%	10.136	357	77.89	532
16.500 -16.999	22	3,411,644.07	1.10%	10.616	357	73.03	527
17.000 -17.499	14	1,808,224.75	0.58%	11.110	357	70.38	527
17.500 -17.999	8	705,263.68	0.23%	11.566	357	68.69	529
18.000 -18.499	2	207,792.04	0.07%	11.619	357	71.59	511
Total	**953**	**309,963,294.66**	**100.00%**	**7.022**	**357**	**80.39**	**625**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	5	2,041,358.13	0.66%	6.413	356	84.57	660
3.000	947	307,697,936.53	99.27%	7.027	357	80.36	625
4.000	1	224,000.00	0.07%	6.625	355	80.00	0
Total	**953**	**309,963,294.66**	**100.00%**	**7.022**	**357**	**80.39**	**625**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	921	299,702,981.17	96.69%	7.020	357	80.35	626
1.500	30	9,892,830.35	3.19%	7.042	356	81.55	608
2.000	2	367,483.14	0.12%	8.541	357	80.00	596
Total	**953**	**309,963,294.66**	**100.00%**	**7.022**	**357**	**80.39**	**625**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
06/01/05	1	96,667.05	0.03%	8.550	337	85.00	646
07/01/05	2	691,926.91	0.22%	5.880	356	85.89	654
03/01/06	3	869,250.27	0.28%	7.172	350	75.24	603
05/01/06	1	394,961.29	0.13%	6.000	348	80.00	555
06/01/06	2	659,454.75	0.21%	8.547	349	83.25	558
07/01/06	1	126,296.97	0.04%	9.100	350	63.18	534
08/01/06	5	1,712,523.63	0.55%	7.169	351	89.89	613
09/01/06	5	1,309,479.53	0.42%	8.085	352	84.23	641
10/01/06	5	1,371,137.46	0.44%	9.047	353	78.80	522
11/01/06	28	8,768,058.89	2.83%	8.050	354	75.76	559
12/01/06	34	12,531,190.50	4.04%	6.927	355	82.95	624
01/01/07	84	29,342,798.09	9.47%	7.212	356	81.84	603
02/01/07	222	72,117,772.91	23.27%	7.030	357	79.75	619
02/28/07	1	593,299.71	0.19%	8.650	358	90.00	636
03/01/07	414	130,574,528.25	42.13%	6.971	358	80.18	633
03/04/07	1	649,406.66	0.21%	6.450	359	51.79	583
04/01/07	93	29,919,062.65	9.65%	6.951	359	81.44	641
09/01/07	1	313,670.83	0.10%	6.500	352	80.00	575
10/01/07	1	115,545.43	0.04%	8.990	353	80.00	0
11/01/07	1	490,663.74	0.16%	9.990	354	80.00	544
12/01/07	2	1,022,129.96	0.33%	7.574	355	90.00	576
01/01/08	5	2,212,140.24	0.71%	5.573	356	77.98	658
02/01/08	15	4,316,307.73	1.39%	6.640	357	81.03	633
03/01/08	22	8,174,556.60	2.64%	6.313	358	78.80	668
04/01/08	4	1,590,464.61	0.51%	5.867	359	85.49	707
Total	**953**	**309,963,294.66**	**100.00%**	**7.022**	**357**	**80.39**	**625**

Option One Mortgage Loan Trust 2005-2

Marketing Materials

OPTION ONE
MORTGAGE CORPORATION

$1,192,200,000 (Approximate)
Offered Certificates

Option One Mortgage Acceptance Corporation
Depositor

Option One Mortgage Corporation
Originator and Servicer

RBS Greenwich Capital **Banc of America Securities LLC**
Co-Lead Underwriters

Citigroup
Barclays Capital Group

JP Morgan Securities Inc.
Credit Suisse First Boston

H&R Block Financial Advisors, Inc.
Co-Underwriters

FOR ADDITIONAL INFORMATION PLEASE CALL

RBS Greenwich Capital

Asset Backed Finance

Brian Bernard	(203) 622-5693
Vinu Phillips	(203) 622-5626
Patrick Leo	(203) 618-2952
Greg McSweeney	(203) 618-2429

Trading

Ron Weibye	(203) 625-6160
Peter McMullin	(203) 625-6160

Rating Agency Contacts

Standard & Poor's

Todd Niemy	(212) 438-2494

Moody's

Joseph Grohotolski	(212) 553-4619

Fitch

Wen Hsu	(212) 908-0633

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as underwriter and not acting as agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein may be superseded by information contained in term sheets circulated after the date hereof and is qualified in its entirety by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Preliminary Term Sheet ***Date Prepared: April 19, 2005***

$1,192,200,000 (Approximate)
Offered Certificates
Option One Mortgage Loan Trust 2005-2

Class[1,3,4]	Principal Amount ($)	WAL Call/Mat[2]	Pymt Window (Mths)	Expected Rating (Moody's/S&P/Fitch)	Assumed Final Distribution Date	Certificate Type
A-1A	$595,350,000	2.68/ 2.88	1-78/ 1-175	Aaa/AAA/AAA	May 2035	Fltg Rate Group I Senior
A-1B	$66,150,000	2.68/ 2.88	1-78/ 1-175	Aaa/AAA/AAA	May 2035	Fltg Rate Group I Senior Mezz
A-2	$118,360,000	1.00/1.00	1-19/1-19	Aaa/AAA/AAA	May 2035	Fltg Rate Group II Senior
A-3	$80,410,000	2.00/2.00	19-28/19-28	Aaa/AAA/AAA	May 2035	Fltg Rate Group II Senior
A-4	$111,610,000	3.50/3.50	28-64/28-64	Aaa/AAA/AAA	May 2035	Fltg Rate Group II Senior
A-5	$43,920,000	6.32/7.72	64-78/64-167	Aaa/AAA/AAA	May 2035	Fltg Rate Group II Senior
A-6	$22,800,000	4.64/5.07	40-78/40-136	NR/AAA/AAA	May 2035	Fltg Rate Subordinate
M-1	$61,200,000	4.62/5.00	38-78/38-130	NR/AA+/AA+	May 2035	Fltg Rate Subordinate
M-2	$20,400,000	4.60/4.93	38-78/38-115	NR/AA/AA	May 2035	Fltg Rate Subordinate
M-3	$15,000,000	4.60/4.89	37-78/37-108	NR/AA-/AA-	May 2035	Fltg Rate Subordinate
M-4	$15,000,000	4.58/4.81	37-78/37-101	NR/A+/A+	May 2035	Fltg Rate Subordinate
M-5	$10,800,000	4.58/4.74	37-78/37-93	NR/A/A	May 2035	Fltg Rate Subordinate
M-6	$7,200,000	4.58/4.65	37-78/37-86	NR/A-/A-	May 2035	Fltg Rate Subordinate
M-7	$15,000,000	4.43/4.43	37-78/37-79	NR/BBB+/BBB+	May 2035	Fltg Rate Subordinate
M-8	$6,000,000	3.97/3.97	37-60/37-60	NR/BBB/BBB	May 2035	Fltg Rate Subordinate
M-9	$3,000,000	3.45/3.45	37-47/37-47	NR/BBB-/BBB-	May 2035	Fltg Rate Subordinate
Total:	**$1,192,200,000**					

(1) *The Class A-1A and Class A-1B Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class A-2, Class A-3, Class A-4 and Class A-5 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class A-6, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each Class of Offered Certificates (as defined herein) is subject to a 10% variance.*

(2) *See "Pricing Prepayment Speed" herein.*

(3) *The Class A-1A, Class A-1B, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates are priced to call. The margin on the Class A-1A, Class A-1B, Class A-2, Class A-3, Class A-4 and Class A-5 Certificates doubles and the margin on the Class A-6, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates is equal to 1.5x the original margin after the clean-up call date.*

(4) *See "Net WAC Rate" herein.*

The representations and covenants, cashflows and structure with respect to the transaction will comply in all respects with Freddie Mac's Investment Requirements, January 2005 Version. The transaction is anticipated to be structured as a QSPE

Depositor:	Option One Mortgage Acceptance Corporation.
Originator and Servicer:	Option One Mortgage Corporation ("***Option One***").
Co-Lead Underwriter:	Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***") and Banc of America Securities LLC.
Co-Underwriters	Citigroup, JP Morgan Securities Inc., Barclays Capital Group, Credit Suisse First Boston, H&R Block Financial Advisors Inc.
Trustee:	Wells Fargo Bank, N.A.
PMI Insurer:	Mortgage Guaranty Insurance Corporation ("MGIC").
Offered Certificates:	The Class A-1A and Class A-1B Certificates (collectively, the "***Group I Certificates***") and the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates (collectively, the "***Group II Certificates***") are referred to herein as the "***Senior Certificates***." The Class A-6, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates are collectively referred to herein as the "***Subordinate Certificates***." The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Offered Certificates***," or the "***Certificates***."
Federal Tax Status:	It is anticipated that the Offered Certificates generally will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC and only upon request through Clearstream, Luxembourg and the Euroclear System.
Cut-off Date:	For each Mortgage Loan in the mortgage pool on the Closing Date, the later of (i) the origination date of the Mortgage Loan or (ii) May 1, 2005. For each Mortgage Loan subsequently acquired by the trust with funds from the Pre-Funding Accounts, the later of the (i) origination date of the Mortgage Loan or (ii) the first day of the month in which such Mortgage Loan is acquired.
Expected Pricing Date:	On or about April [20], 2005.
Expected Closing Date:	On or about May 5, 2005.
Expected Settlement Date:	On or about May 5, 2005.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in June 2005.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (settling flat).

Interest Accrual Period: The interest accrual period for each Distribution Date with respect to the Offered Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible.

SMMEA Eligibility: The Offered Certificates are not expected to constitute "mortgage related securities" for purposes of SMMEA.

Servicing Fee: Approximately 0.30% of the aggregate principal balance of the Mortgage Loans for the first 10 due periods, approximately 0.40% of the aggregate principal balance of the Mortgage Loans for due periods 11 through 30, and approximately 0.65% of the aggregate principal balance of the Mortgage Loans for due periods 31 and thereafter.

Trustee Fee: Approximately 0.003% per annum on the aggregate principal balance of the Mortgage Loans and any funds on deposit in the Pre-Funding Accounts.

Optional Termination: The terms of the transaction allow for a clean-up call of the Mortgage Loans and the retirement of the Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Accounts on the Closing Date.

Pricing Prepayment Speed: The Offered Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4.00% - 20.00% CPR over 12 months)
ARM Loans: 100% PPC (100% PPC: 4.00% - 35.00% CPR over 24 months)

Initial Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the Initial Mortgage Loans was approximately $1,000,028,598, of which: (i) approximately $652,362,799 consisted of a pool of conforming balance fixed-rate and adjustable-rate Mortgage Loans (the "***Group I Initial Mortgage Loans***") and (ii) approximately $347,665,798 consisted of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group II Initial Mortgage Loans***" and together with the Group I Initial Mortgage Loans, the "***Initial Mortgage Loans***").

Pre-Funding Accounts: Two accounts (the "***Pre-Funding Accounts***") will be established on the Closing Date into which approximately $199,971,402 will be deposited, of which approximately (i) $129,060,879 will be used to purchase subsequent conforming balance fixed-rate and adjustable-rate Mortgage Loans (the "***Group I Subsequent Mortgage Loans***") and (ii) $70,910,523 will be used to purchase subsequent conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group II Subsequent Mortgage Loans***" and together with the Group I Subsequent Mortgage Loans, the "***Subsequent Mortgage Loans***"). On or prior to May [31], 2005 (the "***Pre-Funding Period***"), the amounts on deposit in the Pre-Funding Accounts will be used to purchase Subsequent Mortgage Loans having similar characteristics to the Initial Mortgage Loans (with any unused portion of such deposit amount to be distributed as a distribution of principal of the related Certificates on the Distribution Date immediately following such date).

Pass-Through Rate: The "***Pass-Through Rate***" on each Class of Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate: The "***Formula Rate***" on each Class of Certificates will be equal to the lesser of (i) One Month LIBOR plus the margin for such Class and (ii) the Maximum Cap.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for each Mortgage Loan is equal to the loan rate less the sum of (i) the Servicing Fee Rate, (ii) the Trustee Fee Rate and (iii) the PMI Insurer fee rate, if applicable.

Adjusted Net Maximum Mortgage Rate: The "***Adjusted Net Maximum Mortgage Rate***" for each Mortgage Loan is equal to the maximum loan rate (or the loan rate in the case of any fixed-rate Mortgage Loan) less the sum of (i) the Servicing Fee Rate, (ii) the Trustee Fee Rate and (iii) the PMI Insurer fee rate, if applicable

Net WAC Rate: The "***Net WAC Rate***" for the Certificates is equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Maximum Cap: The "***Maximum Cap***" for the Certificates is equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net WAC Rate Carryover Amount: If on any Distribution Date the Pass-Through Rate for any Class of Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the related Formula Rate over (b) the amount of interest actually accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest at the related Formula Rate. Any Net WAC Rate Carryover Amount will be distributed on such Distribution Date or future Distribution Dates to the extent of funds available.

Credit Enhancement: Consists of the following:

1) PMI Policy;
2) Excess Cashflow;
3) The Overcollateralization Amount; and,
4) Subordination;

The PMI Policy: As of the related Cut-off Date, it is expected that approximately [67.58]% of the Mortgage Loans will be covered by a primary mortgage insurance policy (the ***"PMI Policy"***) issued by the PMI Insurer. For each of these Mortgage Loans, the PMI Insurer would provide insurance coverage, subject to certain carveouts, down to 60% of the value of the related mortgaged property.

Excess Cashflow: The "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount: The "***Overcollateralization Amount***" (or "***O/C***") is equal to the excess of the aggregate principal balance of the Mortgage Loans and any remaining amounts in the Pre-Funding Accounts over the aggregate principal balance of the Offered Certificates and the Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately [0.65]% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) the amounts on deposit in the Pre-Funding Accounts on the Closing Date. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to build O/C until the Overcollateralization Target Amount is reached.

Overcollateralization Target Amount: Prior to the Stepdown Date, the "***Overcollateralization Target Amount***" is approximately [0.65]% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) amounts on deposit in the Pre-Funding Accounts on the Closing Date.

On or after the Stepdown Date, the Overcollateralization Target Amount is approximately [1.30]% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.50% of the sum of (i) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (ii) amounts on deposit in the Pre-Funding Accounts on the Closing Date.

If a Trigger Event is in effect on the related Distribution Date, the Overcollateralization Target Amount shall be equal to the Overcollateralization Target Amount for the previous Distribution Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates and the Class A-6 Certificates has been reduced to zero; and
(ii) the later to occur of
  (x) the Distribution Date occurring in June 2008 and
  (y) the first Distribution Date on which the Senior Credit Enhancement Percentage is greater than or equal to 30.70%.

Senior Enhancement Percentage:

The "***Senior Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate certificate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the sum of (a) the aggregate principal balance of the Mortgage Loans and (b) any remaining amounts in the Pre-Funding Accounts.

Class A-6 Credit Enhancement Percentage:

The "***Class A-6 Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate certificate principal balance of the Subordinate Certificates (excluding the Class A-6 Certificates) and (b) the Overcollateralization Amount divided by (ii) the sum of (a) the aggregate principal balance of the Mortgage Loans and (b) any remaining amounts in the Pre-Funding Accounts.

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds [60]% of the current Class A-6 Credit Enhancement Percentage or (ii) cumulative realized losses as a percentage of the sum of (a) the aggregate principal balance of the Initial Mortgage Loans as of the Cut-off Date and (b) the amounts on deposit in the Pre-Funding Accounts on the Closing Date, for the related Distribution Date are greater than:

Distribution Date	Percentage
June 2008 – May 2009	[2.15]% for June 2008, plus 1/12 of [0.75]% thereafter
June 2009 – May 2010	[2.90]% for June 2009, plus 1/12 of [0.50]% thereafter
June 2010 – May 2011	[3.40]% for June 2010, plus 1/12 of [0.25]% thereafter
June 2011 and thereafter	[3.65]%

Expected Credit Support Percentages:

	Initial Credit Support	After Stepdown Date Expected Support
Senior Certificates	15.35%	30.70%
Class A-6	13.45%	26.90%
Class M-1	8.35%	16.70%
Class M-2	6.65%	13.30%
Class M-3	5.40%	10.80%
Class M-4	4.15%	8.30%
Class M-5	3.25%	6.50%
Class M-6	2.65%	5.30%
Class M-7	1.40%	2.80%
Class M-8	0.90%	1.80%
Class M-9	0.65%	1.30%

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class M-9 Certificates, then to the Class M-8 Certificates, then to the Class M-7 Certificates, then to the Class M-6 Certificates, then to the Class M-5 Certificates, then to the Class M-4 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates, then to the Class M-1 Certificates, then to the Class A-6 Certificates and then any losses allocable to the Group I Certificates will be allocated to the Class A-1B Certificates.

Realized Losses will not be allocated to any of the Senior Certificates (except for the Class A-1B Certificates to the limited extent described above).

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first, servicing fees, trustee fees and PMI Insurer fees, second, monthly interest plus any previously unpaid interest to the Senior Certificates, generally pro rata from the related loan group, third, monthly interest to the Class A-6 Certificates, fourth, monthly interest to the Class M-1 Certificates, fifth, monthly interest to the Class M-2 Certificates, sixth, monthly interest to the Class M-3 Certificates, seventh, monthly interest to the Class M-4 Certificates, eighth, monthly interest to the Class M-5 Certificates, ninth, monthly interest to the Class M-6 Certificates, tenth, monthly interest to the Class M-7 Certificates, eleventh, monthly interest to the Class M-8 Certificates, and twelfth, monthly interest to the Class M-9 Certificates.
2) Principal funds, as follows: monthly principal to the Senior Certificates, generally based on the principal collected in the related loan group, as described under "Principal Paydown", then monthly principal to the Class A-6 Certificates as described under "Principal Paydown", then monthly principal to the Class M-1 Certificates as described under "Principal Paydown", then monthly principal to the Class M-2 Certificates as described under "Principal Paydown", then monthly principal to the Class M-3 Certificates as described under "Principal Paydown", then monthly principal to the Class M-4 Certificates as described under "Principal Paydown", then monthly principal to the Class M-5 Certificates as described under "Principal Paydown", then monthly principal to the Class M-6 Certificates as described under "Principal Paydown", then monthly principal to the Class M-7 Certificates as described under "Principal Paydown", then monthly principal to the Class M-8 Certificates as described under "Principal Paydown", and lastly, monthly principal to the Class M-9 Certificates as described under "Principal Paydown."
3) Excess Cashflow as follows: as principal to the Offered Certificates to replenish or maintain O/C as described under "Principal Paydown", then any unpaid applied Realized Loss amount to the Class A-1B Certificates, then any previously unpaid interest to the Class A-6 Certificates, then any unpaid applied Realized Loss amount to the Class A-6 Certificates, then any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, and then any unpaid applied Realized Loss amount to the Class M-9 Certificates.
4) Any remaining Excess Cashflow to the Net WAC Rate Carryover Reserve Account, to the extent of any unpaid Net WAC Rate Carryover Amount payable to the Offered Certificates, after taking into account payments received by the trust from the Yield Maintenance Agreement.
5) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as further described in the pooling agreement.

Principal Paydown:

Principal allocated to the Group I Certificates will be distributed as follows:

x) If for any Distribution Date prior to the Stepdown Date the cumulative realized losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date and the amounts on deposit in the Pre-Funding Accounts as of the Closing Date are less than or equal to [2.15]%, or if a Trigger Event is not in effect:

To the Class A-1A and Class A-1B Certificates, *pro-rata*, based off current certificate principal balances until their certificate principal balances are paid to zero.

y) If for any Distribution Date prior to Stepdown Date the cumulative realized losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date and the amounts on deposit in the Pre-Funding Accounts as of the Closing Date are greater than [2.15]%, or if a Trigger Event is in effect:

1) First, to the Class A-1A Certificates until its certificate principal balance is reduced to zero, and

2) Second, to the Class A-1B Certificates until its certificate principal balance is reduced to zero.

Principal distributed to the Group II Certificates will be distributed sequentially to the Class A-2, Class A-3, Class A-4 and Class A-5 Certificates, in that order, to each such class of certificates until the certificate principal balance of each such class has been reduced to zero. In certain limited circumstances described in the prospectus supplement, principal will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates generally *pro rata*, based on principal collected in the related loan group, provided, however if the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority: i) the Class A-6 Certificates, ii) the Class M-1 Certificates, iii) the Class M-2 Certificates, iv) the Class M-3 Certificates, v) the Class M-4 Certificates, vi) the Class M-5 Certificates, vii) the Class M-6 Certificates, viii) the Class M-7 Certificates, xi) the Class M-8 Certificates and then x) the Class M-9 Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, all the Offered Certificates will be entitled to receive payments of principal in the following order of priority: first to the Senior Certificates, generally *pro rata*, based on the principal collected in the related loan group, such that the Senior Certificates will have at least 30.70% credit enhancement, second to the Class A-6 Certificates such that the Class A-6 Certificates will have at least 26.90% credit enhancement, third to the Class M-1 Certificates such that the Class M-1 Certificates will have at least 16.70% credit enhancement, fourth to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 13.30% credit enhancement, fifth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 10.80% credit enhancement, sixth to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 8.30% credit enhancement, seventh to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 6.50% credit enhancement, eighth to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 5.30% credit enhancement, ninth to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 2.80% credit enhancement, tenth to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 1.80% credit enhancement, eleventh to the Class M-9 Certificates such that the Class

M-9 Certificates will have at least 1.30% credit enhancement (subject, in each case, to any overcollateralization floors).

Yield Maintenance Agreement:

On the Closing Date, the Trustee will enter into a Yield Maintenance Agreement with a counterparty ("the ***Counterparty***") for the benefit of the Offered Certificates. The Counterparty will be obligated to make monthly payments to the Trustee when one-month LIBOR exceeds the related strike rate. Such payments to the Offered Certificates will be capped at their maximum amount when one-month LIBOR equals or exceeds 10.50%. The Yield Maintenance Agreement will terminate after the Distribution Date in November 2011. Any payments received from the Yield Maintenance Agreement will be deposited in the Net WAC Rate Carryover Reserve Account.

Net WAC Rate Carryover Reserve Account:

Amounts deposited in the Net WAC Rate Carryover Reserve Account will be distributed as follows:

A) First to the Offered Certificates, any related unpaid Net WAC Rate Carryover Amount (in each case only up to a maximum amount equal to the Cap Amount for the related class) distributed in the following order of priority:
   - i) to the Senior Certificates, on a *pro rata* basis based on their respective Cap Amounts.
   - ii) to the Class A-6 Certificates.
   - iii) to the Class M-1 Certificates.
   - iv) to the Class M-2 Certificates.
   - v) to the Class M-3 Certificates.
   - vi) to the Class M-4 Certificates.
   - vii) to the Class M-5 Certificates.
   - viii) to the Class M-6 Certificates.
   - ix) to the Class M-7 Certificates.
   - x) to the Class M-8 Certificates.
   - xi) to the Class M-9 Certificates.

B) Second to the Offered Certificates, any related unpaid Net WAC Rate Carryover Amount (after taking into account distributions pursuant to A) above) distributed in the following order of priority:
   - i) to the Senior Certificates, on a *pro rata* basis based on their respective entitlements.
   - ii) to the Class A-6 Certificates.
   - iii) to the Class M-1 Certificates.
   - iv) to the Class M-2 Certificates.
   - v) to the Class M-3 Certificates.
   - vi) to the Class M-4 Certificates.
   - vii) to the Class M-5 Certificates.
   - viii) to the Class M-6 Certificates.
   - ix) to the Class M-7 Certificates.
   - x) to the Class M-8 Certificates.
   - xi) to the Class M-9 Certificates.

Cap Amount:	The "***Cap Amount***" for each class of Offered Certificates is equal to (i) the aggregate amount received by the trust from the Yield Maintenance Agreement multiplied by (ii) a fraction equal to (a) the aggregate principal balance of such class divided by (b) the aggregate principal balance of all classes of Offered Certificates.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Net WAC Rate for the Offered Certificates

Period	Dist Date	Net WAC Rate(1,2)	Effective Net WAC Rate(2) (3)	Period	Dist Date	Net WAC Rate(1,2)	Effective Net WAC Rate(2) (3)
1	6/25/2005	3.76	3.76	42	11/25/2008	10.25	10.50
2	7/25/2005	6.39	10.50	43	12/25/2008	10.72	10.72
3	8/25/2005	6.19	10.50	44	1/25/2009	10.37	10.50
4	9/25/2005	6.19	10.50	45	2/25/2009	10.37	10.50
5	10/25/2005	6.39	10.50	46	3/25/2009	11.49	11.49
6	11/25/2005	6.19	10.50	47	4/25/2009	10.37	10.50
7	12/25/2005	6.39	10.50	48	5/25/2009	10.71	10.71
8	1/25/2006	6.19	10.50	49	6/25/2009	10.36	10.50
9	2/25/2006	6.19	10.50	50	7/25/2009	10.69	10.69
10	3/25/2006	6.85	10.50	51	8/25/2009	10.35	10.50
11	4/25/2006	6.09	10.50	52	9/25/2009	10.36	10.50
12	5/25/2006	6.29	10.50	53	10/25/2009	10.69	10.69
13	6/25/2006	6.09	10.50	54	11/25/2009	10.34	10.50
14	7/25/2006	6.29	10.50	55	12/25/2009	10.68	10.68
15	8/25/2006	6.09	10.50	56	1/25/2010	10.32	10.50
16	9/25/2006	6.09	10.50	57	2/25/2010	10.31	10.50
17	10/25/2006	6.29	10.50	58	3/25/2010	11.40	11.40
18	11/25/2006	6.09	10.50	59	4/25/2010	10.28	10.50
19	12/25/2006	6.30	10.50	60	5/25/2010	10.61	10.61
20	1/25/2007	6.09	10.50	61	6/25/2010	10.25	10.50
21	2/25/2007	6.09	10.50	62	7/25/2010	10.58	10.58
22	3/25/2007	8.30	10.50	63	8/25/2010	10.23	10.50
23	4/25/2007	7.93	10.50	64	9/25/2010	10.21	10.50
24	5/25/2007	8.20	10.50	65	10/25/2010	10.54	10.54
25	6/25/2007	8.34	10.50	66	11/25/2010	10.19	10.50
26	7/25/2007	8.61	10.50	67	12/25/2010	10.51	10.51
27	8/25/2007	8.33	10.50	68	1/25/2011	10.16	10.50
28	9/25/2007	8.79	10.50	69	2/25/2011	10.14	10.50
29	10/25/2007	9.23	10.50	70	3/25/2011	11.22	11.22
30	11/25/2007	8.93	10.50	71	4/25/2011	10.12	10.50
31	12/25/2007	9.11	10.50	72	5/25/2011	10.44	10.50
32	1/25/2008	8.81	10.50	73	6/25/2011	10.09	10.50
33	2/25/2008	8.84	10.50	74	7/25/2011	10.41	10.50
34	3/25/2008	10.00	10.50	75	8/25/2011	10.06	10.50
35	4/25/2008	9.52	10.50	76	9/25/2011	10.04	10.50
36	5/25/2008	9.83	10.50	77	10/25/2011	10.36	10.50
37	6/25/2008	9.66	10.50	78	11/25/2011	10.02	10.50
38	7/25/2008	9.98	10.50				
39	8/25/2008	9.66	10.50				
40	9/25/2008	10.12	10.50				
41	10/25/2008	10.60	10.60				

(1) Assumes 1-month LIBOR remains constant at 2.98% and is run at the pricing prepayment speed to call.
(2) Assumes 6-month LIBOR remains constant at 20.00% and is run at the pricing prepayment speed to call.
(3) Assumes 1-month LIBOR remains constant at 20.00% and payments are received from the Yield Maintenance Agreement.

Weighted Average Life Tables

Class A-1A To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.65	3.09	2.68	2.30	1.96
MDUR (yr)	3.29	2.83	2.48	2.15	1.85
First Prin Pay	1	1	1	1	1
Last Prin Pay	110	91	78	66	56

Class A-1A To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.92	3.33	2.88	2.48	2.11
MDUR (yr)	3.48	3.00	2.64	2.29	1.97
First Prin Pay	1	1	1	1	1
Last Prin Pay	240	204	175	154	131

Class A-1B To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.65	3.09	2.68	2.30	1.96
MDUR (yr)	3.29	2.83	2.48	2.15	1.85
First Prin Pay	1	1	1	1	1
Last Prin Pay	110	91	78	66	56

Class A-1B To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	3.92	3.33	2.88	2.48	2.11
MDUR (yr)	3.47	3.00	2.63	2.28	1.97
First Prin Pay	1	1	1	1	1
Last Prin Pay	240	204	175	154	131

Weighted Average Life Tables

Class A-2 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.23	1.10	1.00	0.90	0.82
MDUR (yr)	1.19	1.06	0.97	0.87	0.80
First Prin Pay	1	1	1	1	1
Last Prin Pay	24	21	19	17	15

Class A-2 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	1.23	1.10	1.00	0.90	0.82
MDUR (yr)	1.19	1.06	0.97	0.87	0.80
First Prin Pay	1	1	1	1	1
Last Prin Pay	24	21	19	17	15

Class A-3 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	2.56	2.23	2.00	1.79	1.62
MDUR (yr)	2.42	2.12	1.91	1.71	1.56
First Prin Pay	24	21	19	17	15
Last Prin Pay	37	32	28	25	22

Class A-3 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	2.56	2.23	2.00	1.79	1.62
MDUR (yr)	2.42	2.12	1.91	1.71	1.56
First Prin Pay	24	21	19	17	15
Last Prin Pay	37	32	28	25	22

Weighted Average Life Tables

Class A-4 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.89	4.10	3.50	2.89	2.40
MDUR (yr)	4.43	3.77	3.25	2.71	2.27
First Prin Pay	37	32	28	25	22
Last Prin Pay	91	75	64	54	36

Class A-4 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.89	4.10	3.50	2.89	2.40
MDUR (yr)	4.43	3.77	3.25	2.71	2.27
First Prin Pay	37	32	28	25	22
Last Prin Pay	91	75	64	54	36

Class A-5 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	8.91	7.38	6.32	5.34	4.44
MDUR (yr)	7.58	6.44	5.61	4.81	4.06
First Prin Pay	91	75	64	54	36
Last Prin Pay	110	91	78	66	56

Class A-5 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	10.93	9.08	7.72	6.49	5.39
MDUR (yr)	8.93	7.64	6.65	5.71	4.82
First Prin Pay	91	75	64	54	36
Last Prin Pay	232	195	167	143	120

Weighted Average Life Tables

Class A-6 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.26	5.26	4.64	4.24	4.14
MDUR (yr)	5.50	4.70	4.21	3.88	3.80
First Prin Pay	39	38	40	42	45
Last Prin Pay	110	91	78	66	56

Class A-6 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.86	5.76	5.07	4.60	4.44
MDUR (yr)	5.90	5.07	4.53	4.16	4.05
First Prin Pay	39	38	40	42	45
Last Prin Pay	190	159	136	118	99

Class M-1 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.26	5.25	4.62	4.16	3.93
MDUR (yr)	5.48	4.68	4.17	3.80	3.61
First Prin Pay	39	37	38	39	41
Last Prin Pay	110	91	78	66	56

Class M-1 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.81	5.72	5.00	4.49	4.21
MDUR (yr)	5.85	5.02	4.46	4.06	3.84
First Prin Pay	39	37	38	39	41
Last Prin Pay	183	153	130	111	94

Weighted Average Life Tables

Class M-2 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.26	5.25	4.60	4.10	3.80
MDUR (yr)	5.47	4.67	4.15	3.74	3.49
First Prin Pay	39	37	38	39	40
Last Prin Pay	110	91	78	66	56

Class M-2 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.74	5.65	4.93	4.38	4.03
MDUR (yr)	5.79	4.97	4.40	3.96	3.68
First Prin Pay	39	37	38	39	40
Last Prin Pay	162	135	115	98	82

Class M-3 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.26	5.25	4.60	4.08	3.75
MDUR (yr)	5.46	4.67	4.14	3.72	3.45
First Prin Pay	39	37	37	38	39
Last Prin Pay	110	91	78	66	56

Class M-3 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.68	5.60	4.89	4.32	3.95
MDUR (yr)	5.75	4.92	4.37	3.91	3.61
First Prin Pay	39	37	37	38	39
Last Prin Pay	152	127	108	91	77

Weighted Average Life Tables

Class M-4 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.26	5.25	4.58	4.06	3.72
MDUR (yr)	5.43	4.64	4.11	3.69	3.41
First Prin Pay	39	37	37	38	38
Last Prin Pay	110	91	78	66	56

Class M-4 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.60	5.54	4.81	4.26	3.89
MDUR (yr)	5.66	4.85	4.29	3.85	3.55
First Prin Pay	39	37	37	38	38
Last Prin Pay	143	119	101	86	72

Class M-5 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.26	5.25	4.58	4.06	3.69
MDUR (yr)	5.38	4.61	4.08	3.67	3.36
First Prin Pay	39	37	37	37	38
Last Prin Pay	110	91	78	66	56

Class M-5 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.49	5.44	4.74	4.19	3.80
MDUR (yr)	5.53	4.75	4.20	3.77	3.45
First Prin Pay	39	37	37	37	38
Last Prin Pay	132	110	93	79	66

Weighted Average Life Tables

Class M-6 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.26	5.25	4.58	4.03	3.69
MDUR (yr)	5.35	4.58	4.06	3.63	3.35
First Prin Pay	39	37	37	37	38
Last Prin Pay	110	91	78	66	56

Class M-6 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.37	5.34	4.65	4.09	3.74
MDUR (yr)	5.42	4.65	4.12	3.67	3.39
First Prin Pay	39	37	37	37	38
Last Prin Pay	121	101	86	72	61

Class M-7 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.06	5.08	4.43	3.91	3.55
MDUR (yr)	5.08	4.37	3.88	3.47	3.19
First Prin Pay	39	37	37	37	37
Last Prin Pay	110	91	78	66	56

Class M-7 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	6.06	5.08	4.43	3.91	3.55
MDUR (yr)	5.08	4.37	3.88	3.47	3.19
First Prin Pay	39	37	37	37	37
Last Prin Pay	112	93	79	67	57

Weighted Average Life Tables

Class M-8 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.38	4.53	3.97	3.52	3.24
MDUR (yr)	4.40	3.81	3.40	3.06	2.84
First Prin Pay	39	37	37	37	37
Last Prin Pay	85	70	60	51	44

Class M-8 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	5.38	4.53	3.97	3.52	3.24
MDUR (yr)	4.40	3.81	3.40	3.06	2.84
First Prin Pay	39	37	37	37	37
Last Prin Pay	85	70	60	51	44

Class M-9 To Call

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.61	3.90	3.45	3.17	3.14
MDUR (yr)	3.88	3.36	3.01	2.79	2.77
First Prin Pay	39	37	37	37	37
Last Prin Pay	65	55	47	40	37

Class M-9 To Maturity

FRM Prepay Speed ARM Prepay Speed	85% PPC 70% PPC	100% PPC 85% PPC	115% PPC 100% PPC	125% PPC 120% PPC	145% PPC 140% PPC
WAL (yr)	4.61	3.90	3.45	3.17	3.14
MDUR (yr)	3.88	3.36	3.01	2.79	2.77
First Prin Pay	39	37	37	37	37
Last Prin Pay	65	55	47	40	37

EXCESS SPREAD (1,2)

Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWARD LIBOR (%)	Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWARD LIBOR (%)
1	2.980	3.344	0.92	0.92	42	4.566	4.636	3.72	3.12
2	3.172	3.463	3.14	2.95	43	4.575	4.648	3.84	3.28
3	3.273	3.562	3.03	2.73	44	4.584	4.661	3.73	3.11
4	3.402	3.655	3.03	2.60	45	4.595	4.672	3.73	3.10
5	3.507	3.734	3.14	2.62	46	4.608	4.683	4.06	3.60
6	3.592	3.804	3.03	2.40	47	4.621	4.692	3.73	3.11
7	3.681	3.868	3.13	2.44	48	4.637	4.700	3.84	3.26
8	3.759	3.922	3.02	2.23	49	4.647	4.707	3.73	3.09
9	3.820	3.969	3.02	2.17	50	4.652	4.713	3.84	3.25
10	3.871	4.012	3.34	2.52	51	4.657	4.720	3.73	3.08
11	3.922	4.051	2.92	1.96	52	4.662	4.728	3.74	3.09
12	3.967	4.089	3.02	2.05	53	4.669	4.737	3.85	3.26
13	3.999	4.125	2.91	1.88	54	4.676	4.747	3.74	3.09
14	4.036	4.160	3.02	1.98	55	4.684	4.759	3.85	3.25
15	4.072	4.194	2.91	1.80	56	4.694	4.772	3.74	3.08
16	4.106	4.229	2.90	1.76	57	4.704	4.786	3.75	3.07
17	4.144	4.267	3.01	1.87	58	4.716	4.802	4.08	3.59
18	4.179	4.300	2.90	1.68	59	4.729	4.818	3.75	3.09
19	4.208	4.322	3.00	1.80	60	4.744	4.834	3.86	3.24
20	4.236	4.337	2.89	1.62	61	4.761	4.850	3.76	3.07
21	4.280	4.352	2.89	1.57	62	4.777	4.867	3.87	3.22
22	4.326	4.365	3.88	3.13	63	4.794	4.882	3.76	3.04
23	4.338	4.374	3.76	3.02	64	4.810	4.898	3.76	3.07
24	4.311	4.385	3.86	3.20	65	4.826	4.913	3.87	3.23
25	4.298	4.405	3.94	3.39	66	4.841	4.927	3.77	3.05
26	4.326	4.430	4.05	3.51	67	4.856	4.941	3.88	3.22
27	4.353	4.454	3.93	3.32	68	4.870	4.954	3.77	3.04
28	4.379	4.476	3.92	3.34	69	4.884	4.967	3.78	3.02
29	4.403	4.496	4.03	3.48	70	4.897	4.979	4.10	3.55
30	4.426	4.514	3.91	3.30	71	4.910	4.990	3.78	3.05
31	4.447	4.531	3.76	3.19	72	4.922	5.001	3.90	3.21
32	4.466	4.545	3.65	3.01	73	4.934	5.012	3.79	3.04
33	4.483	4.557	3.66	3.01	74	4.945	5.021	3.90	3.20
34	4.498	4.567	3.91	3.42	75	4.955	5.030	3.80	3.02
35	4.512	4.576	3.69	3.11	76	4.965	5.038	3.81	3.04
36	4.523	4.584	3.80	3.25	77	4.974	5.045	3.92	3.21
37	4.531	4.591	3.69	3.10	78	4.982	5.051	3.82	3.04
38	4.537	4.599	3.82	3.27					
39	4.543	4.607	3.72	3.11					
40	4.550	4.616	3.72	3.13					
41	4.558	4.625	3.84	3.29					

(1) Assumes the pricing prepayment speed to call.
(2) Calculated as (a) interest collections on the Mortgage Loans (net of the Servicing Fee, Trustee Fee and PMI Insurer Fee), less aggregate interest on the Certificates divided by (b) aggregate principal balance of the Mortgage Loans and any prefunded amounts as of the beginning period.

BREAKEVEN LOSSES

LOSS COVERAGE

Class	**A-6**	**M-1**	**M-2**	**M-3**	**M-4**	**M-5**
Rating (M/S/F)	NR/AAA/AAA	NR/AA+/AA+	NR/AA/AA	NR/AA-/AA-	NR/A+/A+	NR/A/A
Loss Severity	20%	20%	20%	20%	20%	20%
Default	54.08 CDR	30.40 CDR	24.82 CDR	21.18 CDR	17.85 CDR	15.59 CDR
Collateral Loss	15.47%	11.52%	10.17%	9.16%	8.13%	7.37%
Loss Severity	30%	30%	30%	30%	30%	30%
Default	28.88 CDR	18.25 CDR	15.34 CDR	13.34 CDR	11.44 CDR	10.10 CDR
Collateral Loss	16.75%	12.40%	10.92%	9.82%	8.71%	7.88%
Loss Severity	40%	40%	40%	40%	40%	40%
Default	19.69 CDR	13.03 CDR	11.09 CDR	9.73 CDR	8.41 CDR	7.47 CDR
Collateral Loss	17.42%	12.86%	11.33%	10.19%	9.02%	8.16%

Class	**M-6**	**M-7**	**M-8**	**M-9**
Rating (M/S/F)	NR/A-/A-	NR/BBB+/BBB+	NR/BBB/BBB	NR/BBB-/BBB-
Loss Severity	20%	20%	20%	20%
Default	14.12 CDR	11.14 CDR	10.15 CDR	9.81 CDR
Collateral Loss	6.84%	5.68%	5.27%	5.13%
Loss Severity	30%	30%	30%	30%
Default	9.22 CDR	7.37 CDR	6.78 CDR	6.58 CDR
Collateral Loss	7.31%	6.05%	5.63%	5.48%
Loss Severity	40%	40%	40%	40%
Default	6.84 CDR	5.51 CDR	5.09 CDR	4.94 CDR
Collateral Loss	7.56%	6.25%	5.82%	5.67%

Assumptions
12 Month Delay
Forward LIBOR
Delinquency Trigger Failing
Run to maturity
Defaults are in addition to prepayments
Run at pricing speed
"Break" is CDR which results in approximate first dollar of principal loss

Total Initial Mortgage Loan Statistics

As of the Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$1,000,028,598	$49,721	$1,349,216
Average Scheduled Principal Balance	$186,156		
Number of Mortgage Loans	5,372		
Weighted Average Gross Coupon	7.374%	4.300%	13.340%
Weighted Average FICO Score	613	500	804
Weighted Average Combined Original LTV	78.52%	13.18%	100.00%
Weighted Average Original Term	358 months	120 months	360 months
Weighted Average Stated Remaining Term	355 months	117 months	359 months
Weighted Average Seasoning	3 months	1 month	23 months
Weighted Average Gross Margin	5.360%	2.550%	10.490%
Weighted Average Minimum Interest Rate	7.304%	4.300%	12.600%
Weighted Average Maximum Interest Rate	13.333%	10.300%	18.600%
Weighted Average Initial Rate Cap	2.988%	1.000%	4.000%
Weighted Average Subsequent Rate Cap	1.013%	1.000%	2.000%
Weighted Average Months to Roll	22 months	1 month	177 months
Maturity Date		February 1, 2015	April 1, 2035
Maximum Zip Code Concentration	0.26%	10466	
ARM	83.79%		
Fixed Rate	16.21%		
15/15 6 Mo LIBOR ARM	0.01%		
2/13 6 Mo LIBOR ARM	0.09%		
2/28 6 Mo LIBOR ARM	59.70%		
3/12 6 Mo LIBOR ARM	0.01%		
3/27 6 Mo LIBOR ARM	4.00%		
5YR IO 2/28 6 Mo LIBOR ARM	18.36%		
5YR IO 3/27 6 Mo LIBOR ARM	1.46%		
6 Mo LIBOR ARM 30 Yr	0.16%		
Fixed Rate 10 Yr	0.04%		
Fixed Rate 15 Yr	0.73%		
Fixed Rate 15 Yr Rate Reduction	0.01%		
Fixed Rate 20 Yr	0.36%		
Fixed Rate 20 Yr Rate Reduction	0.02%		
Fixed Rate 30 Yr	14.20%		
Fixed Rate 30 Yr 5YR IO	0.61%		
Fixed Rate 30 Yr Rate Reduction	0.24%		

Interest Only	20.44%
Not Interest Only	79.56%
Prepay Penalty: 0 months	29.28%
Prepay Penalty: 12 months	9.58%
Prepay Penalty: 24 months	50.58%
Prepay Penalty: 30 months	0.10%
Prepay Penalty: 36 months	10.47%
First Lien	99.00%
Second Lien	1.00%
Business Bank Statements	0.02%
Full Documentation	57.07%
Lite Documentation	0.69%
No Documentation	1.22%
Stated Income Documentation	40.99%
Cash Out Refinance	66.75%
Purchase	26.36%
Rate/Term Refinance	6.89%
2-4 Units Attached	1.39%
2-4 Units Detached	8.63%
Condo High-Rise Attached	0.45%
Condo Low-Rise Attached	4.48%
Condo Low-Rise Detached	0.03%
Manufactured Housing	1.00%
PUD Attached	0.53%
PUD Detached	9.79%
Single Family Attached	1.06%
Single Family Detached	72.65%
Non-owner	6.07%
Primary	92.13%
Second Home	1.79%
Top 5 States:	
California	21.86%
New York	10.60%
Massachusetts	9.59%
Florida	6.71%
Texas	5.34%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	35	1,748,104.91	0.17%	9.364	334	68.29	581
50,000.01 - 100,000.00	1,373	102,847,966.32	10.28%	8.596	349	78.61	602
100,000.01 - 150,000.00	1,290	160,922,123.68	16.09%	7.747	355	78.27	608
150,000.01 - 200,000.00	917	159,887,683.88	15.99%	7.361	355	76.57	606
200,000.01 - 250,000.00	588	131,690,520.80	13.17%	7.203	357	78.54	606
250,000.01 - 300,000.00	383	105,226,070.23	10.52%	7.199	357	78.96	611
300,000.01 - 350,000.00	277	89,856,197.68	8.99%	7.048	356	79.14	616
350,000.01 - 400,000.00	165	61,986,507.57	6.20%	6.957	357	78.89	619
400,000.01 - 450,000.00	110	46,738,553.45	4.67%	6.973	357	80.38	629
450,000.01 - 500,000.00	72	34,217,236.24	3.42%	6.900	357	81.75	634
500,000.01 - 550,000.00	49	25,717,385.34	2.57%	6.835	357	82.93	640
550,000.01 - 600,000.00	41	23,824,644.99	2.38%	7.301	357	82.84	616
600,000.01 - 650,000.00	19	11,914,362.82	1.19%	6.679	358	78.28	614
650,000.01 - 700,000.00	13	8,667,371.86	0.87%	6.796	358	81.91	663
700,000.01 - 750,000.00	16	11,737,701.19	1.17%	6.741	346	69.86	634
750,000.01 - 800,000.00	6	4,710,400.92	0.47%	6.509	357	75.54	601
800,000.01 - 850,000.00	2	1,668,000.00	0.17%	5.800	357	65.97	627
850,000.01 - 900,000.00	1	897,545.92	0.09%	6.500	357	83.72	676
900,000.01 - 950,000.00	4	3,684,563.31	0.37%	6.754	358	72.14	626
950,000.01 - 1,000,000.00	3	2,969,156.45	0.30%	7.190	357	72.34	594
1,000,000.01+	8	9,116,500.18	0.91%	6.295	357	74.22	649
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	1	194,032.00	0.02%	4.300	357	77.72	772
4.500 - 4.999	17	5,455,540.60	0.55%	4.917	358	75.36	688
5.000 - 5.499	83	23,390,115.03	2.34%	5.259	357	76.00	668
5.500 - 5.999	335	91,982,342.10	9.20%	5.808	357	75.11	657
6.000 - 6.499	483	115,877,064.79	11.59%	6.279	355	76.72	638
6.500 - 6.999	940	208,008,703.09	20.80%	6.768	356	78.20	629
7.000 - 7.499	696	141,986,942.93	14.20%	7.250	356	79.46	613
7.500 - 7.999	908	163,462,189.85	16.35%	7.749	356	80.16	601
8.000 - 8.499	497	73,478,057.86	7.35%	8.229	355	80.55	590
8.500 - 8.999	579	83,129,937.94	8.31%	8.727	353	80.00	571
9.000 - 9.499	250	31,881,476.32	3.19%	9.238	354	79.17	558
9.500 - 9.999	232	25,309,999.47	2.53%	9.721	351	79.92	557
10.000 -10.499	128	14,057,346.47	1.41%	10.211	355	78.42	554
10.500 -10.999	106	10,525,757.74	1.05%	10.759	348	76.60	554
11.000 -11.499	60	5,918,850.62	0.59%	11.218	354	76.26	544
11.500 -11.999	44	3,954,031.39	0.40%	11.738	355	74.40	538
12.000 -12.499	9	1,061,479.32	0.11%	12.164	358	68.86	523
12.500 -12.999	3	294,231.99	0.03%	12.636	354	52.12	529
13.000 -13.499	1	60,498.23	0.01%	13.340	358	90.00	557
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	476	80,533,643.81	8.05%	8.748	356	72.87	512
525-549	509	90,465,272.57	9.05%	8.301	355	74.09	538
550-574	581	103,809,831.91	10.38%	7.862	356	75.66	562
575-599	816	140,000,740.87	14.00%	7.504	355	78.22	588
600-624	911	164,444,096.31	16.44%	7.186	355	79.83	612
625-649	803	154,475,644.19	15.45%	6.932	355	79.66	637
650-674	508	100,364,287.42	10.04%	6.802	355	80.48	662
675-699	344	77,193,072.84	7.72%	6.680	356	82.37	685
700+	368	80,679,180.86	8.07%	6.612	354	82.74	730
None	56	8,062,826.96	0.81%	8.337	355	74.03	0
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	199	28,351,567.79	2.84%	7.189	349	40.04	596
50.00- 54.99	97	17,436,036.61	1.74%	7.111	354	52.52	590
55.00- 59.99	127	25,665,134.32	2.57%	7.366	353	57.54	584
60.00- 64.99	230	45,229,480.35	4.52%	7.258	356	62.46	585
65.00- 69.99	335	71,194,006.53	7.12%	7.389	353	67.05	590
70.00- 74.99	359	75,885,864.61	7.59%	7.343	355	71.86	589
75.00- 79.99	468	93,567,579.79	9.36%	7.451	355	76.45	595
80.00	1,772	297,140,797.13	29.71%	7.211	356	80.00	621
80.01- 84.99	169	35,264,148.07	3.53%	7.317	357	83.38	621
85.00- 89.99	467	92,813,760.12	9.28%	7.478	356	85.96	617
90.00- 94.99	627	133,649,621.35	13.36%	7.413	355	90.43	636
95.00- 99.99	448	75,742,420.36	7.57%	7.805	356	95.06	629
100.00	74	8,088,180.71	0.81%	8.850	352	100.00	652
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
120	6	430,620.62	0.04%	8.922	118	70.06	571
180	79	8,318,022.33	0.83%	7.743	178	70.51	635
240	40	3,829,043.62	0.38%	8.206	237	75.69	626
360	5,247	987,450,911.17	98.74%	7.367	357	78.60	612
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
61-120	6	430,620.62	0.04%	8.922	118	70.06	571
121-180	79	8,318,022.33	0.83%	7.743	178	70.51	635
181-240	40	3,829,043.62	0.38%	8.206	237	75.69	626
301-360	5,247	987,450,911.17	98.74%	7.367	357	78.60	612
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	218	30,476,146.10	3.05%	7.638	351	77.06	610
20.01 -25.00	260	37,763,596.04	3.78%	7.506	355	75.89	608
25.01 -30.00	406	62,509,362.77	6.25%	7.472	353	76.65	610
30.01 -35.00	614	105,043,940.23	10.50%	7.343	355	77.23	615
35.01 -40.00	744	137,190,241.48	13.72%	7.321	354	78.49	614
40.01 -45.00	1,043	197,458,581.17	19.75%	7.364	356	79.22	615
45.01 -50.00	1,184	241,943,943.44	24.19%	7.307	356	78.89	613
50.01 -55.00	610	125,800,987.97	12.58%	7.414	356	79.48	602
55.01 -60.00	126	26,407,119.33	2.64%	7.416	354	79.79	604
60.01+	45	11,055,304.99	1.11%	7.666	355	79.67	608
None	122	24,379,374.22	2.44%	7.368	357	78.57	659
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	4,267	837,916,868.90	83.79%	7.309	357	79.07	610
Fixed Rate	1,105	162,111,728.84	16.21%	7.706	346	75.66	627
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
15/15 6 Mo LIBOR ARM	1	128,938.20	0.01%	8.000	357	95.00	684
2/13 6 Mo LIBOR ARM	10	868,419.56	0.09%	7.990	177	75.30	583
2/28 6 Mo LIBOR ARM	3,333	597,003,399.50	59.70%	7.581	357	78.43	597
3/12 6 Mo LIBOR ARM	1	50,913.50	0.01%	9.650	177	90.00	562
3/27 6 Mo LIBOR ARM	207	39,962,183.79	4.00%	7.079	357	78.63	623
5YR IO 2/28 6 Mo LIBOR ARM	653	183,640,293.63	18.36%	6.554	358	81.18	644
5YR IO 3/27 6 Mo LIBOR ARM	53	14,629,843.62	1.46%	6.312	358	79.24	651
6 Mo LIBOR ARM 30 Yr	9	1,632,877.10	0.16%	7.067	357	82.67	625
Fixed Rate 10 Yr	6	430,620.62	0.04%	8.922	118	70.06	571
Fixed Rate 15 Yr	67	7,346,926.62	0.73%	7.680	178	69.76	641
Fixed Rate 15 Yr Rate Reduction	1	51,762.65	0.01%	10.650	178	77.61	641
Fixed Rate 20 Yr	38	3,636,470.98	0.36%	8.168	237	75.34	626
Fixed Rate 20 Yr Rate Reduction	2	192,572.64	0.02%	8.928	237	82.41	624
Fixed Rate 30 Yr	952	141,970,196.21	14.20%	7.717	358	76.26	625
Fixed Rate 30 Yr 5YR IO	20	6,104,636.00	0.61%	6.599	358	71.50	679
Fixed Rate 30 Yr Rate Reduction	19	2,378,543.12	0.24%	8.907	358	69.55	559
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	726	204,374,773.25	20.44%	6.538	358	80.76	646
Not Interest Only	4,646	795,653,824.49	79.56%	7.588	355	77.94	604
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	1,628	292,765,028.00	29.28%	7.600	354	76.94	604
Prepay Penalty: 12 months	355	95,786,065.64	9.58%	7.090	356	77.09	630
Prepay Penalty: 24 months	2,683	505,848,350.05	50.58%	7.276	357	79.84	611
Prepay Penalty: 30 months	5	968,886.86	0.10%	8.036	358	86.40	584
Prepay Penalty: 36 months	701	104,660,267.19	10.47%	7.463	349	77.76	628
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	5,244	990,001,563.05	99.00%	7.344	355	78.42	613
Second Lien	128	10,027,034.69	1.00%	10.325	346	88.19	618
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Business Bank Statements	1	233,537.19	0.02%	6.450	356	80.00	655
Full Documentation	3,445	570,723,531.13	57.07%	7.413	355	79.48	603
Lite Documentation	26	6,941,151.77	0.69%	7.475	355	81.60	627
No Documentation	65	12,222,928.05	1.22%	7.150	356	79.24	703
Stated Income Documentation	1,835	409,907,449.60	40.99%	7.325	355	77.10	623
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	3,386	667,498,317.21	66.75%	7.360	355	76.65	604
Purchase	1,619	263,626,969.86	26.36%	7.287	357	83.12	640
Rate/Term Refinance	367	68,903,310.67	6.89%	7.835	354	78.96	589
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2-4 Units Attached	57	13,881,894.77	1.39%	7.264	353	77.67	645
2-4 Units Detached	365	86,277,905.22	8.63%	7.392	355	78.45	635
Condo High-Rise Attached	17	4,475,587.82	0.45%	7.049	358	81.14	623
Condo Low-Rise Attached	255	44,810,668.43	4.48%	7.246	357	79.15	626
Condo Low-Rise Detached	2	331,966.73	0.03%	6.864	356	90.40	550
Manufactured Housing	89	9,978,881.46	1.00%	7.415	350	80.19	650
PUD Attached	39	5,260,980.06	0.53%	7.485	357	80.39	614
PUD Detached	439	97,866,876.70	9.79%	7.274	356	81.03	620
Single Family Attached	71	10,573,998.81	1.06%	7.619	357	77.21	599
Single Family Detached	4,038	726,569,837.74	72.65%	7.392	355	78.12	607
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	387	60,722,137.53	6.07%	7.955	354	81.38	650
Primary	4,903	921,371,703.42	92.13%	7.337	355	78.29	610
Second Home	82	17,934,756.79	1.79%	7.272	354	80.14	643
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

Credit Grade	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
A	352	63,925,495.96	6.39%	7.898	355	74.45	554
AA	633	119,959,934.76	12.00%	7.703	355	78.92	581
AA+	3,834	720,465,008.93	72.04%	7.080	355	79.75	631
B	297	51,914,232.33	5.19%	8.395	355	73.46	545
C	127	22,625,792.35	2.26%	9.016	355	71.72	548
CC	113	18,388,906.59	1.84%	9.982	356	63.88	541
NG	16	2,749,226.82	0.27%	7.462	353	81.95	630
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

PMI Insurer	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
MGIC	3,721	675,796,385.91	67.58%	7.297	356	80.52	610
No MI	1,651	324,232,211.83	32.42%	7.533	354	74.34	619
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	43	4,375,134.00	0.44%	8.371	347	83.66	605
Arizona	111	18,391,802.22	1.84%	7.348	358	81.60	615
Arkansas	16	2,282,082.30	0.23%	8.440	357	85.90	577
California	764	218,582,420.07	21.86%	6.891	356	76.84	616
Colorado	122	20,966,147.33	2.10%	6.940	356	84.03	618
Connecticut	117	22,368,092.94	2.24%	7.343	356	79.77	612
Delaware	10	1,376,098.84	0.14%	7.709	351	80.23	594
District of Columbia	1	113,053.08	0.01%	10.300	359	65.00	540
Florida	437	67,132,834.97	6.71%	7.642	356	79.07	617
Georgia	155	20,635,700.25	2.06%	8.331	355	81.72	608
Hawaii	32	12,183,125.16	1.22%	6.903	356	79.06	631
Idaho	24	2,984,202.07	0.30%	7.585	348	84.26	622
Illinois	194	31,300,219.38	3.13%	7.954	356	80.68	588
Indiana	48	4,971,541.90	0.50%	8.113	357	83.61	616
Iowa	18	1,833,559.11	0.18%	8.727	357	82.99	580
Kansas	9	776,269.96	0.08%	8.223	345	91.43	616
Kentucky	39	4,309,077.95	0.43%	7.524	357	81.09	611
Louisiana	32	3,966,253.84	0.40%	7.752	348	81.01	617
Maine	53	8,082,469.19	0.81%	7.288	357	78.99	616
Maryland	102	18,772,820.78	1.88%	7.766	355	77.45	596
Massachusetts	390	95,894,294.08	9.59%	7.024	356	74.88	607
Michigan	225	27,254,059.85	2.73%	7.803	355	81.47	602
Minnesota	54	10,127,990.78	1.01%	7.568	357	82.09	603
Mississippi	9	1,162,944.76	0.12%	8.574	349	84.84	592
Missouri	65	7,177,321.98	0.72%	8.164	358	80.93	606
Montana	7	1,105,503.20	0.11%	7.712	357	79.39	623
Nebraska	9	950,072.22	0.10%	8.502	358	86.64	579
Nevada	99	21,995,591.17	2.20%	7.303	357	78.64	610
New Hampshire	55	9,126,549.79	0.91%	7.072	354	77.75	612
New Jersey	201	44,657,570.66	4.47%	7.498	356	76.55	604
New York	419	105,974,849.59	10.60%	7.229	356	76.90	630
North Carolina	131	15,322,939.05	1.53%	8.148	355	81.20	599
North Dakota	2	218,723.15	0.02%	8.643	316	71.05	561
Ohio	166	19,706,154.84	1.97%	7.651	356	84.28	621
Oklahoma	20	1,738,035.15	0.17%	8.443	352	84.12	611
Oregon	43	7,114,583.97	0.71%	7.497	357	80.91	623
Pennsylvania	160	20,958,465.79	2.10%	7.467	354	81.23	618
Rhode Island	77	15,443,319.95	1.54%	7.116	355	73.95	610
South Carolina	47	6,066,163.69	0.61%	7.541	352	79.43	619
Tennessee	77	7,897,619.73	0.79%	8.359	351	82.08	603
Texas	422	53,436,755.53	5.34%	7.958	346	79.96	603
Utah	31	4,370,353.04	0.44%	6.656	357	81.88	637
Vermont	20	3,135,296.40	0.31%	7.256	342	78.61	628
Virginia	168	32,085,280.60	3.21%	7.718	355	79.12	606
Washington	87	13,554,008.81	1.36%	7.190	357	78.77	622
West Virginia	2	166,779.83	0.02%	8.582	358	78.07	552
Wisconsin	39	5,273,735.55	0.53%	7.913	357	82.59	624
Wyoming	20	2,710,729.24	0.27%	7.640	357	81.50	608
Total	**5,372**	**1,000,028,597.74**	**100.00%**	**7.374**	**355**	**78.52**	**613**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.500 - 2.999	2	1,176,250.00	0.14%	5.036	357	66.43	658
3.000 - 3.499	60	17,752,868.17	2.12%	5.501	357	73.75	684
3.500 - 3.999	187	49,688,235.00	5.93%	5.793	358	75.43	665
4.000 - 4.499	502	117,047,918.51	13.97%	6.309	357	75.68	644
4.500 - 4.999	718	155,916,990.23	18.61%	6.697	357	78.78	632
5.000 - 5.499	756	149,736,863.02	17.87%	7.172	357	81.09	616
5.500 - 5.999	698	128,904,058.40	15.38%	7.654	357	81.97	597
6.000 - 6.499	505	84,700,708.35	10.11%	8.061	357	81.36	579
6.500 - 6.999	381	65,157,868.74	7.78%	8.579	356	79.06	558
7.000 - 7.499	194	30,838,425.50	3.68%	8.991	356	77.95	545
7.500 - 7.999	116	17,102,574.14	2.04%	9.470	356	78.55	539
8.000 - 8.499	100	13,713,709.25	1.64%	10.494	356	75.83	533
8.500 - 8.999	29	3,486,633.91	0.42%	10.266	357	75.55	531
9.000 - 9.499	13	1,901,616.33	0.23%	10.918	356	63.03	537
9.500 - 9.999	5	629,825.16	0.08%	10.768	356	66.85	528
10.000 -10.499	1	162,324.19	0.02%	10.990	357	65.00	513
Total	**4,267**	**837,916,868.90**	**100.00%**	**7.309**	**357**	**79.07**	**610**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	2	252,532.00	0.03%	4.607	356	74.77	758
4.500 - 4.999	17	5,455,540.60	0.65%	4.917	358	75.36	688
5.000 - 5.499	83	23,134,115.03	2.76%	5.269	357	77.04	666
5.500 - 5.999	281	79,332,745.31	9.47%	5.817	358	76.36	655
6.000 - 6.499	427	104,008,274.30	12.41%	6.290	357	77.67	635
6.500 - 6.999	763	172,138,133.29	20.54%	6.765	357	79.24	626
7.000 - 7.499	581	121,618,242.19	14.51%	7.245	357	80.05	609
7.500 - 7.999	740	136,439,184.57	16.28%	7.745	357	80.74	597
8.000 - 8.499	387	59,092,584.58	7.05%	8.225	357	81.45	584
8.500 - 8.999	447	68,124,426.93	8.13%	8.730	357	80.13	565
9.000 - 9.499	178	24,920,696.75	2.97%	9.235	357	77.46	548
9.500 - 9.999	171	20,361,183.47	2.43%	9.720	355	79.67	552
10.000 -10.499	76	9,731,903.55	1.16%	10.200	357	76.77	540
10.500 -10.999	51	6,266,187.09	0.75%	10.765	357	72.00	532
11.000 -11.499	35	4,049,729.94	0.48%	11.219	354	71.55	526
11.500 -11.999	20	1,918,476.05	0.23%	11.707	357	68.31	524
12.000 -12.499	7	938,546.68	0.11%	12.157	358	68.20	526
12.500 -12.999	1	134,366.57	0.02%	12.600	351	41.54	533
Total	**4,267**	**837,916,868.90**	**100.00%**	**7.309**	**357**	**79.07**	**610**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.000 -10.499	1	194,032.00	0.02%	4.300	357	77.72	772
10.500 -10.999	17	5,455,540.60	0.65%	4.917	358	75.36	688
11.000 -11.499	79	21,597,110.24	2.58%	5.263	357	76.83	668
11.500 -11.999	271	76,874,766.87	9.17%	5.799	358	76.08	655
12.000 -12.499	415	101,308,997.35	12.09%	6.267	357	77.64	636
12.500 -12.999	757	170,387,905.02	20.33%	6.761	357	79.30	627
13.000 -13.499	579	121,752,426.63	14.53%	7.219	357	80.03	610
13.500 -13.999	740	136,355,760.09	16.27%	7.712	357	80.73	597
14.000 -14.499	398	62,071,725.18	7.41%	8.159	357	81.23	584
14.500 -14.999	463	72,525,242.29	8.66%	8.668	357	80.29	568
15.000 -15.499	178	24,941,259.26	2.98%	9.217	357	77.44	548
15.500 -15.999	173	20,558,540.61	2.45%	9.694	355	79.81	553
16.000 -16.499	76	9,695,838.11	1.16%	10.159	357	77.06	539
16.500 -16.999	53	6,505,824.57	0.78%	10.673	357	72.60	531
17.000 -17.499	36	4,250,347.95	0.51%	11.157	355	71.40	527
17.500 -17.999	22	2,256,792.25	0.27%	11.584	357	67.40	524
18.000 -18.499	8	1,050,393.31	0.13%	12.061	358	67.79	525
18.500 -18.999	1	134,366.57	0.02%	12.600	351	41.54	533
Total	**4,267**	**837,916,868.90**	**100.00%**	**7.309**	**357**	**79.07**	**610**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	22	5,056,682.86	0.60%	6.815	356	78.85	625
2.000	2	564,633.04	0.07%	6.696	353	65.64	559
3.000	4,242	832,071,553.00	99.30%	7.313	357	79.08	610
4.000	1	224,000.00	0.03%	6.625	355	80.00	0
Total	**4,267**	**837,916,868.90**	**100.00%**	**7.309**	**357**	**79.07**	**610**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	4,190	817,734,119.94	97.59%	7.314	357	79.07	610
1.500	73	19,189,103.38	2.29%	7.101	356	79.22	598
2.000	4	993,645.58	0.12%	7.584	355	74.12	579
Total	**4,267**	**837,916,868.90**	**100.00%**	**7.309**	**357**	**79.07**	**610**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
06/01/05	1	96,667.05	0.01%	8.550	337	85.00	646
07/01/05	2	691,926.91	0.08%	5.880	356	85.89	654
08/01/05	2	134,234.37	0.02%	8.143	357	78.46	629
09/01/05	5	806,715.82	0.10%	7.906	358	80.61	599
03/01/06	5	1,136,800.23	0.14%	7.462	349	75.19	602
04/01/06	6	1,050,586.82	0.13%	7.949	347	70.38	535
05/01/06	2	623,604.24	0.07%	6.110	348	80.00	573
06/01/06	13	1,990,374.16	0.24%	7.328	349	82.87	585
07/01/06	8	1,493,373.54	0.18%	7.940	350	75.69	565
08/01/06	18	3,818,543.54	0.46%	7.566	351	82.61	616
09/01/06	21	3,661,988.06	0.44%	8.153	352	77.63	590
10/01/06	22	4,697,087.22	0.56%	8.119	353	73.57	545
11/01/06	89	20,954,147.05	2.50%	8.046	354	76.62	564
12/01/06	185	38,644,164.12	4.61%	7.351	355	79.75	597
12/20/06	2	245,303.58	0.03%	9.065	356	79.36	0
01/01/07	422	85,075,687.50	10.15%	7.409	355	81.57	600
01/18/07	1	94,889.48	0.01%	8.375	357	80.00	669
02/01/07	969	196,680,982.83	23.47%	7.276	357	78.61	605
02/08/07	1	118,641.07	0.01%	9.850	358	95.00	0
02/24/07	1	149,791.40	0.02%	7.840	358	52.63	551
02/28/07	1	593,299.71	0.07%	8.650	358	90.00	636
03/01/07	1,847	349,677,170.44	41.73%	7.309	358	78.91	615
03/04/07	2	809,869.86	0.10%	6.965	359	54.41	574
03/11/07	1	100,851.60	0.01%	7.950	359	80.00	604
03/15/07	1	128,298.84	0.02%	7.200	359	80.00	560
04/01/07	379	69,787,030.24	8.33%	7.236	359	79.20	624
06/01/07	3	636,705.88	0.08%	7.191	349	84.00	549
08/01/07	1	58,744.08	0.01%	9.750	351	35.76	510
09/01/07	5	1,184,645.60	0.14%	6.320	352	79.13	630
10/01/07	2	174,045.43	0.02%	7.859	353	74.96	712
11/01/07	8	2,094,713.86	0.25%	8.345	354	81.17	577
12/01/07	22	5,053,424.52	0.60%	7.593	355	82.39	592
01/01/08	34	6,737,649.05	0.80%	6.734	356	80.75	630
02/01/08	59	12,109,056.62	1.45%	6.744	356	78.95	627
03/01/08	107	21,607,256.88	2.58%	6.777	358	76.80	642
04/01/08	19	4,869,659.10	0.58%	6.444	359	79.84	664
02/01/20	1	128,938.20	0.02%	8.000	357	95.00	684
Total	**4,267**	**837,916,868.90**	**100.00%**	**7.309**	**357**	**79.07**	**610**

Group I Initial Mortgage Loan Statistics
As of the Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$652,362,799	$49,721	$619,549
Average Scheduled Principal Balance	$154,588		
Number of Mortgage Loans	4,220		
Weighted Average Gross Coupon	7.512%	4.850%	12.880%
Weighted Average FICO Score	605	500	804
Weighted Average Combined Original LTV	77.54%	13.18%	100.00%
Weighted Average Original Term	357 months	120 months	360 months
Weighted Average Stated Remaining Term	354 months	117 months	359 months
Weighted Average Seasoning	3 months	1 month	14 months
Weighted Average Gross Margin	5.490%	2.950%	8.000%
Weighted Average Minimum Interest Rate	7.471%	4.375%	12.600%
Weighted Average Maximum Interest Rate	13.498%	10.850%	18.600%
Weighted Average Initial Rate Cap	2.988%	1.000%	3.000%
Weighted Average Subsequent Rate Cap	1.010%	1.000%	2.000%
Weighted Average Months to Roll	22 months	3 months	177 months
Maturity Date		February 1, 2015	April 1, 2035
Maximum Zip Code Concentration	0.25%	92553	
ARM	80.93%		
Fixed Rate	19.07%		
15/15 6 Mo LIBOR ARM	0.02%		
2/13 6 Mo LIBOR ARM	0.13%		
2/28 6 Mo LIBOR ARM	64.25%		
3/12 6 Mo LIBOR ARM	0.01%		
3/27 6 Mo LIBOR ARM	4.35%		
5YR IO 2/28 6 Mo LIBOR ARM	10.80%		
5YR IO 3/27 6 Mo LIBOR ARM	1.23%		
6 Mo LIBOR ARM 30 Yr	0.14%		
Fixed Rate 10 Yr	0.07%		
Fixed Rate 15 Yr	0.99%		
Fixed Rate 20 Yr	0.47%		
Fixed Rate 20 Yr Rate Reduction	0.03%		
Fixed Rate 30 Yr	16.71%		
Fixed Rate 30 Yr 5YR IO	0.48%		
Fixed Rate 30 Yr Rate Reduction	0.32%		

Interest Only	12.51%
Not Interest Only	87.49%
Prepay Penalty: 0 months	32.95%
Prepay Penalty: 12 months	8.40%
Prepay Penalty: 24 months	46.21%
Prepay Penalty: 30 months	0.12%
Prepay Penalty: 36 months	12.32%
First Lien	99.69%
Second Lien	0.31%
Business Bank Statements	0.04%
Full Documentation	61.69%
Lite Documentation	0.32%
No Documentation	1.09%
Stated Income Documentation	36.86%
Cash Out Refinance	75.35%
Purchase	16.56%
Rate/Term Refinance	8.09%
2-4 Units Attached	1.64%
2-4 Units Detached	9.49%
Condo High-Rise Attached	0.30%
Condo Low-Rise Attached	4.56%
Condo Low-Rise Detached	0.02%
Manufactured Housing	1.31%
PUD Attached	0.68%
PUD Detached	7.41%
Single Family Attached	1.08%
Single Family Detached	73.50%
Non-owner	7.31%
Primary	91.05%
Second Home	1.64%
Top 5 States:	
California	15.01%
Massachusetts	10.65%
New York	9.38%
Florida	7.29%
Texas	5.82%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	27	1,348,322.37	0.21%	8.986	332	66.43	582
50,000.01 - 100,000.00	1,226	92,092,050.19	14.12%	8.459	349	78.05	603
100,000.01 - 150,000.00	1,226	153,216,479.70	23.49%	7.673	355	78.22	609
150,000.01 - 200,000.00	701	122,180,255.15	18.73%	7.372	355	75.34	599
200,000.01 - 250,000.00	441	99,003,733.09	15.18%	7.210	356	77.21	599
250,000.01 - 300,000.00	311	85,548,160.97	13.11%	7.248	356	77.99	603
300,000.01 - 350,000.00	218	70,715,240.23	10.84%	7.101	355	78.43	609
350,000.01 - 400,000.00	40	14,672,899.53	2.25%	6.935	357	77.64	627
400,000.01 - 450,000.00	18	7,591,865.31	1.16%	6.918	357	80.35	655
450,000.01 - 500,000.00	8	3,803,013.11	0.58%	7.384	357	86.67	627
500,000.01 - 550,000.00	2	1,012,000.00	0.16%	5.803	358	81.99	690
550,000.01 - 600,000.00	1	559,230.59	0.09%	7.900	358	80.00	672
600,000.01 - 650,000.00	1	619,549.01	0.09%	7.600	359	80.00	598
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.500 - 4.999	9	2,177,613.75	0.33%	4.942	358	73.13	678
5.000 - 5.499	49	10,979,142.07	1.68%	5.281	357	73.45	648
5.500 - 5.999	215	44,714,091.26	6.85%	5.821	356	72.26	654
6.000 - 6.499	329	63,530,582.95	9.74%	6.273	355	75.28	634
6.500 - 6.999	702	126,641,168.50	19.41%	6.761	355	76.44	621
7.000 - 7.499	573	98,767,105.08	15.14%	7.248	355	78.10	609
7.500 - 7.999	762	115,082,455.21	17.64%	7.749	355	79.32	600
8.000 - 8.499	440	58,108,182.72	8.91%	8.228	355	80.01	590
8.500 - 8.999	512	65,844,845.65	10.09%	8.734	352	79.69	570
9.000 - 9.499	219	25,644,708.60	3.93%	9.243	354	79.37	561
9.500 - 9.999	191	19,162,968.00	2.94%	9.708	350	79.37	558
10.000 -10.499	102	10,393,894.46	1.59%	10.229	355	78.50	554
10.500 -10.999	54	4,933,362.64	0.76%	10.755	344	73.28	545
11.000 -11.499	31	3,008,422.08	0.46%	11.195	354	74.49	535
11.500 -11.999	23	2,237,423.02	0.34%	11.694	357	69.87	525
12.000 -12.499	6	842,601.27	0.13%	12.170	358	66.86	528
12.500 -12.999	3	294,231.99	0.05%	12.636	354	52.12	529
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	393	60,675,245.43	9.30%	8.656	356	72.61	512
525-549	424	68,141,960.84	10.45%	8.280	354	73.23	538
550-574	488	75,796,061.10	11.62%	7.899	356	75.12	563
575-599	664	97,144,853.78	14.89%	7.583	354	77.76	587
600-624	720	109,755,256.36	16.82%	7.227	355	78.95	612
625-649	633	97,697,570.68	14.98%	7.070	354	79.04	637
650-674	369	56,087,009.62	8.60%	6.935	353	79.47	661
675-699	235	41,112,157.49	6.30%	6.786	354	81.59	685
700+	246	39,451,615.38	6.05%	6.850	353	82.68	730
None	48	6,501,068.57	1.00%	8.297	355	73.71	0
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	186	25,213,673.00	3.86%	7.240	347	40.10	590
50.00- 54.99	88	13,496,382.35	2.07%	7.251	353	52.31	585
55.00- 59.99	110	19,447,319.77	2.98%	7.374	351	57.34	579
60.00- 64.99	199	35,317,996.29	5.41%	7.188	356	62.34	590
65.00- 69.99	268	45,884,067.06	7.03%	7.531	354	67.00	586
70.00- 74.99	296	52,222,504.06	8.01%	7.378	354	71.65	587
75.00- 79.99	378	65,237,633.47	10.00%	7.437	354	76.52	594
80.00	1,325	176,116,802.91	27.00%	7.535	355	80.00	608
80.01- 84.99	133	24,950,026.02	3.82%	7.333	357	83.42	613
85.00- 89.99	377	60,402,118.96	9.26%	7.637	356	85.95	609
90.00- 94.99	473	80,683,812.50	12.37%	7.586	354	90.36	631
95.00- 99.99	355	50,700,278.09	7.77%	7.911	356	95.07	625
100.00	32	2,690,184.77	0.41%	8.416	352	100.00	664
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
120	6	430,620.62	0.07%	8.922	118	70.06	571
180	74	7,363,464.52	1.13%	7.822	178	70.08	625
240	32	3,253,452.17	0.50%	7.935	237	75.39	631
360	4,108	641,315,261.94	98.31%	7.506	357	77.64	605
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
61-120	6	430,620.62	0.07%	8.922	118	70.06	571
121-180	74	7,363,464.52	1.13%	7.822	178	70.08	625
181-240	32	3,253,452.17	0.50%	7.935	237	75.39	631
301-360	4,108	641,315,261.94	98.31%	7.506	357	77.64	605
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	193	23,462,742.34	3.60%	7.699	349	76.61	613
20.01 -25.00	231	28,637,256.84	4.39%	7.625	354	76.63	609
25.01 -30.00	359	48,456,232.76	7.43%	7.548	352	75.90	603
30.01 -35.00	503	73,276,288.93	11.23%	7.508	354	76.10	606
35.01 -40.00	595	88,235,115.44	13.53%	7.498	354	77.38	604
40.01 -45.00	804	127,219,648.48	19.50%	7.473	355	78.50	606
45.01 -50.00	887	152,651,625.79	23.40%	7.437	355	77.52	605
50.01 -55.00	468	79,553,578.91	12.19%	7.616	355	79.22	597
55.01 -60.00	95	17,323,271.51	2.66%	7.611	352	78.33	588
None	85	13,547,038.25	2.08%	7.424	356	76.07	656
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	3,314	527,953,574.24	80.93%	7.478	357	78.29	601
Fixed Rate	906	124,409,225.01	19.07%	7.660	344	74.34	623
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
15/15 6 Mo LIBOR ARM	1	128,938.20	0.02%	8.000	357	95.00	684
2/13 6 Mo LIBOR ARM	10	868,419.56	0.13%	7.990	177	75.30	583
2/28 6 Mo LIBOR ARM	2,739	419,159,495.17	64.25%	7.640	357	77.87	594
3/12 6 Mo LIBOR ARM	1	50,913.50	0.01%	9.650	177	90.00	562
3/27 6 Mo LIBOR ARM	171	28,354,104.63	4.35%	7.244	357	77.92	613
5YR IO 2/28 6 Mo LIBOR ARM	347	70,448,309.35	10.80%	6.702	358	80.98	635
5YR IO 3/27 6 Mo LIBOR ARM	38	8,002,443.64	1.23%	6.518	357	78.02	642
6 Mo LIBOR ARM 30 Yr	7	940,950.19	0.14%	7.940	358	80.30	604
Fixed Rate 10 Yr	6	430,620.62	0.07%	8.922	118	70.06	571
Fixed Rate 15 Yr	63	6,444,131.46	0.99%	7.785	178	69.21	631
Fixed Rate 20 Yr	30	3,060,879.53	0.47%	7.872	238	74.95	631
Fixed Rate 20 Yr Rate Reduction	2	192,572.64	0.03%	8.928	237	82.41	624
Fixed Rate 30 Yr	776	109,039,596.99	16.71%	7.643	358	74.55	622
Fixed Rate 30 Yr 5YR IO	13	3,142,525.00	0.48%	6.709	358	79.54	683
Fixed Rate 30 Yr Rate Reduction	16	2,098,898.77	0.32%	8.894	358	70.58	558
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	398	81,593,277.99	12.51%	6.684	358	80.63	638
Not Interest Only	3,822	570,769,521.26	87.49%	7.631	354	77.10	600
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	1,354	214,973,830.63	32.95%	7.624	353	76.48	599
Prepay Penalty: 12 months	251	54,782,972.58	8.40%	7.088	355	73.87	621
Prepay Penalty: 24 months	2,018	301,439,922.10	46.21%	7.490	357	79.02	602
Prepay Penalty: 30 months	4	801,118.16	0.12%	8.066	358	87.74	586
Prepay Penalty: 36 months	593	80,364,955.78	12.32%	7.583	348	77.22	625
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	4,188	650,371,105.17	99.69%	7.506	354	77.49	605
Second Lien	32	1,991,694.08	0.31%	9.695	342	92.30	652
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Business Bank Statements	1	233,537.19	0.04%	6.450	356	80.00	655
Full Documentation	2,830	402,459,283.39	61.69%	7.564	355	78.75	596
Lite Documentation	14	2,104,226.05	0.32%	7.819	358	77.88	619
No Documentation	47	7,126,557.83	1.09%	7.188	356	76.82	704
Stated Income Documentation	1,328	240,439,194.79	36.86%	7.433	354	75.54	617
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	2,895	491,541,934.10	75.35%	7.425	354	76.06	600
Purchase	1,007	108,014,046.34	16.56%	7.759	356	83.19	632
Rate/Term Refinance	318	52,806,818.81	8.09%	7.819	353	79.73	596
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2-4 Units Attached	47	10,717,365.75	1.64%	7.249	351	74.67	630
2-4 Units Detached	295	61,895,573.02	9.49%	7.369	354	76.12	626
Condo High-Rise Attached	11	1,957,750.07	0.30%	7.218	357	76.07	605
Condo Low-Rise Attached	195	29,761,253.55	4.56%	7.409	357	77.90	611
Condo Low-Rise Detached	1	101,796.01	0.02%	5.990	358	80.00	560
Manufactured Housing	81	8,543,706.64	1.31%	7.548	351	80.31	650
PUD Attached	35	4,455,706.47	0.68%	7.499	357	80.61	610
PUD Detached	283	48,346,853.33	7.41%	7.426	355	80.36	609
Single Family Attached	59	7,076,571.34	1.08%	7.795	357	80.88	595
Single Family Detached	3,213	479,506,223.07	73.50%	7.549	354	77.36	600
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	337	47,678,164.47	7.31%	7.999	353	80.59	646
Primary	3,814	593,970,589.23	91.05%	7.472	355	77.21	601
Second Home	69	10,714,045.55	1.64%	7.589	352	82.09	649
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

Credit Grade	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
A	305	49,248,084.38	7.55%	7.894	354	73.89	553
AA	517	84,974,996.54	13.03%	7.746	355	77.79	575
AA+	2,957	449,870,967.13	68.96%	7.226	354	78.91	625
B	247	37,309,857.34	5.72%	8.422	355	73.21	544
C	98	16,407,688.40	2.52%	8.954	355	71.64	549
CC	85	13,244,602.86	2.03%	9.972	356	62.17	543
NG	11	1,306,602.60	0.20%	7.511	354	80.32	630
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

Pmi Insurer	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
MGIC	3,102	491,045,884.39	75.27%	7.412	355	80.35	607
No MI	1,118	161,316,914.86	24.73%	7.819	353	69.00	600
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	39	3,771,219.02	0.58%	8.532	345	84.10	599
Arizona	92	13,028,596.79	2.00%	7.414	358	82.09	618
Arkansas	13	1,564,206.50	0.24%	8.668	357	86.93	562
California	442	97,895,338.34	15.01%	7.073	355	72.45	600
Colorado	88	13,945,624.48	2.14%	6.900	356	84.30	617
Connecticut	96	15,088,072.46	2.31%	7.527	356	79.15	608
Delaware	8	986,539.84	0.15%	7.929	348	80.32	578
District of Columbia	1	113,053.08	0.02%	10.300	359	65.00	540
Florida	349	47,585,653.20	7.29%	7.691	355	78.79	613
Georgia	131	15,835,091.11	2.43%	8.327	354	82.14	611
Hawaii	20	5,378,887.90	0.82%	7.297	355	77.83	619
Idaho	22	2,394,687.83	0.37%	7.436	346	82.41	624
Illinois	175	26,453,777.45	4.06%	8.023	356	80.51	583
Indiana	42	4,123,341.80	0.63%	8.075	358	83.01	620
Iowa	17	1,656,243.97	0.25%	8.751	357	81.70	578
Kansas	9	776,269.96	0.12%	8.223	345	91.43	616
Kentucky	31	3,137,565.14	0.48%	7.533	357	80.17	614
Louisiana	28	3,262,431.56	0.50%	8.010	346	81.23	606
Maine	42	5,984,937.67	0.92%	7.254	357	78.66	616
Maryland	82	13,715,422.71	2.10%	7.750	354	75.86	593
Massachusetts	316	69,499,316.61	10.65%	7.065	356	74.25	600
Michigan	213	24,871,108.12	3.81%	7.851	354	81.22	600
Minnesota	40	6,444,558.46	0.99%	7.537	357	82.78	599
Mississippi	6	443,922.51	0.07%	9.827	336	87.98	574
Missouri	60	6,163,671.25	0.94%	8.235	357	80.76	607
Montana	5	848,421.35	0.13%	7.934	357	80.60	621
Nebraska	9	950,072.22	0.15%	8.502	358	86.64	579
Nevada	73	14,227,967.75	2.18%	7.269	357	77.89	607
New Hampshire	46	7,708,041.68	1.18%	7.058	353	78.10	612
New Jersey	162	31,305,138.90	4.80%	7.563	356	74.75	597
New York	291	61,220,597.61	9.38%	7.186	355	73.38	618
North Carolina	115	12,257,829.58	1.88%	8.117	355	81.72	602
North Dakota	2	218,723.15	0.03%	8.643	316	71.05	561
Ohio	146	16,171,260.37	2.48%	7.879	355	84.89	617
Oklahoma	17	1,454,661.29	0.22%	8.279	351	84.39	628
Oregon	29	3,713,492.60	0.57%	7.509	357	80.27	626
Pennsylvania	134	14,701,391.01	2.25%	7.682	352	81.57	608
Rhode Island	67	12,973,240.08	1.99%	7.157	354	72.57	611
South Carolina	44	5,174,185.78	0.79%	7.525	351	80.40	622
Tennessee	68	6,479,137.17	0.99%	8.517	350	82.61	598
Texas	358	37,961,192.00	5.82%	8.078	345	79.30	600
Utah	25	3,168,158.27	0.49%	6.779	357	82.63	626
Vermont	18	2,873,134.05	0.44%	7.284	340	78.50	627
Virginia	123	18,417,124.04	2.82%	7.930	354	79.33	593
Washington	73	9,852,087.52	1.51%	7.377	357	80.99	610
West Virginia	2	166,779.83	0.03%	8.582	358	78.07	552
Wisconsin	34	4,521,666.67	0.69%	8.035	357	82.27	614
Wyoming	17	1,878,958.57	0.29%	6.930	358	80.44	640
Total	**4,220**	**652,362,799.25**	**100.00%**	**7.512**	**354**	**77.54**	**605**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.500 - 2.999	1	168,750.00	0.03%	4.950	359	75.00	746
3.000 - 3.499	36	7,927,131.28	1.50%	5.569	357	69.67	656
3.500 - 3.999	103	19,275,789.71	3.65%	5.882	358	71.73	652
4.000 - 4.499	337	61,401,009.97	11.63%	6.310	357	73.83	639
4.500 - 4.999	539	92,243,220.82	17.47%	6.717	357	77.00	624
5.000 - 5.499	599	96,423,256.08	18.26%	7.221	357	80.34	612
5.500 - 5.999	588	91,287,682.13	17.29%	7.720	357	81.17	595
6.000 - 6.499	438	64,259,590.02	12.17%	8.116	357	80.50	575
6.500 - 6.999	334	49,687,219.84	9.41%	8.646	356	78.89	558
7.000 - 7.499	171	23,323,111.55	4.42%	9.078	356	78.63	551
7.500 - 7.999	107	14,616,190.06	2.77%	9.486	356	77.26	537
8.000 - 8.499	61	7,340,622.78	1.39%	10.885	356	73.42	528
Total	**3,314**	**527,953,574.24**	**100.00%**	**7.478**	**357**	**78.29**	**601**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	1	58,500.00	0.01%	5.625	353	65.00	712
4.500 - 4.999	9	2,177,613.75	0.41%	4.942	358	73.13	678
5.000 - 5.499	49	10,979,142.07	2.08%	5.281	357	73.45	648
5.500 - 5.999	173	35,816,935.34	6.78%	5.847	358	74.29	649
6.000 - 6.499	283	54,756,273.34	10.37%	6.294	356	76.45	631
6.500 - 6.999	551	100,277,945.90	18.99%	6.760	357	77.43	615
7.000 - 7.499	470	81,825,309.02	15.50%	7.241	357	79.05	604
7.500 - 7.999	607	92,580,107.09	17.54%	7.746	357	80.25	596
8.000 - 8.499	343	46,495,284.05	8.81%	8.227	357	81.16	585
8.500 - 8.999	393	52,717,755.56	9.99%	8.735	357	79.99	564
9.000 - 9.499	160	20,154,069.52	3.82%	9.241	357	78.13	553
9.500 - 9.999	142	15,091,165.91	2.86%	9.705	355	79.06	554
10.000 -10.499	60	7,078,526.72	1.34%	10.216	357	76.74	542
10.500 -10.999	31	3,152,874.43	0.60%	10.750	357	71.44	537
11.000 -11.499	22	2,442,123.20	0.46%	11.192	353	72.16	527
11.500 -11.999	13	1,372,980.50	0.26%	11.697	357	67.06	521
12.000 -12.499	6	842,601.27	0.16%	12.170	358	66.86	528
12.500 -12.999	1	134,366.57	0.03%	12.600	351	41.54	533
Total	**3,314**	**527,953,574.24**	**100.00%**	**7.478**	**357**	**78.29**	**601**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.500 -10.999	9	2,177,613.75	0.41%	4.942	358	73.13	678
11.000 -11.499	49	10,979,142.07	2.08%	5.281	357	73.45	648
11.500 -11.999	166	34,593,260.92	6.55%	5.807	358	73.89	650
12.000 -12.499	271	52,059,047.03	9.86%	6.270	356	76.35	631
12.500 -12.999	546	99,076,916.03	18.77%	6.762	357	77.69	616
13.000 -13.499	466	80,752,762.55	15.30%	7.218	357	79.07	606
13.500 -13.999	608	92,778,642.25	17.57%	7.717	357	80.10	596
14.000 -14.499	353	49,245,753.96	9.33%	8.167	357	80.78	584
14.500 -14.999	407	55,478,207.36	10.51%	8.690	356	79.98	566
15.000 -15.499	160	20,174,632.03	3.82%	9.219	357	78.10	553
15.500 -15.999	144	15,303,828.59	2.90%	9.698	355	79.14	555
16.000 -16.499	61	7,268,967.59	1.38%	10.167	357	76.79	541
16.500 -16.999	31	3,094,180.50	0.59%	10.736	357	72.14	537
17.000 -17.499	22	2,442,123.20	0.46%	11.192	353	72.16	527
17.500 -17.999	14	1,551,528.57	0.29%	11.592	357	66.82	521
18.000 -18.499	6	842,601.27	0.16%	12.170	358	66.86	528
18.500 -18.999	1	134,366.57	0.03%	12.600	351	41.54	533
Total	**3,314**	**527,953,574.24**	**100.00%**	**7.478**	**357**	**78.29**	**601**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	17	3,015,324.73	0.57%	7.087	357	74.97	601
2.000	2	564,633.04	0.11%	6.696	353	65.64	559
3.000	3,295	524,373,616.47	99.32%	7.481	357	78.33	601
Total	**3,314**	**527,953,574.24**	**100.00%**	**7.478**	**357**	**78.29**	**601**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	3,269	518,031,138.77	98.12%	7.484	357	78.33	601
1.500	43	9,296,273.03	1.76%	7.163	356	76.74	587
2.000	2	626,162.44	0.12%	7.023	355	70.66	570
Total	**3,314**	**527,953,574.24**	**100.00%**	**7.478**	**357**	**78.29**	**601**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
08/01/05	2	134,234.37	0.03%	8.143	357	78.46	629
09/01/05	5	806,715.82	0.15%	7.906	358	80.61	599
03/01/06	2	267,549.96	0.05%	8.406	346	75.00	601
04/01/06	6	1,050,586.82	0.20%	7.949	347	70.38	535
05/01/06	1	228,642.95	0.04%	6.300	348	80.00	604
06/01/06	11	1,330,919.41	0.25%	6.724	349	82.69	600
07/01/06	7	1,367,076.57	0.26%	7.833	350	76.84	568
08/01/06	13	2,106,019.91	0.40%	7.890	351	76.69	618
09/01/06	16	2,352,508.53	0.45%	8.190	352	73.96	561
10/01/06	17	3,325,949.76	0.63%	7.736	353	71.41	554
11/01/06	61	12,186,088.16	2.31%	8.044	354	77.23	568
12/01/06	151	26,112,973.62	4.95%	7.554	355	78.22	584
12/20/06	2	245,303.58	0.05%	9.065	356	79.36	0
01/01/07	338	55,732,889.41	10.56%	7.513	355	81.43	598
01/18/07	1	94,889.48	0.02%	8.375	357	80.00	669
02/01/07	747	124,563,209.92	23.59%	7.418	357	77.94	597
02/08/07	1	118,641.07	0.02%	9.850	358	95.00	0
02/24/07	1	149,791.40	0.03%	7.840	358	52.63	551
03/01/07	1,433	219,102,642.19	41.50%	7.510	358	78.15	604
03/04/07	1	160,463.20	0.03%	9.050	359	65.00	539
03/11/07	1	100,851.60	0.02%	7.950	359	80.00	604
03/15/07	1	128,298.84	0.02%	7.200	359	80.00	560
04/01/07	286	39,867,967.59	7.55%	7.450	359	77.52	610
06/01/07	3	636,705.88	0.12%	7.191	349	84.00	549
08/01/07	1	58,744.08	0.01%	9.750	351	35.76	510
09/01/07	4	870,974.77	0.16%	6.255	352	78.81	650
10/01/07	1	58,500.00	0.01%	5.625	353	65.00	712
11/01/07	7	1,604,050.12	0.30%	7.842	354	81.53	587
12/01/07	20	4,031,294.56	0.76%	7.598	355	80.46	595
01/01/08	29	4,525,508.81	0.86%	7.302	356	82.10	616
02/01/08	44	7,792,748.89	1.48%	6.801	356	77.80	624
03/01/08	85	13,432,700.28	2.54%	7.059	358	75.58	626
04/01/08	15	3,279,194.49	0.62%	6.725	359	77.09	641
02/01/20	1	128,938.20	0.02%	8.000	357	95.00	684
Total	**3,314**	**527,953,574.24**	**100.00%**	**7.478**	**357**	**78.29**	**601**

Group II Initial Mortgage Loan Statistics

As of the Cut-off Date

		Minimum	Maximum
Scheduled Principal Balance	$347,665,798	$49,932	$1,349,216
Average Scheduled Principal Balance	$301,793		
Number of Mortgage Loans	1,152		
Weighted Average Gross Coupon	7.113%	4.300%	13.340%
Weighted Average FICO Score	627	500	797
Weighted Average Combined Original LTV	80.35%	27.43%	100.00%
Weighted Average Original Term	359 months	180 months	360 months
Weighted Average Stated Remaining Term	357 months	175 months	359 months
Weighted Average Seasoning	3 months	1 month	23 months
Weighted Average Gross Margin	5.137%	2.550%	10.490%
Weighted Average Minimum Interest Rate	7.020%	4.300%	12.050%
Weighted Average Maximum Interest Rate	13.053%	10.300%	18.250%
Weighted Average Initial Rate Cap	2.988%	1.000%	4.000%
Weighted Average Subsequent Rate Cap	1.017%	1.000%	2.000%
Weighted Average Months to Roll	22 months	1 month	35 months
Maturity Date		December 1, 2019	April 1, 2035
Maximum Zip Code Concentration	0.52%	93065	
ARM	89.16%		
Fixed Rate	10.84%		
2/28 6 Mo LIBOR ARM	51.15%		
3/27 6 Mo LIBOR ARM	3.34%		
5YR IO 2/28 6 Mo LIBOR ARM	32.56%		
5YR IO 3/27 6 Mo LIBOR ARM	1.91%		
6 Mo LIBOR ARM 30 Yr	0.20%		
Fixed Rate 15 Yr	0.26%		
Fixed Rate 15 Yr Rate Reduction	0.01%		
Fixed Rate 20 Yr	0.17%		
Fixed Rate 30 Yr	9.47%		
Fixed Rate 30 Yr 5YR IO	0.85%		
Fixed Rate 30 Yr Rate Reduction	0.08%		

Interest Only	35.32%
Not Interest Only	64.68%
Prepay Penalty: 0 months	22.38%
Prepay Penalty: 12 months	11.79%
Prepay Penalty: 24 months	58.79%
Prepay Penalty: 30 months	0.05%
Prepay Penalty: 36 months	6.99%
First Lien	97.69%
Second Lien	2.31%
Full Documentation	48.40%
Lite Documentation	1.39%
No Documentation	1.47%
Stated Income Documentation	48.74%
Cash Out Refinance	50.61%
Purchase	44.76%
Rate/Term Refinance	4.63%
2-4 Units Attached	0.91%
2-4 Units Detached	7.01%
Condo High-Rise Attached	0.72%
Condo Low-Rise Attached	4.33%
Condo Low-Rise Detached	0.07%
Manufactured Housing	0.41%
PUD Attached	0.23%
PUD Detached	14.24%
Single Family Attached	1.01%
Single Family Detached	71.06%
Non-owner	3.75%
Primary	94.17%
Second Home	2.08%
Top 5 States:	
California	34.71%
New York	12.87%
Massachusetts	7.59%
Florida	5.62%
Texas	4.45%

Current Principal Balance	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 - 50,000.00	8	399,782.54	0.11%	10.636	344	74.56	576
50,000.01 - 100,000.00	147	10,755,916.13	3.09%	9.771	348	83.42	593
100,000.01 - 150,000.00	64	7,705,643.98	2.22%	9.216	355	79.45	586
150,000.01 - 200,000.00	216	37,707,428.73	10.85%	7.325	358	80.55	629
200,000.01 - 250,000.00	147	32,686,787.71	9.40%	7.181	357	82.57	628
250,000.01 - 300,000.00	72	19,677,909.26	5.66%	6.985	357	83.18	645
300,000.01 - 350,000.00	59	19,140,957.45	5.51%	6.856	357	81.79	643
350,000.01 - 400,000.00	125	47,313,608.04	13.61%	6.964	357	79.28	616
400,000.01 - 450,000.00	92	39,146,688.14	11.26%	6.984	357	80.38	624
450,000.01 - 500,000.00	64	30,414,223.13	8.75%	6.840	357	81.14	635
500,000.01 - 550,000.00	47	24,705,385.34	7.11%	6.877	357	82.97	638
550,000.01 - 600,000.00	40	23,265,414.40	6.69%	7.286	357	82.91	614
600,000.01 - 650,000.00	18	11,294,813.81	3.25%	6.629	357	78.18	615
650,000.01 - 700,000.00	13	8,667,371.86	2.49%	6.796	358	81.91	663
700,000.01 - 750,000.00	16	11,737,701.19	3.38%	6.741	346	69.86	634
750,000.01 - 800,000.00	6	4,710,400.92	1.35%	6.509	357	75.54	601
800,000.01 - 850,000.00	2	1,668,000.00	0.48%	5.800	357	65.97	627
850,000.01 - 900,000.00	1	897,545.92	0.26%	6.500	357	83.72	676
900,000.01 - 950,000.00	4	3,684,563.31	1.06%	6.754	358	72.14	626
950,000.01 - 1,000,000.00	3	2,969,156.45	0.85%	7.190	357	72.34	594
1,000,000.01+	8	9,116,500.18	2.62%	6.295	357	74.22	649
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Current Gross Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	1	194,032.00	0.06%	4.300	357	77.72	772
4.500 - 4.999	8	3,277,926.85	0.94%	4.900	358	76.84	695
5.000 - 5.499	34	12,410,972.96	3.57%	5.239	357	78.25	685
5.500 - 5.999	120	47,268,250.84	13.60%	5.795	358	77.80	661
6.000 - 6.499	154	52,346,481.84	15.06%	6.285	355	78.47	642
6.500 - 6.999	238	81,367,534.59	23.40%	6.779	357	80.95	642
7.000 - 7.499	123	43,219,837.85	12.43%	7.255	357	82.56	622
7.500 - 7.999	146	48,379,734.64	13.92%	7.747	357	82.15	603
8.000 - 8.499	57	15,369,875.14	4.42%	8.232	357	82.60	591
8.500 - 8.999	67	17,285,092.29	4.97%	8.701	355	81.15	575
9.000 - 9.499	31	6,236,767.72	1.79%	9.215	354	78.36	547
9.500 - 9.999	41	6,147,031.47	1.77%	9.762	354	81.62	556
10.000 -10.499	26	3,663,452.01	1.05%	10.161	355	78.17	555
10.500 -10.999	52	5,592,395.10	1.61%	10.762	352	79.53	561
11.000 -11.499	29	2,910,428.54	0.84%	11.243	355	78.08	553
11.500 -11.999	21	1,716,608.37	0.49%	11.796	353	80.31	555
12.000 -12.499	3	218,878.05	0.06%	12.141	358	76.56	504
13.000 -13.499	1	60,498.23	0.02%	13.340	358	90.00	557
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

FICO	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
500-524	83	19,858,398.38	5.71%	9.026	356	73.64	512
525-549	85	22,323,311.73	6.42%	8.367	356	76.71	537
550-574	93	28,013,770.81	8.06%	7.763	356	77.14	561
575-599	152	42,855,887.09	12.33%	7.326	357	79.27	588
600-624	191	54,688,839.95	15.73%	7.104	356	81.59	612
625-649	170	56,778,073.51	16.33%	6.695	357	80.73	637
650-674	139	44,277,277.80	12.74%	6.634	357	81.76	663
675-699	109	36,080,915.35	10.38%	6.560	357	83.26	686
700+	122	41,227,565.48	11.86%	6.385	354	82.79	730
None	8	1,561,758.39	0.45%	8.504	357	75.39	0
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Combined Original LTV	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01- 49.99	13	3,137,894.79	0.90%	6.778	357	39.51	642
50.00- 54.99	9	3,939,654.26	1.13%	6.632	358	53.22	609
55.00- 59.99	17	6,217,814.55	1.79%	7.344	357	58.18	602
60.00- 64.99	31	9,911,484.06	2.85%	7.505	357	62.88	565
65.00- 69.99	67	25,309,939.47	7.28%	7.132	351	67.14	598
70.00- 74.99	63	23,663,360.55	6.81%	7.266	357	72.34	593
75.00- 79.99	90	28,329,946.32	8.15%	7.484	357	76.29	595
80.00	447	121,023,994.22	34.81%	6.739	357	80.00	641
80.01- 84.99	36	10,314,122.05	2.97%	7.278	356	83.27	642
85.00- 89.99	90	32,411,641.16	9.32%	7.182	357	85.98	631
90.00- 94.99	154	52,965,808.85	15.23%	7.150	357	90.55	643
95.00- 99.99	93	25,042,142.27	7.20%	7.590	357	95.02	636
100.00	42	5,397,995.94	1.55%	9.066	351	100.00	646
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
180	5	954,557.81	0.27%	7.131	176	73.87	713
240	8	575,591.45	0.17%	9.741	237	77.39	602
360	1,139	346,135,649.23	99.56%	7.109	357	80.37	627
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Stated Remaining Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
121-180	5	954,557.81	0.27%	7.131	176	73.87	713
181-240	8	575,591.45	0.17%	9.741	237	77.39	602
301-360	1,139	346,135,649.23	99.56%	7.109	357	80.37	627
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Debt Ratio	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
0.01 -20.00	25	7,013,403.76	2.02%	7.432	357	78.54	600
20.01 -25.00	29	9,126,339.20	2.63%	7.129	356	73.58	604
25.01 -30.00	47	14,053,130.01	4.04%	7.211	357	79.25	634
30.01 -35.00	111	31,767,651.30	9.14%	6.961	357	79.84	636
35.01 -40.00	149	48,955,126.04	14.08%	7.002	354	80.50	631
40.01 -45.00	239	70,238,932.69	20.20%	7.168	357	80.52	630
45.01 -50.00	297	89,292,317.65	25.68%	7.084	357	81.23	628
50.01 -55.00	142	46,247,409.06	13.30%	7.066	357	79.91	609
55.01 -60.00	31	9,083,847.82	2.61%	7.046	357	82.58	632
60.01+	45	11,055,304.99	3.18%	7.666	355	79.67	608
None	37	10,832,335.97	3.12%	7.297	357	81.69	662
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

FRM/ARM	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
ARM	953	309,963,294.66	89.16%	7.022	357	80.39	625
Fixed Rate	199	37,702,503.83	10.84%	7.860	351	80.01	641
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Product	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2/28 6 Mo LIBOR ARM	594	177,843,904.33	51.15%	7.442	357	79.77	606
3/27 6 Mo LIBOR ARM	36	11,608,079.16	3.34%	6.674	357	80.37	647
5YR IO 2/28 6 Mo LIBOR ARM	306	113,191,984.28	32.56%	6.461	358	81.31	650
5YR IO 3/27 6 Mo LIBOR ARM	15	6,627,399.98	1.91%	6.063	358	80.72	661
6 Mo LIBOR ARM 30 Yr	2	691,926.91	0.20%	5.880	356	85.89	654
Fixed Rate 15 Yr	4	902,795.16	0.26%	6.929	176	73.65	717
Fixed Rate 15 Yr Rate Reduction	1	51,762.65	0.01%	10.650	178	77.61	641
Fixed Rate 20 Yr	8	575,591.45	0.17%	9.741	237	77.39	602
Fixed Rate 30 Yr	176	32,930,599.22	9.47%	7.962	357	81.92	636
Fixed Rate 30 Yr 5YR IO	7	2,962,111.00	0.85%	6.483	358	62.97	675
Fixed Rate 30 Yr Rate Reduction	3	279,644.35	0.08%	9.007	359	61.87	587
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

Interest Only	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Interest Only	328	122,781,495.26	35.32%	6.440	358	80.84	651
Not Interest Only	824	224,884,303.23	64.68%	7.481	356	80.08	613
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Prepayment Penalty Original Term (months)	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Prepay Penalty: 0 months	274	77,791,197.37	22.38%	7.533	355	78.22	620
Prepay Penalty: 12 months	104	41,003,093.06	11.79%	7.094	357	81.39	641
Prepay Penalty: 24 months	665	204,408,427.95	58.79%	6.962	357	81.04	625
Prepay Penalty: 30 months	1	167,768.70	0.05%	7.890	358	80.00	576
Prepay Penalty: 36 months	108	24,295,311.41	6.99%	7.068	355	79.57	637
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Lien	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
First Lien	1,056	339,630,457.88	97.69%	7.034	357	80.18	627
Second Lien	96	8,035,340.61	2.31%	10.481	347	87.17	609
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Documentation Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Full Documentation	615	168,264,247.74	48.40%	7.050	357	81.22	618
Lite Documentation	12	4,836,925.72	1.39%	7.326	354	83.22	630
No Documentation	18	5,096,370.22	1.47%	7.096	357	82.61	703
Stated Income Documentation	507	169,468,254.81	48.74%	7.170	356	79.32	633
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Loan Purpose	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Cash Out Refinance	491	175,956,383.11	50.61%	7.178	356	78.30	615
Purchase	612	155,612,923.52	44.76%	6.960	357	83.07	646
Rate/Term Refinance	49	16,096,491.86	4.63%	7.887	355	76.45	569
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Property Type	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2-4 Units Attached	10	3,164,529.02	0.91%	7.315	357	87.84	695
2-4 Units Detached	70	24,382,332.20	7.01%	7.449	357	84.37	657
Condo High-Rise Attached	6	2,517,837.75	0.72%	6.917	358	85.08	638
Condo Low-Rise Attached	60	15,049,414.88	4.33%	6.925	357	81.60	655
Condo Low-Rise Detached	1	230,170.72	0.07%	7.250	355	95.00	545
Manufactured Housing	8	1,435,174.82	0.41%	6.620	348	79.48	651
PUD Attached	4	805,273.59	0.23%	7.409	357	79.19	633
PUD Detached	156	49,520,023.37	14.24%	7.125	358	81.68	630
Single Family Attached	12	3,497,427.47	1.01%	7.262	357	69.77	606
Single Family Detached	825	247,063,614.67	71.06%	7.088	356	79.61	620
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Occupancy Status	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Non-owner	50	13,043,973.06	3.75%	7.795	357	84.29	666
Primary	1,089	327,401,114.19	94.17%	7.093	357	80.26	625
Second Home	13	7,220,711.24	2.08%	6.801	357	77.25	634
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Credit Grade	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
A	47	14,677,411.58	4.22%	7.909	356	76.34	554
AA	116	34,984,938.22	10.06%	7.600	356	81.66	594
AA+	877	270,594,041.80	77.83%	6.838	357	81.14	642
B	50	14,604,374.99	4.20%	8.327	356	74.09	548
C	29	6,218,103.95	1.79%	9.179	356	71.93	546
CC	28	5,144,303.73	1.48%	10.006	356	68.30	534
NG	5	1,442,624.22	0.41%	7.418	352	83.43	631
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Pmi Insurer	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
MGIC	619	184,750,501.52	53.14%	6.994	357	80.98	618
No MI	533	162,915,296.97	46.86%	7.249	356	79.63	637
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

State	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
Alabama	4	603,914.98	0.17%	7.366	356	80.95	645
Arizona	19	5,363,205.43	1.54%	7.187	358	80.41	609
Arkansas	3	717,875.80	0.21%	7.942	358	83.64	609
California	322	120,687,081.73	34.71%	6.744	357	80.40	629
Colorado	34	7,020,522.85	2.02%	7.020	358	83.49	619
Connecticut	21	7,280,020.48	2.09%	6.961	356	81.06	621
Delaware	2	389,559.00	0.11%	7.154	357	80.00	633
Florida	88	19,547,181.77	5.62%	7.522	357	79.75	627
Georgia	24	4,800,609.14	1.38%	8.342	357	80.34	597
Hawaii	12	6,804,237.26	1.96%	6.591	357	80.04	640
Idaho	2	589,514.24	0.17%	8.189	357	91.79	615
Illinois	19	4,846,441.93	1.39%	7.574	357	81.58	613
Indiana	6	848,200.10	0.24%	8.300	356	86.54	599
Iowa	1	177,315.14	0.05%	8.500	358	95.00	597
Kentucky	8	1,171,512.81	0.34%	7.497	357	83.55	604
Louisiana	4	703,822.28	0.20%	6.555	357	80.00	668
Maine	11	2,097,531.52	0.60%	7.385	356	79.94	616
Maryland	20	5,057,398.07	1.45%	7.810	358	81.76	604
Massachusetts	74	26,394,977.47	7.59%	6.916	357	76.52	626
Michigan	12	2,382,951.73	0.69%	7.300	357	84.12	621
Minnesota	14	3,683,432.32	1.06%	7.623	358	80.87	610
Mississippi	3	719,022.25	0.21%	7.800	357	82.90	604
Missouri	5	1,013,650.73	0.29%	7.731	358	81.94	605
Montana	2	257,081.85	0.07%	6.981	357	75.39	626
Nevada	26	7,767,623.42	2.23%	7.365	356	80.02	617
New Hampshire	9	1,418,508.11	0.41%	7.152	358	75.83	616
New Jersey	39	13,352,431.76	3.84%	7.344	357	80.77	621
New York	128	44,754,251.98	12.87%	7.287	357	81.70	645
North Carolina	16	3,065,109.47	0.88%	8.275	358	79.15	585
Ohio	20	3,534,894.47	1.02%	6.610	358	81.48	640
Oklahoma	3	283,373.86	0.08%	9.284	357	82.73	521
Oregon	14	3,401,091.37	0.98%	7.485	357	81.62	619
Pennsylvania	26	6,257,074.78	1.80%	6.962	357	80.43	639
Rhode Island	10	2,470,079.87	0.71%	6.901	358	81.20	605
South Carolina	3	891,977.91	0.26%	7.634	358	73.75	598
Tennessee	9	1,418,482.56	0.41%	7.640	357	79.66	625
Texas	64	15,475,563.53	4.45%	7.664	348	81.57	609
Utah	6	1,202,194.77	0.35%	6.332	357	79.88	666
Vermont	2	262,162.35	0.08%	6.952	358	79.80	632
Virginia	45	13,668,156.56	3.93%	7.432	356	78.84	624
Washington	14	3,701,921.29	1.06%	6.691	358	72.87	652
Wisconsin	5	752,068.88	0.22%	7.175	357	84.47	686
Wyoming	3	831,770.67	0.24%	9.245	356	83.89	536
Total	**1,152**	**347,665,798.49**	**100.00%**	**7.113**	**357**	**80.35**	**627**

Gross Margin	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
2.500 - 2.999	1	1,007,500.00	0.33%	5.050	357	65.00	643
3.000 - 3.499	24	9,825,736.89	3.17%	5.445	357	77.05	707
3.500 - 3.999	84	30,412,445.29	9.81%	5.736	358	77.78	672
4.000 - 4.499	165	55,646,908.54	17.95%	6.308	358	77.73	648
4.500 - 4.999	179	63,673,769.41	20.54%	6.669	357	81.37	643
5.000 - 5.499	157	53,313,606.94	17.20%	7.081	357	82.44	622
5.500 - 5.999	110	37,616,376.27	12.14%	7.494	357	83.91	602
6.000 - 6.499	67	20,441,118.33	6.59%	7.887	357	84.08	593
6.500 - 6.999	47	15,470,648.90	4.99%	8.363	356	79.62	560
7.000 - 7.499	23	7,515,313.95	2.42%	8.720	356	75.84	526
7.500 - 7.999	9	2,486,384.08	0.80%	9.376	357	86.12	555
8.000 - 8.499	39	6,373,086.47	2.06%	10.044	357	78.61	538
8.500 - 8.999	29	3,486,633.91	1.12%	10.266	357	75.55	531
9.000 - 9.499	13	1,901,616.33	0.61%	10.918	356	63.03	537
9.500 - 9.999	5	629,825.16	0.20%	10.768	356	66.85	528
10.000 -10.499	1	162,324.19	0.05%	10.990	357	65.00	513
Total	**953**	**309,963,294.66**	**100.00%**	**7.022**	**357**	**80.39**	**625**

Minimum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
4.000 - 4.499	1	194,032.00	0.06%	4.300	357	77.72	772
4.500 - 4.999	8	3,277,926.85	1.06%	4.900	358	76.84	695
5.000 - 5.499	34	12,154,972.96	3.92%	5.258	357	80.28	682
5.500 - 5.999	108	43,515,809.97	14.04%	5.793	358	78.05	659
6.000 - 6.499	144	49,252,000.96	15.89%	6.287	357	79.03	640
6.500 - 6.999	212	71,860,187.39	23.18%	6.772	357	81.77	642
7.000 - 7.499	111	39,792,933.17	12.84%	7.253	357	82.10	618
7.500 - 7.999	133	43,859,077.48	14.15%	7.743	357	81.76	601
8.000 - 8.499	44	12,597,300.53	4.06%	8.219	357	82.53	581
8.500 - 8.999	54	15,406,671.37	4.97%	8.714	357	80.61	570
9.000 - 9.499	18	4,766,627.23	1.54%	9.210	356	74.62	525
9.500 - 9.999	29	5,270,017.56	1.70%	9.762	356	81.41	547
10.000 -10.499	16	2,653,376.83	0.86%	10.157	357	76.86	534
10.500 -10.999	20	3,113,312.66	1.00%	10.779	357	72.57	528
11.000 -11.499	13	1,607,606.74	0.52%	11.260	357	70.63	523
11.500 -11.999	7	545,495.55	0.18%	11.734	357	71.45	530
12.000 -12.499	1	95,945.41	0.03%	12.050	358	80.00	504
Total	**953**	**309,963,294.66**	**100.00%**	**7.022**	**357**	**80.39**	**625**

Maximum Interest Rate	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
10.000 -10.499	1	194,032.00	0.06%	4.300	357	77.72	772
10.500 -10.999	8	3,277,926.85	1.06%	4.900	358	76.84	695
11.000 -11.499	30	10,617,968.17	3.43%	5.245	358	80.33	688
11.500 -11.999	105	42,281,505.95	13.64%	5.793	358	77.87	659
12.000 -12.499	144	49,249,950.32	15.89%	6.263	357	79.00	640
12.500 -12.999	211	71,310,988.99	23.01%	6.760	357	81.54	642
13.000 -13.499	113	40,999,664.08	13.23%	7.220	357	81.93	618
13.500 -13.999	132	43,577,117.84	14.06%	7.701	357	82.06	600
14.000 -14.499	45	12,825,971.22	4.14%	8.129	357	82.94	584
14.500 -14.999	56	17,047,034.93	5.50%	8.599	357	81.30	578
15.000 -15.499	18	4,766,627.23	1.54%	9.210	356	74.62	525
15.500 -15.999	29	5,254,712.02	1.70%	9.680	356	81.78	550
16.000 -16.499	15	2,426,870.52	0.78%	10.136	357	77.89	532
16.500 -16.999	22	3,411,644.07	1.10%	10.616	357	73.03	527
17.000 -17.499	14	1,808,224.75	0.58%	11.110	357	70.38	527
17.500 -17.999	8	705,263.68	0.23%	11.566	357	68.69	529
18.000 -18.499	2	207,792.04	0.07%	11.619	357	71.59	511
Total	**953**	**309,963,294.66**	**100.00%**	**7.022**	**357**	**80.39**	**625**

Initial Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	5	2,041,358.13	0.66%	6.413	356	84.57	660
3.000	947	307,697,936.53	99.27%	7.027	357	80.36	625
4.000	1	224,000.00	0.07%	6.625	355	80.00	0
Total	**953**	**309,963,294.66**	**100.00%**	**7.022**	**357**	**80.39**	**625**

Subsequent Periodic Rate Cap	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
1.000	921	299,702,981.17	96.69%	7.020	357	80.35	626
1.500	30	9,892,830.35	3.19%	7.042	356	81.55	608
2.000	2	367,483.14	0.12%	8.541	357	80.00	596
Total	**953**	**309,963,294.66**	**100.00%**	**7.022**	**357**	**80.39**	**625**

Next Rate Change Date	# of Loans	Current Principal Balance	Pct by Curr Prin Bal	Weighted Average Gross Coupon	Weighted Average Stated Remaining Term	Weighted Average Combined Orig LTV	Weighted Average FICO
06/01/05	1	96,667.05	0.03%	8.550	337	85.00	646
07/01/05	2	691,926.91	0.22%	5.880	356	85.89	654
03/01/06	3	869,250.27	0.28%	7.172	350	75.24	603
05/01/06	1	394,961.29	0.13%	6.000	348	80.00	555
06/01/06	2	659,454.75	0.21%	8.547	349	83.25	558
07/01/06	1	126,296.97	0.04%	9.100	350	63.18	534
08/01/06	5	1,712,523.63	0.55%	7.169	351	89.89	613
09/01/06	5	1,309,479.53	0.42%	8.085	352	84.23	641
10/01/06	5	1,371,137.46	0.44%	9.047	353	78.80	522
11/01/06	28	8,768,058.89	2.83%	8.050	354	75.76	559
12/01/06	34	12,531,190.50	4.04%	6.927	355	82.95	624
01/01/07	84	29,342,798.09	9.47%	7.212	356	81.84	603
02/01/07	222	72,117,772.91	23.27%	7.030	357	79.75	619
02/28/07	1	593,299.71	0.19%	8.650	358	90.00	636
03/01/07	414	130,574,528.25	42.13%	6.971	358	80.18	633
03/04/07	1	649,406.66	0.21%	6.450	359	51.79	583
04/01/07	93	29,919,062.65	9.65%	6.951	359	81.44	641
09/01/07	1	313,670.83	0.10%	6.500	352	80.00	575
10/01/07	1	115,545.43	0.04%	8.990	353	80.00	0
11/01/07	1	490,663.74	0.16%	9.990	354	80.00	544
12/01/07	2	1,022,129.96	0.33%	7.574	355	90.00	576
01/01/08	5	2,212,140.24	0.71%	5.573	356	77.98	658
02/01/08	15	4,316,307.73	1.39%	6.640	357	81.03	633
03/01/08	22	8,174,556.60	2.64%	6.313	358	78.80	668
04/01/08	4	1,590,464.61	0.51%	5.867	359	85.49	707
Total	**953**	**309,963,294.66**	**100.00%**	**7.022**	**357**	**80.39**	**625**